ALPHA BANK

ANNUAL REPORT FOR THE YEAR 2005

(In Accordance with the C.M.C. rule 7/372/15.2.2006)

Athens, March 2006

INVITATION
TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with Codified Law 2190/1920 "On Corporate Legislation" as amended and article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E., are invited to the Annual Ordinary General Meeting (A.G.M.), on Tuesday, April 18, 2006, at 12.00 noon, at the Athens Hilton Hotel, at 46 Vassilissis Sophias Avenue.

AGENDA

1. Submission for approval of the annual financial statements as of 31.12.2005, together with the relevant reports of the Board of Directors and the Auditors, and the distribution of profits.
2. Discharge of the Board of Directors and the Auditors from any liability for the financial year 2005.
3. Election of Auditors, regular and alternate, for the financial year 2006 and approval of their remuneration.
4. Approval of the Board of Directors' fees.
5. Approval of the merger balance sheet, dated 31.7.2004, of the absorbed, by the Bank, company "Delta Singular S.A.", and of the relevant financial statements.
6. Discharge of the Board of Directors and of the regular Auditors of the company "Delta Singular S.A." for the financial period from 1.1.2004 to 8.4.2005.
7. Approval of a share buy-back scheme according to paragraph 5, article 16 of Codified Law 2190/1920.
8. Issue and allocation of new shares following the capitalisation of reserves and the decrease of the share nominal value. Adaptation of article 5 of the Bank's Articles of Incorporation regarding the Bank's share capital, due to the aforementioned share capital increase.
9. Amendment, completion, annulment and renumbering of all the Articles of the Bank's Articles of Incorporation (articles 1-29) for updating purposes. Codification of the Articles of Incorporation.
10. Grant of authorisation by the General Assembly to the Board of Directors, according to article 13, paragraph 1, subparagraphs b and c, of Codified Law 2190/1920.
11. Election of independent members of the Board of Directors, among the existing non-executive members.
12. Amendment of the present stock option scheme and approval of a new scheme, in favour of executive members of the Board of Directors and executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).
13. Grant of authorisation, according to article 23, paragraph 1 of Codified Law 2190/1920, to members of the Board of Directors, the General Management or Managers to participate in the Board of Directors or in the management of Group companies having similar purposes.

All Shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.), bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday, April 12, 2006, in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania, Alpha Bank A.D. Skopje, Alpha Bank Belgrade Affiliate and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service Section, tel.: 210 326 5810) by April 12, 2006.

Athens, March 21, 2006
The Board of Directors

Contents

1. Board of Directors' Report for the Year 2005

In 2005 the profitability of the Group continued and it successfully utilized its capability to increase income significantly and to maintain operating costs at the same level.

The indicators and the results for the year confirm the dynamic growth of the Group. As at 31 December 2005 total assets of the Group amounted to EUR 44 billion, 32% higher than the previous year. Loans and advances to customers amounted to EUR 27.4 billion, an increase of 22%. Deposits and repos amounted to EUR 21.6 billion, increased by 5%, while the total equity amounted to EUR 3.1 billion.

Net profit before income tax amounted to EUR 642.2 million, while profit after tax amounted to EUR 505.9 million, an increase of 23%.

The Tier I ratio and the capital adequacy ratio were 10.4% and 13.5% respectively, which are much higher than the regulatory limits required by the Bank of Greece directive (4% and 8% respectively) and give the capability of the Group to expand its activities in all sectors in the next years.

Greek Retail gains market share. Consumer credit and mortgages grow by 40% and 36.4% respectively, raising Alpha Bank's market shares to 12.6% and 15% from 11.5% and 14.3% a year earlier.
This segment is expected to grow faster in the years to come as lending operations are being reorganized in the direction of a more centralized credit approval system.

At the same time, it continued successfully the Group's strategy of rapid expansion in the countries of Southeastern Europe. As at 31 December 2005, the Group had an international presence in eight countries.

Southeastern Europe business expands rapidly bringing in 9% of pretax profits.
Lending grows by 34%, deposits by 39%, while pretax profits grow faster by 64% to Euro 58.2 million.
In view of the importance that the Bank attributes in this business, an international retail unit has been established in order to transfer products, knowledge and experience from Greece to these countries.

The continuous improvement in the political and economic conditions of the countries in Southeastern Europe, and the progress regarding their entrance in the European Union, have radically changed the situation in the region.

With the indicators of growth maintained at high levels, the advancement of structural reforms in conjunction with the application of sound reconstruction and development programmes, render these countries very attractive to foreign investors. Particularly in the financial sector, the changes are very rapid, the privatizations and the appropriative of acquiring local banks have resulted in an intense interest of foreign and Greek banking groups whereas the demand from customers both institutional and individuals, for new and specialized products and services has significantly increased.

The Alpha Bank Group, in this new environment, has upgraded significantly and its objectives have been extended. Beyond the increase of market share, by attracting new customers from the local markets and the serving of Greek enterprises located in the region, its aim is to be established as one of the important banks in each country.

The achievement of these objectives is based on the new strategy adopted by Group management, which consists of a balanced and rapid growth in the markets of Southeastern Europe. The implementation of this strategy began with the acquisition of Jubanka a.d. Beograd, a Serbian bank with 86 branches, at the beginning of 2005 and with the establishment of 11 new branches in Romania and 12 in Bulgaria. The expansion of the network in the region of Southeastern Europe will continue over the next few years, with the aim of increasing the branches from 176 in 2005, to 436 at the end of 2008, and until the end of 2010 to 720, with personnel in excess of 6,400 employees.

The banking units in these countries are supported by subsidiaries of the broader financial sector, providing, except from banking services, brokerage, investment, insurance and leasing services.

At the same time, management plans to increase the products and services offered to clients with particular emphasis in retail banking, the standardization of information technology systems of all the units and staffing with specialized personnel.

As a result of the high profitability and the achievement of the financial targets, the Board of Directors decided to propose at the General Assembly of Shareholders the following:

a) The distribution of a dividend EUR 237.6 million or EUR 0.84 per share. The proposed dividend is 40% higher than the prior year adjusted dividend of EUR 0.60 per share.

b) The bonus shares issue of 4 free for each ten shares in circulation.

Organizational Changes

In the context of the ongoing reorganization of the Group it implemented the:

- separation of duties of the Chairman from those of the Managing Director, implementing a pioneering step in the field of corporate governance,
- the reinforcement of the compliance division for the conformity with the banking rules and other regulatory authorities,
- additional organizational and operational changes, and investments in technology and new systems, to meet the increasing requirements of the market,
- restructuring of organizational and operational structure of the branches,
- intensifying efforts for a significant increase market share in the private individuals and small to medium-sized enterprises sectors.

Research and Development

The Group, in addition to its extensive branch network, develops alternative electronic networks in order to fulfill client demands and needs, for automated services of a high quality.

During the year about one-third of the Bank's transactions were performed through the alternative networks, (23% ATM network and 12% the remaining alternative networks). The activities of the Group in the sector of alternative networks focused on infrastructure development for further growth, the introduction of new services and the improvement of services already provided, and the evaluation, promotion, support and follow-up of their operation.

Business Planning 2006-2008

The strategy of the Group gives emphasis to retail banking in Greece and its further expansion in Southeastern Europe.

In Greece, the objective is to increase market share in loans to 16% by 2008. This means an increase by two percentage points in consumer loans, one and a half percentage point in housing loans and approximately a half percentage point in corporate loans and in particular from loans to small enterprises. In Southeastern Europe the objective is to increase the market share in loans to approximately two percentage points until 2008 (from 5.7% to 7.7% in 2008) with the ultimate objective to increase market share to 10% by 2010.

The objective for the period from 2006 up to 2008 is the average annual increase in consumer loans, housing loans and corporate loans in Greece to reach 29%, 24% and 11%, respectively compared to a market increase of 23%, 20% and 10% respectively. In the same period the interest rate margin will decreased gradually. In addition, customer deposits are expected to increase by 13% for the period 2006 up to 2008, in line with the market, with interest rate margins remaining almost the same. In Southeastern Europe, the objective is to increase the loan portfolio and deposits between 30% and 40% exceeding the respective increase of the market. The interest rate margins, even though expected to increase slightly, will remain at relatively high levels due to the continuing penetration in the financial markets.

For the achievement of these objectives, the Group plans to expand its branch network by establishing 20 new branches in Greece and 260 branches in Southeastern Europe. Thus a network of 436 branches will be operating in these countries, about the same number of branches existing in Greece, increasing the total number of branches to 840 by 2008. The objective of the Group is to operate 1,200 branches by 2010.

The continuing restructuring is expected to decrease the need of personnel by at least one employee per existing branch from 2006 and afterwards, and allows the establishment of smaller size branches in the future. Consequently, the branches that will be established in Greece and in Southeastern Europe will operate with 3 to 10 persons.

The number of personnel is expected to reach approximately 12,600 employees by 2008. This means a net increase of approximately 1,100 persons. The indicator of the total number of employees per branch will reach 13 by 2008 from 18 at 2005, with significant affect in the profitability of the Group. Accordingly, the cost to revenue ratio is expected to decrease to 42% by 2008 from 48% in 2005, despite the fact that in Southeastern Europe it will remain relatively high at 52%.

Taking into consideration all of the above, the income is expected to increase on an average of 14% annually from 2006 up to 2008, with the expenses not increasing more than 7% resulting in a significant increase in profitability. With risk weighted assets increasing by 14% and the percentage of distributed profits to 50%, the basic capital ratio (Tier I) is expected to be more than 8% achieving at the same time a 28% return on capital and the repurchase of own shares to 1% annually on an average rate.

In particular, the net interest margin is expected to increase by 3.4% in 2008 from 3.2% in 2005 basically due to increasing volume of operations with high margins while the net interest margin per product is expected to decrease. Commission income is expected to increase at the same level as the increase in assets, 11% approximately, mainly due to the increase in assets under management and investment banking.

The growth in these sectors will result from the continuing trend of clientele's capital being directed to equity and bond mutual funds, privatization and the increased demand of advisory services due to merger of enterprises and the expansion of Greek enterprises abroad. Other income including income from financial transactions is expected to be at the market level. Finally, from 2006 up to 2008, total increase of expenses is expected to be around 7%, proving the effectiveness of the continues operational reorganization, and despite the significant effect from the high cost of expansion to Southeastern Europe.

Athens, 21 February 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS

YIANNIS S. KOSTOPOULOS

The above Directors Report, which consists of 4 pages, is the one mentioned in the auditors report dated on 21 February 2006.

Athens, 21 February 2006

KPMG KYRIACOU CERTIFIED AUDITORS A.E.

Marios T. Kyriacou, Certified Auditor

AM SOEL 11121

Nikolaos E. Vouniseas, Certified Auditor

AM SOEL 18701

2. Auditor's Report for the Consolidated Financial Statements of the Group as at 31/12/2005

Auditor's Report
(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK

We have audited the accompanying consolidated financial statements of ALPHA BANK (the "Bank") which comprise the consolidated balance sheet as at 31 December 2005, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Greek Auditing Standards, which are based on the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation as well as assessing the consistency of the Board of Directors' Report with the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view, of the financial position of ALPHA BANK Group as of 31 December 2005, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, that have been adopted by the European Union and the Board of Directors' Report is consistent with the accompanying financial statements.

Without qualifying our opinion we draw attention to note 38 (b) to the financial statements, that explains that the tax obligations of the Bank and its subsidiaries for certain years have not yet been audited by the tax authorities and accordingly their tax obligations for those years are not considered final. The outcome of the tax audits can not presently be determined.

Athens, 21 February 2006

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant	Nick Vouniseas Certified Auditor Accountant
AM SOEL 11121	AM SOEL 18701

3. Consolidated Financial Statements of the Group as at 31/12/2005

Consolidated income statement

	Note	31.12.2005	31.12.2004
		(Thousands of Euro)	
		From 1 January to	
Interest and similar income	2	1,829,435	1,541,920
Interest expense and similar charges	2	(604,490)	(486,891)
Net interest income		1,224,945	1,055,029
Fee and commission income	3	380,380	354,687
Commission expense	3	(26,093)	(22,144)
Net fee and commission income		354,287	332,543
Dividend income	4	2,640	5,601
Gains less losses on financial transactions	5	30,170	78,616
Other income	6	111,661	105,370
		144,471	189,587
Total income		1,723,703	1,577,159
Staff costs	7	(446,124)	(419,260)
General administrative expenses	8	(309,755)	(332,824)
Depreciation and amortization expenses	19,20,21	(62,488)	(56,837)
Other expenses	31	(5,108)	(1,259)
Total expenses		(823,475)	(810,180)
Impairment losses on loans and advances	9	(256,845)	(229,228)
Share of profit (loss) of associates	18	(1,165)	37,458
Profit before tax		642,218	575,209
Income tax expense	10	(136,348)	(163,409)
Profit after tax		505,870	411,800
Attributable to equity holders of the Bank		502,174	408,228
Attributable to minority interests		3,696	3,572
Earnings per share:	11		
Basic earnings per share (€)		1.76	1.44
Diluted earnings per share (€)		1.75	1.44

Consolidated balance sheet

(Thousands of Euro)

	Note	31.12.2005	31.12.2004
ASSETS			
Cash and balances with Central Banks	12	2,202,382	1,755,349
Due from banks	13	4,775,229	5,222,824
Securities held for trading	14	122,638	162,102
Derivative financial assets	15	138,997	171,633
Loans and advances to customers	16	27,356,543	22,377,785
Investment securities			
-Available for sale	17	7,745,062	1,973,594
Investments in associates	18	11,389	107,363
Investment property	19	29,550	27,359
Property, plant and equipment	20	937,973	916,767
Goodwill and other intangible assets	21	107,436	30,861
Deferred tax assets	22	202,519	200,158
Other assets	23	285,258	291,013
		43,914,976	33,236,808
Non-current assets held for sale	24	92,070	-
Total Assets		44,007,046	33,236,808
LIABILITIES			
Due to banks	25	8,128,599	1,544,315
Derivative financial liabilities	15	140,236	228,945
Due to customers	26	21,644,804	20,696,624
Debt securities in issue and other borrowed funds	27	9,192,626	6,727,078
Liabilities for current income tax and other taxes	28	128,202	175,550
Deferred tax liabilities	22	23,857	3,883
Employee defined benefit obligations	29	561,748	557,269
Other liabilities	30	743,372	666,605
Provisions	31	317,871	289,093
		40,881,315	30,889,362
Liabilities related to non-current-assets held for sale	24	3.047	-
Total Liabilities		40.884.362	30.889.362
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	32	1,456,018	1,274,272
Share premium	33	125,685	-
Reserves	34	324,297	365,095
Retained earnings	35	506,985	366,091
Treasury shares	36	(188,316)	(18,873)
		2,224,669	1,986,585
Minority interest		53,069	63,508
Hybrid securities	37	844,946	297,353
Total Equity		3,122,684	2,347,446
Total Liabilities and Equity		44,007,046	33,236,808

Consolidated statement of changes in equity

(thousands of Euro)

	Note	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2004		953.721	244.914	296.830	-	235.014	(1.048)	1.729.431	141.472	225.434	2.096.337
Changes in equity for the period 1.1-31.12.2004											
Movement in the available for sale securities reserve	34	-	-	809	-	-	-	809	-	-	809
Effect of translation of foreign subsidiaries	34	-	-	-	4,890	-	-	4,890	-	-	4,890
Other	35	-	-	-	-	2,250	-	2,250	-	-	2,250
Taxes recognized directly in equity	35	-	-	-	-	(2.309)	-	(2.309)	-	-	(2.309)
Net income recognized directly in equity		-	-	809	4,890	(59)	-	5,640	-	-	5,640
Net income for the period		-	-	-	-	408,228	-	408,228	3,572	-	411,800
Total	35	-	-	809	4,890	408,169	-	413,868	3,572	-	417,440
Share capital increase	32, 35	319,996	-	-	-	(319,996)	-	-	-	-	-
Ex-Ionian Bank goodwill net-off	33, 35	-	(244,914)	-	-	244,914	-	-	-	-	-
Dividends paid to equity holders of the Bank and minority interests	35	-	-	-	-	(117,502)	-	(117,502)	(1,320)	-	(118,822)
Change of participating interests in subsidiaries	35	-	-	-	-	(8,733)	-	(8,733)	(80,216)	-	(88,949)
Purchase of treasury shares and hybrid securities	36, 37	-	-	-	-	-	(17,825)	(17,825)	-	71,919	54,094
Amortization of initial share options valuation granted to employees	34	-	-	833	-	-	-	833	-	-	833
Share options exercise	32	555	-	-	-	-	-	555	-	-	555
Dividends paid to hybrid securities holders	35	-	-	-	-	(14,042)	-	(14,042)	-	-	(14,042)
Reserves appropriation	34, 35	-	-	61,733	-	(61,733)	-	-	-	-	-
Balance 31.12.2004		1.274.272	-	360.205	4.890	366.091	(18.873)	1.986.585	63.508	297.353	2.347.446

Consolidated statement of changes in equity

(thousands of Euro)

	Note	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2005		1.274.272	-	360.205	4.890	366.091	(18.873)	1.986.585	63.508	297.353	2.347.446
Changes in equity for the period 1.1-31.12.2005											
Available-for-sale securities valuation	34	-	-	(38,562)	-	-	-	(38,562)	-	-	(38,562)
Transfer to income statement due to sales	34	-	-	(3,982)	-	-	-	(3,982)	-	-	(3,982)
Effect of translation of foreign subsidiaries	34	-	-	-	(1,949)	-	-	(1,949)	-	-	(1,949)
Other	35	-	-	-	-	(853)	-	(853)	-		(853)
Net income recognized directly in equity		-	-	(42,544)	(1,949)	(853)	-	(45,346)	-	-	(45,346)
Net income for the period		-	-	-	-	502,174	-	502,174	3,696	-	505,870
Total	35	-	-	(42,544)	(1,949)	501,321	-	456,828	3,696	-	460,524
Issue of hybrid securities	37	-	-	-	-	-	-	-	-	588,000	588,000
Merger of Delta Singular A.E.	32,33, 35	23,449	125,685	-	-	-	-	149,134	-	-	149,134
Capitalization of reserve to round the share price to € 5,35	32,35	562	-	-	-	(562)	-	-	-	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	32,35	157,735	-	-	-	(157,735)	-	-	-	-	-
Acquisition of subsidiary and change of participating interests in subsidiaries	35	-	-	-	-	(12,801)	-	(12,801)	(12,651)	-	(25,452)
Purchase of treasury shares and sale of hybrid securities	36,37	-	-	-	-	-	(169,443)	(169,443)	-	(40,407)	(209,850)
Amortization of initial share options valuation granted to employees	34	-	-	2,245	-	-	-	2,245	-	-	2,245
Dividends paid to equity holders of the Bank and minority interests	35	-	-	-	-	(174,064)	-	(174,064)	(1,484)	-	(175,548)
Dividends paid to hybrid securities holders	35	-	-	-	-	(13,815)	-	(13,815)	-	-	(13,815)
Reserves appropriation	34,35	-	-	1,450	-	(1,450)	-	-	-	-	-
Balance 31.12.2005		1,456,018	125,685	321,356	2,941	506,985	(188,316)	2,224,669	53,069	844,946	3,122,684

Consolidated Cash flow statement

	Note	(Thousands of Euro) From 1 January to 31.12.2005	31.12.2004
Cash flows from operating activities			
Profit before taxes		642,218	575,209
Adjustments for:			
Depreciation of property, plant and equipment	19,20	45,160	43,113
Amortization of intangible assets	21	17,328	13,724
Impairment losses and provisions		289,483	245,348
Gains (losses) from investing activities		(23,788)	(49,162)
Gains (losses) from financing activities		35,548	19,100
Share of (profit) loss of associates	18	1,165	(37,458)
		1,007,114	809,874
Net (increase) decrease in assets relating to operating activities:			
Due from banks		108,777	(805,038)
Securities held for trading and derivative financial assets		72,100	255,321
Loans and advances to customers		(5,083,257)	(2,577,862)
Other assets		(47,888)	(28,057)
Net increase (decrease) in liabilities relating to operating activities			
Due to banks		6,578,688	(904,988)
Derivative financial liabilities		(88,709)	(161,731)
Due to customers		3,400,158	2,562,443
Other liabilities		44,175	16,572
Net cash from operating activities before taxes		5,991,158	(833,466)
Income taxes paid		(163,743)	(140,863)
Net cash flows from operating activities		5,827,415	(974,329)
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(220,176)	(91,063)
Proceeds from sale of investments (subsidiaries and associates)		6,749	-
Dividends received	4	2,640	5,601
Purchase of property, plant and equipment	19,20,21	(59,489)	(60,431)
Disposal of property, plant and equipment		10,240	18,004
Net (increase) decrease in investment securities		(5,760,637)	(282,943)
Net cash flows from investing activities		(6,020,673)	(410,832)
Cash flows from financing activities			
Dividends paid		(171,887)	(118,780)
Purchase of treasury shares		(169,490)	(18,638)
Proceeds from the issue of loans		121,969	6,985
Repayment of loans		(21,733)	(5,058)
Proceeds from the issue of Hybrid securities		547,593	71,919
Dividends paid to Hybrid securities holders		(13,815)	(14,042)
Net cash flows from financing activities		292,637	(77,614)
Effect of exchange rate fluctuations on cash and cash equivalents		(1,949)	4,890
Net increase (decrease) in cash and cash equivalents		97,430	(1,457,885)
Cash and cash equivalents at beginning of the period	12	5,568,384	7,026,269
Cash and cash equivalents at end of the period	12	5,665,814	5,568,384

General information

The Alpha Bank Group includes companies in Greece and abroad which offer services as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK S.A. which operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05.

The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting. In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders' in a general meeting of April 19, 2005 ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos
Mr. Costopoulos was born in Athens. He received his B.Sc. in Naval Architecture at King's College, Durham University, England. His career started at the Bank in 1963. He was Managing Director and General Manager of the Bank from 1973, Chairman of the Board of Directors and General Manager from 1984, Chairman of the Board of Directors and Managing Director from 1996. On 23 February 2005 he was appointed Executive Chairman.

VICE CHAIRMAN (Non Executive Member)

Andreas L. Canellopoulos
Mr. Canellopoulos is Chairman of Titan Cement Company S.A. He was elected to the Bank's Board of Directors in 1989 and from 1995 was appointed Non-Executive Vice President. From 1994 up to 2000 he was Chairman of the Confederation of Greek Industries.

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis
Mr. Mantzounis was born in Athens. He studied Political Sciences at the Aix-Marseille University. He joined the Bank in 1973 and was appointed General Manager in 2002. On 23 February 2005 he was elected Managing Director.

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)
Mr. Yannopoulos was born in Athens and holds degrees in Economics (MA in Industrial Economics) from Sussex University and Business Administration (MBA) from Manchester Business School. He worked abroad for 15 years for Chase and Exxon, in London, New York, Frankfurt, Milan, Rome and 2 years as General Manager of Ionian Bank. He works for the Bank since 1994, in the beginning as Executive General Manager and from 23 February 2005 as General Manager.

Spyros N. Filaretos
Mr. Filaretos was born in Athens. He studied Economics at the University of Manchester and Sussex. He joined the Bank in 1985 and in 1997 was appointed Executive General Manager. On 23 February 2005 he was appointed General Manager.

Artemis Ch. Theodoridis
Mr. Theodoridis was born in Athens. He studied Economics and holds an MBA from the University of Chicago. He is Chairman and Managing Director of Alpha Finance AXEPEY and was appointed Executive General Manager of the Bank in 2002. On 23 February 2005 he was appointed General Manager. He served as a member of the Board of Directors of the Athens Stock Exchange (1996-1999) and of the Central Securities Depository (2000-2002).

NON-EXECUTIVE MEMBERS

George E. Agouridis *
Mr. Agouridis is a lawyer and Chairman of the Greek Advisory Committee of the "Stavros S. Niarchos" Foundation. He is a member of the Bank's Board of Directors from 2000.

Sophia G. Eleftheroudaki
Ms Eleftheroudaki is Managing Director of the bookstore and publishing company G.C. ELEFTHEROUDAKIS S.A. since 1983. She was elected to the Bank's Board of Directors in 2005.

Paul G. Karakostas*
Mr. Karakostas is Chairman and Managing Director of GENKA Investment S.A. He was elected to the Bank's Board of Directors in 2000. He was Chairman of the British Hellenic Chamber of Commerce and of the Greek Wine Association.

Ioannis K. Lyras **
Mr. Lyras is President of PARALOS MARITIME CORPORATION S.A. He is a member of the Bank's Board of Directors since 2005. He was Chairman of the Union of Greek Shipowners from 1997 to 2003. He also represents the Union of Greek Shipowners to the Board of Directors of the Union of European Shipowners.

Nicholaos I. Manessis **
Mr. Manessis is Chairman of the Board of Directors and Managing Director of HALYVOURGIA THESSALIA S.A. and a member of the Board of Directors of ELLINIKI HALYVOURGIA S.A. He is also a member of the Bank's Board of Directors since 2005.

Minas G. Tanes *
Mr. Tanes is Chairman of Athenian Brewery S.A. He is a member of the Bank's Board of Directors since 2003.

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **
Mr. Apostolides graduated from the Athens Law School. He is a member of the Bank's Board of Directors since 2004. He is member of the Diplomatic Service since 1965 and he was, among other things, Ambassador of Greece to Cyprus and Permanent Representative of Greece to the European Union in Brussels. In 1998 he was appointed General Secretary of the Ministry of Foreign Affairs and the following year was appointed Director of the National Intelligence Agency, until his retirement in November 2004.

Thanos M. Veremis
Professor of Political Sciences at the University of Athens since 1987. He is a member of the Bank's Board of Directors since 2000. He is also a member of the Board of Directors of the Hellenic Foundation for European and Foreign Policy (ELIAMEP) since 1988 and was the president of the Foundation from 1995 to 2000.

SECRETARY

Hector P. Verykios
Senior manager, Alpha Bank

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni
	Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 December2005 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies. Apart from the Greek market, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's). The Bank as at 31 December 2005 has issued 291,203,608 shares. The Group's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year 2005 amounted to an average of 720,000 shares per day.

The credit rating of the Bank remains in high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamic of its operations and the positive share price prospect.

The Board of Directors approved the financial statements on 21 February 2006.

Notes to the consolidated financial statements

1. Accounting principles applied

1.1 Basis of presentation

These financial statements relate to the fiscal year 1 January 2005 to 31 December 2005 and they are the Group's first financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which were measured at their fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The Group has prepared these financial statements in accordance with International Financial Reporting Standards. In particular the Group applied IFRS 1 "First-time Adoption of International Financial Reporting Standards", and all the standards and interpretations adopted by the European Union which are mandatory for the preparation of financial statements for periods that begin after 1 January 2005. The accounting principles applied for the preparation of financial statements as at 31 December 2005 are described below.

Set out below are the standards and interpretations that are included in the following regulations of the European Council, which were published until 31 December 2005, 1725/2003, 707/2004, 2086/2004, 2236/2004, 2237/2004, 2238/2004, 1751/2005, 211/2005, 1864/2005, 1910/2005 and 2106/2005:

- International Accounting Standards 1, 2, 7, 8, 10, 11, 12, 14, 16-21, 23, 24, 26, 27-34, 36-41.
- Interpretations of International Accounting Standards 7, 10, 12, 13, 15, 21, 25, 27, 29, 31, 32.
- International Financial Reporting Standards 1-6.
- Interpretation of International Financial Reporting Standard 1, 4 and 5.

The adoption of the above standards and interpretations is mandatory for the fiscal year and covers all the periods presented in the financial statements except for IFRS 5 which has been adopted from 1 January 2005 in accordance with the exception set out in IFRS 1.

An explanation of the impact of the transition to IFRS on the financial position and the comparative figures, previously reported in accordance with Greek generally accepted accounting principles (Greek GAAP), is included in note 48. This note provides reconciliations between Greek GAAP and IFRS of the balance sheet, equity, income statement and cash flows.

The estimates of the Bank which are applied in the decisions which are taken into account during the preparation of the financial statements are based on historical information and assumptions which at present are considered logical.

The estimates and assumptions are re-assessed to take into account current conditions and the effect of any changes are recognized in the financial statements in the period that they occur.

1.2 Basis of consolidation

The consolidated financial statements include the parent company Alpha Bank, its subsidiaries, associates and joint ventures.

a. Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Bank. The financial statements of subsidiaries are included in the consolidated financial statements from that date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. When the cost of acquisition exceeds the fair value of the Group's share of the identifiable net assets acquired the excess is recorded as goodwill, which is tested for impairment annually. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Special purpose entities are consolidated in the group's financial statements when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank.

Inter company transactions are eliminated unless the transaction provides evidence of impairment of the asset transferred and it is recognized in the consolidated balance sheet.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b. Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding, directly or indirectly, of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting.

The Group's share of the associates post-acquisition profits or losses is recognized in the income statement.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

c. Joint ventures

According to IAS 31, joint ventures are those entities over whose activities, the Group has joint control, established by contractual agreement whereby two or more parties undertake an economic activity.

The consolidated financial statements include the Group's share of the joint venture under the proportionate consolidation method.

Details of the entities and the Group's ownership interest of subsidiaries and joint ventures is provided in note 39, and for associates in note 18.

1.3 Segment reporting

The Group after taking into account the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:
a. the primary reporting format are the following business segments:
- Retail
- Corporate
- Asset Management and Insurance

- Investment Banking and Treasury
- South Eastern Europe
- Other

b. the geographical segments are the secondary reporting format:
- Greece
- Other Countries

Detailed information relating to business and geographical segments are presented in note 40.

1.4 Foreign currency transactions

The consolidated financial statements are presented in Euro, which is the currency of the country of incorporation of the Bank (functional currency). Items included in the financial statements of each of the Group's companies are measured using the currency of the country of incorporation or the currency of the primary economic environment in which the company operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to Euro at the closing exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in shareholders' equity depending on the classification of the non-monetary item.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate at the date of that balance sheet.
The comparative figures presented are translated to Euro at the closing rates at the respective dates of the comparative balance sheet.

(b) Income and expenses for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange differences from the above translation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.5 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents consists of:

a. Cash on hand.
b. Non-restricted placements with Central banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the consolidated financial statements.

1.6 Classification and measurement of financial assets

The Group classifies its financial assets in the following categories:

- Loans and receivables.
- Held–to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Direct loans to customers
ii. Amounts paid for a portion or total acquisition of bonds issued by customers
iii. All receivables from customers, Banks etc.

Loans and receivables are carried at amortized cost.

b) Held–to-maturity

Held–to-maturity investments are financial assets that the Group has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Group has not included any financial assets in this category.

c) Finan cial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the short term and in order to exploit short term market fluctuations (trading portfolio). The Group has included in this category fixed rate Government bonds, except from particular issues that other decision has been taken, treasury bills and a limited number of shares.
ii. The Group, at initial recognition, carries this category at fair value and recognize changes in fair value in the income statement. The Group has not included items in this category.

d) Available for sale

Available for sale financial assets are investments that have not been classified in any of the previous categories.

The Group has included in this category:

i. Variable interest rate bonds
ii. Some issues of Greek State fixed rate bonds, which are decided to be classified in available for sale category and fixed rate bonds of other issues.
iii. Shares
iv. Mutual fund units.

This category is carried at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred in profit or loss.

The measurement principles noted above are not applicable when a particular financial asset is a hedged item, in which case the principles set out in note 1.7 are followed.

1.7 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a small or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rates, index or other variable).

All derivatives are recognized as assets when their fair value is positive and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been entered into.

The Group's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).
When the Group uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

In addition the Group uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions

We emphasize the following:

a. Synthetic Swaps

The parent company (ALPHA BANK), in order to increase the return on deposits to selected customers uses synthetic swaps. This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.
The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of Swaps are entered into primarily to hedge the exposures arising from customer loans and deposits. As there is no documentation to support hedge accounting they are accounted for as trading instruments. The result arising from these derivatives is recognized as interest expense, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting relates to the valuation rules to offset the effects on the gain or loss from changes in the fair value of a hedging instrument and a hedged item which would not be achieved if the normal re measurement principles were followed.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated each reporting date.

Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the risk being hedged are recognized in the income statement.

The Group uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits.

Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective part of any gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective part is recognized in the income statement. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

Hedges of net investment in a foreign operation

It is applied to hedge the foreign exchange risk, arising from investments in foreign operations.

1.8 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. The historical cost includes costs relating to the acquisition of property and equipment.

Subsequent expenditure is capitalized or recognized as a separate asset only when it increases the future economic benefits. Expenditure on repairs and maintenance is recognized in the income statement as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment taking into account residual values.

The estimated useful lives are as follows:

- Buildings: 20 to 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated, however, it is reviewed periodically for impairment. The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date. Property and equipment which is considered impaired is carried at its recoverable amount. Gains and losses from the sale of property and equipment are recognized in the income statement.

1.9 Investment property

The Group includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is initially recognized at cost, which includes all related acquisition costs. Subsequent to initial recognition investment property is stated at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in the income statement as incurred.

The estimated useful lives over which depreciation is charged are the same as own-used property.

1.10 Goodwill and other intangible assets

- *Goodwill*

Goodwill represents the difference between the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition.

Goodwill arising from acquisitions after 1/1/2004 is recorded to "Goodwill and other intangible assets". Goodwill on acquisitions of associates is included in "Investment in associates".

At the end of each year recognized goodwill is tested for impairment.

Negative goodwill is recognized in the income statement.

- *Other intangible assets*

The Group has included in this caption:

a) Intangible assets (deposit base, relationships with customers and brand name) which were recognized from the acquisition of the Serbian Bank Jubanka a.d. Beograd according to IFRS 3. These intangible assets are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life of each type of asset and it is defined as follows:
   - For deposit base and customer relationships to 6 years
   - For brand name to 2 years
b) Software is carried at cost less amortization. Amortization is charged over the estimated useful life, which the Group has defined from three to four years. Expenditure incurred to maintain the software programs is recognized in the income statement.

For intangible assets no residual value is estimated.

1.11 Leases

The Group enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Group is the lessor

i. Finance leases:

For finance leases where the Group is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.13.

ii. Operating leases:

When the Group is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Group is the lessee

i. Finance leases:

For finance leases, where the Group is the lessee, the leased asset is recognized as own-used property, plant and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Group's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life and the Group is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Group as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Insurance activities

a. Insurance reserves

The insurance reserves are the current estimates of future cash flows arising from insurance life and non-life contracts.

The reserves consist of:

i. Mathematical reserves

The insurance reserves for the term life contracts (e.g. term, comprehension, investment) are calculated on actuarial principles using the present value of future liabilities less the present value of premiums to be received. The calculations are based on technical assumptions (mortality tables, interest rates) in accordance with the respective supervisory authorities on the date the contract was signed.
If the carrying amount of the insurance reserves is inadequate, the entire deficiency is provided for.

ii. Unearned premiums reserves

Represent part of net premiums earned which cover proportionally the period from the balance sheet date to the termination of the period the net premium covers.

iii. Outstanding claims reserves

Concern liabilities on claims occurred and reported but not yet paid at the balance sheet date. These claims are determined on a case-by-case basis based on existing information (loss adjustors' reports, doctors reports, court decisions etc) at the balance sheet date. Provisions are also determined for claims incurred but not reported at the balance sheet date (IBNR), the calculation of these provisions is based on the estimated average cost of claim.

iv. Reserves for investments held on behalf and at risk of life insurance policy holders

These reserves are accounted for as assets and liabilities at the current value of the associated investments.

b. Revenue recognition

Revenues from life and non-life insurance contracts are recognized when they become payable.

c. Reinsurance

The reinsurance premiums ceded and the respective ceded portion of the insurance reserves follow the terms of the relevant reinsurance agreements.

d. Distinction of insurance products

In accordance with IFRS 4 contracts that do not transfer significant insurance risk are characterized as investment and/or service contracts, and their accounting treatment is covered by IAS 32 and IAS 39 for financial instruments and IAS 18 for revenue.

Based on the above the following were separated from insurance services:

a) The individual unit linked contracts with zero insured capital.
b) Group pension fund contracts under unit-linked management.
c) Group contract services provided for which the Company acts as intermediate (motor assistance and accident care).

e. Liability adequacy test

In accordance with IFRS 4 an insurer shall assess at each reporting date whether its recognized insurance reserves are adequate (less deferred acquisition costs and related intangible assets) to cover the risk arising from the insurance contracts. If that assessment shows that the carrying amount of its insurance reserves is inadequate the entire deficiency is recognized in profit or loss.

The methodology applied for life insurance was based on current estimates of all future cash flows, from insurance contracts and of related handling costs. These estimates were based on assumptions representing current market conditions and regarding mortality, cancellations, future changes and allocation of administrative expenses, medical inflation relating to medical changes and the discount rate. The guaranteed return included in certain insurance contracts has also been taken into account in estimating cash flows.

For the liability adequacy test of claims reserves, the triangulation method (chain-ladder/link ratio) was used which is based on the assumption that the proportional relation occurred in past years between the amounts of cumulative claims (paid and outstanding) will be repeated in the future. Data of the last five years were used for the calculation of the relevant test.

1.13 Impairment losses on loans and advances

The Group has assessed as at 31.12.2003, and at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the steps performed were the following:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events).

   The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

   In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

   i. procedures for forced recovery have initiated
   ii. the Group has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. The criteria for assessment on an individual or collective basis.

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

In determining the amount for each entity of the Group numerous factors were considered such as the composition of the loan portfolio the specific circumstances of the market and experience obtained from the management of the portfolio.

More specifically for the Group's parent company Alpha Bank the separation point is the amount of € 1 million.

c. Establishment of groups of assets with similar risk characteristics

In those instances which based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.
ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. Methodology in determining future cash flows from impaired loans

The Group has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures, of loans, including the realization of all collaterals held.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. Interest income recognition

Interest income on impaired loans is recognized based on the carrying value of the loan after the impairment at the original effective interest rate.

f. Impairment recognition

The Group write-offs impaired loans, with exceptions to a small number of accounts with large outstandings were an allowance account is established.

g. Recoveries

If in a subsequent period events occur after the impairment which result in a decrease in the impairment or the collection of amounts from loans and advances previously written-off, the recoveries are recognized in the income statement.

1.14 Deferred taxation

Deferred taxation is the tax that will be paid or for which relief will be obtained in the future resulting from the different period that certain items are recognized for financial reporting and tax purposes.

Deferred tax is provided for temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are provided based on the expected manner of realization or settlement using tax rates (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, taking into consideration the enacted tax rates at balance sheet date.

Current and deferred tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity in which case it is recognized in equity.

1.15 Non-current assets held for sale

Consists of property and machinery that the Group obtained from foreclosures, which are held for sale.

Certain items of property are at present leased to third parties, but these lease agreements were entered into before the Group obtained possession of the property.

Assets held for sale are valued at the lower between the carrying amount and the fair value less cost to sell.

Property in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.16 Financial liabilities

Financial liabilities may be classified as held for trading:

i. when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations.

ii. they are derivatives which are not used for hedging purposes.

Financial liabilities are initially recognized and re measured at fair value, with changes in fair value recognized in the income statement.

The Group has included in this category derivatives which are not used for hedging purposes.

The liabilities from derivatives which are used for hedging purposes are measured at fair value. Changes in fair value are accounted for as set out in note 1.7.

The liabilities which are not classified in the above category are measured at amortized cost using the effective interest method. Liabilities to credit institutions and customers, debt issued and other loan liabilities are classified in this category.

1.17 Employee benefits

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligations and the fair value of plan assets are amortized in a period equal to the average remaining working lives of the employees.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.18 Share options granted to employees

The Group rewards the performance of its executives and managers by granting share options. The share options are exercised after the expiration of three years from the grant date.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Group.

1.19 Provisions

A provision is recognized when the Group has a constructive or legal obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. Provisions are measured by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses. However, future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur. Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the income statement relating to the provision may be presented net of the amount of the reimbursement.

1.20 Sale and repurchase agreements

The Group enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the consolidated balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments. The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.21 Equity

Incremental costs of share capital increase

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium

The issuance of shares as consideration for the acquisition of a business are shown at their market value. The difference between the nominal value of the shares issued and their market value is recorded as share premium.

Employee share options

The fair value of share options granted to the Group's management is recorded to equity and to the income statement, respectively. Upon the exercising of the share options the amount received from the beneficiaries is recorded as share capital.

Treasury shares

The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained earnings

When the Group's ownership interest in a subsidiary increases as a result of an acquisition, the difference between the consideration paid and the share of net assets acquired is recognized directly to retained earnings.

Sales of ownership interests in subsidiaries that do not result in a loss of control for the Group, is considered as a transaction between related Group equity parties and the gain or loss arising from the sale is recognized directly to retained earnings.

Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the General Meeting of the shareholders.

1.22 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.23 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.24 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income statement

2. Net interest income

	From 1 January to	
	31.12.2005	31.12.2004
Interest and similar income		
Banks	126,744	134,794
Securities	126,311	78,856
Loans and advances to customers	1,538,827	1,304,681
Other	37,553	23,589
Total	1,829,435	1,541,920
Interest expense and similar charges		
Banks	(85,568)	(50,988)
Customers	(253,825)	(209,230)
Debt securities in issue and other borrowed funds	(195,332)	(121,598)
Other	(69,765)	(105,075)
Total	(604,490)	(486,891)

3. Net fee and commission income

	From 1 January to	
	31.12.2005	31.12.2004
Fee and commission income		
Loans	53,250	51,522
Letters of guarantee	35,518	36,738
Imports-Exports	19,957	21,686
Credit Cards	58,597	55,256
Fund transfers	82,864	79,507
Mutual Funds	56,856	44,487
Management and advisory fees	12,964	9,839
Other	60,374	55,652
Total	380,380	354,687
Commission expense		
Credit Cards	(18,852)	(15,335)
Loans	(971)	(828)
Other	(6,270)	(5,981)
Total	(26,093)	(22,144)

4. Dividend income

	From 1 January to	
	31.12.2005	31.12.2004
Available-for-sale shares	2,640	5,601
Total	2,640	5,601

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2005	31.12.2004
Foreign exchange differences	25,450	22,930
Securities held for trading	(6,667)	(459)
Available-for-sale securities	9,657	43,561
Other financial instruments	2,093	12,536
Other	(363)	48
Total	30,170	78,616

6. Other income

	From 1 January to	
	31.12.2005	31.12.2004
Insurance activities	27,568	28,387
Hotel activities	41,747	48,266
Operating lease income	4,176	2,560
Sale of property, plant and equipment	7,214	3,685
Tax discount	1,901	2,791
Goodwill from merger with Delta Singular A.E. (note 45)	7,695	-
Other	21,360	19,681
Total	111,661	105,370

Income from insurance activities is analyzed as follows:

	From 1 January to	
	31.12.2005	31.12.2004
Non-life Insurance		
Premiums and other related income	95,950	91,451
Less:		
Reinsurance premiums ceded	37,760	43,418
Commissions	4,563	4,042
Claims from policyholders	37,449	35,438
Re insurers' participation	13,974	14,373
Net income from non-life insurance	30,152	22,926
Life Insurance		
Premiums and other related income	60,599	59,443
Less:		
Reinsurance premiums ceded	2,493	2,352
Commissions	10,856	9,508
Claims from policyholders	51,259	44,198
Re insurers' participation	1,425	2,076
Net income from life insurance	(2,584)	5,461
Total	27,568	28,387

7. Staff costs

	From 1 January to	
	31.12.2005	31.12.2004
Wages and Salaries	297,942	278,993
Social Security contributions	74,699	72,367
Expenses of defined benefit plans (note 29)	52,905	48,451
Other	20,578	19,449
Total	446,124	419,260

8. General administrative expenses

	From 1 January to	
	31.12.2005	31.12.2004
Rent of buildings	25,840	23,594
Rent and maintenance of EDP equipment	18,469	18,533
EDP expenses	32,172	28,545
Marketing and advertisement expenses	28,870	32,849
Telecommunications and postage	23,221	22,808
Third party fees	30,427	26,195
Consultants fees	8,309	6,046
Contribution to Savings Guarantee Fund	11,445	9,643
Insurance	8,483	8,872
Consumables	6,210	6,445
Electricity	7,041	6,575
Donations	1,857	957
Olympic Games sponsorship	-	42,116
Consumables	5,624	5,856
Repairs on buildings and equipment	4,081	4,235
Cleaning fees	3,439	3,189
Security	4,387	4,076
Transportation	3,595	3,631
Agency fees	5,565	3,415
Other general administrative expenses	48,409	45,674
Other taxes	32,311	29,570
Total	309,755	332,824

9. Impairment losses on loans and advances

	From 1 January to	
	31.12.2005	31.12.2004
Customer loans and advances	259,558	225,298
Insurance activities	2,139	5,841
Recoveries	(4,852)	(1,911)
Total	256,845	229,228

10. Income tax

	From 1 January to	
	31.12.2005	31.12.2004
Current tax	120,973	163,596
Deferred tax	15,375	(187)
Total	136,348	163,409

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2005	31.12.2004
Amortization and write-offs of intangibles	10,371	(1,464)
Loans and advances to customers	1,316	(9,137)
Employee defined benefit obligations	572	4,149
Valuation of derivatives	(4,949)	1,812
Valuation of loans hedged	1,660	(1,491)
Valuation of debt security in issue (hedged)	4,508	477
Carry forward tax losses	(495)	1,731
Other temporary differences	2,392	3,736
Total	15,375	(187)

		31.12.2005		31.12.2004
Profit before tax		642,218		575,209
Income tax (tax rate 22% for 2005 and 30% for 2004)	21.37%	137,224	29.00%	166,993
Increase/decrease due to:				
Non taxable income	(0.46%)	(2,942)	(3.11%)	(17,864)
Non taxable income /Non deductible expenses	0.67%	4,299	1.78%	10,253
Part of profit relating to non taxable income	(1.37%)	(8,773)	(1.37%)	(7,870)
Additional tax	0.06%	396	0.06%	318
In tax rate	0.27%	1,707	0.77%	4,427
Usage of tax losses	(0.21%)	(1,342)	(0.01%)	74
Other temporary differences	0.90%	5,779	1.23%	7,078
Income tax	21.23%	136,348	28.41%	163,409

Note:
Based on Art. 141 of L. 2190/1920 leasing transactions are accounted for in accordance with International Financial Reporting Standards and are not adjusted for income tax purposes.

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to	
	31.12.2005	31.12.2004
Profit attributable to shareholders of the Bank (in € thousands)	502,174	408,228
Weighted average number of outstanding ordinary shares	285,768,514	283,218,650
Basic earnings per share (in € per share)	1.76	1.44

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2005	31.12.2004
Profit attributable to shareholders of the Bank (in € thousands)	502,174	408,228
Weighted average number of outstanding ordinary shares	285,768,514	283,218,650
Adjustment for share options	402,740	416,166
Weighted average number of outstanding ordinary shares for diluted earnings per share	286,171,254	283,634,816
Diluted earnings per share (in € per share)	1.75	1.44

Assets

12. Cash and balances with Central Banks

	31.12.2005	31.12.2004
Cash	305,144	260,646
Cheques receivable	53,727	50,044
Balances with Central Banks	1,843,511	1,444,659
Total	2,202,382	1,755,349
Of which mandatory deposits with Central banks	1,202,541	868,694

The bank is required to maintain current account to country's Central Bank (Bank of Greece) in order to facilitate interbank transactions with a Central Bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (Target).

Bank of Greece requires also that all financial institutions established in Greece, to maintain deposits with the Central Bank equal to 2% of total customer deposits.

These deposits bare interest at the refinancing rate as set by the European Central Bank (31.12.2005: 2.25%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2005	31.12.2004
Balances with Central Banks	999,841	886,655
Sale and repurchase agreements (Reverse Repos)	2,148,476	4,354,406
Sort term placements with the Banks	2,517,497	327,323
Total	5,665,814	5,568,384

13. Due from banks

	31.12.2005	31.12.2004
Placements with other banks	2,635,460	868,418
Sale and repurchase agreements (Reverse Repos)	2,148,476	4,354,406
Less: Provisions for impairment losses	(8,707)	-
Total	4,775,229	5,222,824

14. Securities held for trading

	31.12.2005	31.12.2004
Government bonds	90,912	104,774
Other debt securities	25,952	56,004
- Listed	25,952	53,067
- Non-listed	-	2,937
Shares:	5,774	1,324
- Listed	5,774	1,324
Total	122,638	162,102

15. Derivatives

	31 December 2005		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign Exchange Derivatives			
Currency forwards	557,502	2,394	3,218
Currency swaps	928,696	5,231	4,944
Cross currency swaps	614,987	57,825	53,789
Currency options	296,363	1,910	1,946
Currency options embedded in retail products	24,191	57	-
Total non-listed	2,421,739	67,417	63,897
b. Interest rate derivatives			
Interest rate swaps	3,376,098	67,120	44,435
Interest rate options	27,801	149	166
Total non-listed	3,403,899	67,269	44,601
Options	153,477	35	161
Total listed	153,477	35	161
c. Index and stock derivatives			
Futures	4,624	18	115
Options	34,036	178	-
Total listed	38,660	196	115
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	219,730	-	15,138
Total non-listed	219,730	-	15,138
b. Interest rate derivatives			
Interest rate swaps	1,263,522	4,080	16,324
Total non-listed	1,263,522	4,080	16,324
Grand Total	7,501,027	138,997	140,236

	31 December 2004		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,372,389	9,956	17,827
Currency swaps	1,792,663	24,804	66,883
Cross currency swaps	609,317	100,000	100,418
Currency options	979,369	5,133	5,606
Currency options embedded in retail products	17,277	34	22
Total non-listed	4,771,015	139,927	190,756
b. Interest rate derivatives			
Interest rate swaps	1,993,613	30,179	35,816
Interest rate options	26,886	38	38
Total non-listed	2,020,499	30,217	35,854
Futures	74,416	-	42
Total listed	74,416	-	42
c. Index derivatives			
Options embedded in retail products	341	-	64
Total non-listed	341	-	64
Futures	1,953	-	1
Total listed	1,953	-	1
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	1,933	-	605
Total non-listed	1,933	-	605
b. Interest rate derivatives			
Interest rate swaps	229,674	1,489	1,623
Total non-listed	229,674	1,489	1,623
Grand total	7,099,831	171,633	228,945

16. Loans and advances to customers

	31.12.2005	31.12.2004
Individuals:		
Mortgages	6,937,685	4,934,764
Consumer	2,029,704	1,475,120
Credit cards	883,605	795,935
Other loans	193,181	206,182
Other receivables	189,918	15,071
Companies:		
Overdrafts	6,144,729	5,627,764
Term loans	10,519,258	8,854,089
Leasing	843,011	645,163
Factoring	386,600	427,139
Other loans	64,579	25,187
Other receivables	112,306	27,102
Receivables from insurance and re-insurance activities	92,327	102,220
	28,396,903	23,135,736
Less: Allowance for impairment losses	(1,040,360)	(757,951)
Total	27,356,543	22,377,785

The loans and advances to customers includes receivables from finance lease:

	31.12.2005	31.12.2004
Up to 1 year	299,764	214,772
From 1 year up to 5 years	411,707	353,802
More than 5 years	331,601	222,407
	1,043,072	790,981
Unearned finance income	(200,061)	(145,818)
Receivables from finance leases	843,011	645,163

The net amount from receivables of finance leases is analyzed as follows:

Up to 1 year	260,462	181,533
From 1 year up to 5 years	320,666	284,593
More than 5 years	261,883	179,037
Total	843,011	645,163

Provision for impairment losses

Balance 1.1.2004	527,363
Exchange differences	15,570
Provision for loan impairment (note 9)	231,139
Loans written-off during the period	(16,121)
Balance 31.12.2004	757,951
Provision from Jubanka acquisition	59,654
Provision from merger with Delta Singular A.E.	7,566
Exchange differences	2,151
Provision for loan impairment (note 9)	261,697
Loans written-off during the period	(48,659)
Balance 31.12.2005	1,040,360

17. Investment securities

Available for sale

	31.12.2005	31.12.2004
Government bonds	6,666,391	1,000,800
Other debt securities:	872,466	805,414
- Listed	869,643	791,741
- Non-listed	2,823	13,673
Shares:	86,057	75,996
- Listed	73,675	60,409
- Non-listed	12,382	15,587
Other variable yield securities	120,148	91,384
Total	7,745,062	1,973,594

18. Investments in associates

	1.1-31.12.2005	1.1-31.12.2004
Opening balance	107,363	69,828
Purchases	837	204
Dividends received	(163)	(127)
Merger with Delta Singular A.E.	(96,524)	-
Impairment	(105)	-
Share of profit/ (loss)	(19)	37,458
Closing balance	11,389	107,363

During the year the carrying amount of the Group's investment in GAIOGNOMON A.E. was written down by an amount of € 105 as the recoverable amount was determined to be less than the carrying amount. According to company's General Assembly decision, is under liquidation procedures since 1 July 2005.

The Group's investments in associates is as follows:

	Name	Country of incorporation	Ownership interest % 31.12.2005	Ownership interest % 31.12.2004
1.	Lesvos Tourist Company A.E.	Greece	24.99	24.99
2.	Evisak A.E.	Greece	27.00	27.00
3.	Icap A.E.	Greece	26.96	26.96
4.	Delta Singular A.E.*	Greece	-	38.76
5.	Gaiognomon A.E.	Greece	20.00	20.00
6.	Propindex A.E.**	Greece	13.82	15.56
7.	AEDEP Thessalias & Stereas Ellados ***	Greece	50.00	50.00
8.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
9.	Geosynthesis A.E.****	Greece	20.00	-
10.	Micrel A.E. *****	Greece	-	21.03

* The Company was merged with the Bank at 8 April 2005 (note 45).
** Alpha Astika Akinita A.E., a subsidiary, holds ownership interest 22.58%.
*** The entity is a non-profit organization.
**** Geosynthesis A.E. was acquired by the bank from the merger with Delta Singular A.E.
***** The company was not accounted for under the equity method due to decrease in participation.

The Group's share of the profit/(loss) of each associate is as follows (the amounts are expressed in thousands of Euro):

	Name	Equity (in thousands €)	Profit/ (loss) after tax	Total (in thousands €)	Share of profits/ (losses) 31.12.2005	Impairment	Total profit/ (losses) 31.12.2005
1.	Lesvos Tourist Company A.E.	2,630	(104)	2,526	(26)	-	(26)
2.	Evisak A.E.	2,607	120	2,727	32	-	32
3.	Icap A.E.	17,717	1,091	18,808	294	-	294
4.	Gaiognomon A.E.	1,842	(619)	1,223	(124)	(105)	(229)
5.	Propindex A.E.	73	(12)	61	(1)	-	(1)
6.	AEDEP Thessallias & Stereas Ellados	147	-	147	-	-	-
7.	A.L.C. Novelle Investments Ltd	16,867	(583)	16,284	(194)	-	(194)
8.	Geosynthesis A.E.	84	(37)	47	-	-	-
	Total	41,967	(144)	41,823	(19)	(105)	(124)
9.	Delta Singular A.E.	-	-	-	(1,041)	-	(1,041)
	Grand total	41,967	(144)	41,823	(1,060)	(105)	(1,165)

As at 31.12.2003 the carrying amounts of EVISAK A.E. and MICREL A.E, were written off by € 1,589 to recognize an impairment as the recoverable amount was determined to be less than the carrying amount. The recoverable amount of the above companies is € 1.

Geosynthesis A.E. is carried at recoverable amount which is € 1.

19. Investment property

	Land and buildings
Balance 1.1.2004	
Cost	33,589
Accumulated depreciation	(2,795)
Net Book Value 1.1.2004	30,794
1.1.2004-31.12.2004	
Net Book Value 1.1.2004	30,794
Additions	83
Disposals	(3,858)
a) Cost	(4,159)
b) Accumulated depreciation	301
Reclassification from property, plant and equipment	9,787
Reclassification to property, plant and equipment	(8,206)
Depreciation charge for the period	(1,241)
Net Book Value 31.12.2004	27,359
Balance 31.12.2004	
Cost	30,309
Accumulated depreciation	(2,950)
1.1.2005-31.12.2005	
Net Book Value 1.1.2005	27,359
Foreign exchange differences	(439)
Additions	80
Additions from merger with Delta Singular A.E.	36,546
Accumulated depreciation from merger with Delta Singular A.E.	(2,940)
Additions from companies consolidated for first time in the fiscal year of 2005 (net book value)	443
Disposals	(6)
a) Cost	(6)
b) Accumulated depreciation	-
Transfer to "assets held-for-sale"	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Transfer to "property, plant and equipment"	2,519
a) Cost	3,168
b) Accumulated depreciation	(649)
Depreciation charge for the period	(549)
Net Book Value 31.12.2005	29,550
Balance 31.12.2005	
Cost	33,061
Accumulated depreciation	(3,511)

20. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 01.01.2004				
Cost	1,039,429	10,002	288,357	1,337,788
Accumulated Depreciation	(182,229)	(8,312)	(219,841)	(410,382)
Net Book Value at 1.1.2004	857,200	1,690	68,516	927,406
1.1.2004-31.12.2004				
Net Book Value 1.1.2004	857,200	1,690	68,516	927,406
Additions	26,748	226	18,400	45,374
Foreign exchange differences	1,261	(135)	460	1,586
Disposals	(12,864)	-	(1,282)	(14,146)
a) Cost	(19,429)	-	(5,937)	(25,366)
b) Accumulated depreciation	6,565	-	4,655	11,220
Reclassification to investment property	(9,787)	-	-	(9,787)
Transfer from "land and buildings" to "other equipment"	(128)	-	128	-
Transfer from "investment property"	8,206	-	-	8,206
Depreciation charge for the period	(18,294)	(261)	(23,317)	(41,872)
Net Book Value 31.12.2004	852,342	1,520	62,905	916,767
Balance 31.12.2004				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated depreciation	(197,739)	(8,699)	(238,604)	(445,042)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2005-31.12.2005				
Net book value 1.1.2005	852,342	1,520	62,905	916,767
Additions	12,406	344	25,058	37,808
Foreign exchange differences	2,188	94	675	2,957
Additions from merger with Delta Singular A.E.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.	-	(270)	(1,902)	(2,172)
Additions from companies consolidated for first time in 2005 (net book value)	26,350	-	7,897	34,247
Disposals	(7,948)	-	(1,124)	(9,072)
a) Cost	(11,690)	(130)	(10,845)	(22,665)
b) Accumulated depreciations	3,742	130	9,721	13,593
Transfer from "assets held-for-sale"	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	(225)	-	-	(225)
Transfer from "land and buildings" to "other equipment"	(5)	-	5	-
a) Cost	(319)	(7,996)	8,315	-
b) Accumulated depreciation	314	7,996	(8,310)	-
Transfer to "assets held-for-sales (Alpha Insurance Romania S.A.)"	-	-	(28)	(28)
a) Cost	-	-	(146)	(146)
b) Accumulated depreciation	-	-	118	118
Transfer to "Investment property"	(2,519)	-	-	(2,519)
a) Cost	(3,168)	-	-	(3,168)
b) Accumulated depreciation	649	-	-	649
Depreciation charge for the period	(20,141)	(581)	(23,889)	(44,611)
Net book value 31.12.2005	864,376	1,907	71,690	937,973
Balance 31.12.2005				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)

21. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2004				
Cost			94,280	94,280
Accumulated Amortization			(64,810)	(64,810)
Net Book Value 1.1.2004			29,470	29,470
1.1.2004-31.12.2004				
Net Book Value 1.1.2004	-		29,470	29,470
Foreign exchange differences	-		141	141
Additions	-		14,974	14,974
Disposals			-	-
a) Cost			(585)	(585)
b) Accumulated depreciation			585	585
Amortization charge for the period	-		(13,724)	(13,724)
Net Book Value 31.12.2004	-		30,861	30,861
Balance 31.12.2004				
Cost	-		108,799	108,799
Accumulated Amortization	-		(77,938)	(77,938)

	Goodwill	Other	Software	Total
1.1.2005-31.12.2005				
Net Book Value 1.1.2005			30,861	30,861
Foreign exchange differences			(295)	(295)
Additions			21,601	21,601
Additions from merger with Delta Singular A.E.			620	620
Accumulated depreciation from merger with Delta Singular A.E.			(381)	(381)
Additions from companies consolidated for first time in the fiscal year of 2005	54,022	17,473	918	72,413
a) Cost	57,670	18,572	918	77,160
b) Foreign exchange differences	(3,648)	(1,099)	-	(4,747)
Disposals			(13)	(13)
a) Cost			(1,300)	(1,300)
b) Accumulated amortization			1,287	1,287
Transfer to "assets held for sales (Alpha Insurance Romania S.A.)"			(42)	(42)
a) Cost			(168)	(168)
b) Accumulated amortization			126	126
Amortization charge for the period		(3,095)	(14,233)	(17,328)
Net book value 31.12.2005	54,022	14,378	39,036	107,436
Balance 31.12.2005				
Cost	54,022	17,392	130,227	201,641
Accumulated Amortization	-	(3,014)	(91,191)	(94,205)

Goodwill of € 57,4 million arised from the acquisition of 88.64% of the Serbian Bank Jubanka a.d. Beograd and the goodwill of € 0.3 million arised from the acquisition of Evremethea A.E. Foreign exchange differences arise from the financial statements of Jubanka a.d. Beograd. Other intangible assets refer to deposit base, relationships with customers and brand name of the acquired Serbian Bank Jubanka a.d. Beograd (note 45).

22. Deferred tax assets and liabilities

	1.1.2004-31.12.2004			
		Recognition in		
Deferred tax assets	Balance 1.1.2004	Income statement	Equity	Balance 31.12.2004
Derivative financial assets	2,284	(1,855)		429
Loans and advances to customers	8,151	9,137		17,288
Goodwill and other intangible assets	26,753	1,550	4	28,307
Property, plant and equipment	937	272		1,209
Non-current assets held for sale	10,782	(1,265)	3,313	12,830
Other assets	1,638	226	8	1,872
Due to customers	(107)	(84)		(191)
Other liabilities	4,816	(1,768)		3,048
Employee defined benefit obligations	132,958	(4,107)		128,851
Retained earnings	8,246	(1,731)		6,515
Total	196,458	375	3,325	200,158

		Recognition in		
Deferred tax liabilities	Balance 1.1.2004	Income statement	Equity	Balance 31.12.2004
Derivative financial assets	43	(43)		-
Loans and advances to customers	1,509	(1,491)		18
Goodwill and other intangible assets	(81)	86		5
Property, plant and equipment	409	1,202	47	1,658
Debt securities in issue and other borrowed funds		477		477
Employee defined benefit obligations	(42)	42		-
Other liabilities	1,681	(149)	(40)	1,492
Other temporary differences	169	64		233
Total	3,688	188	7	3,883
Balance	192,770	187	3,318	196,275

	1.1.2005-31.12.2005				
			Recognition in		
Deferred tax assets	Balance 1.1.2005	Mergers and acquisitions	Income statement	Equity	Balance 31.12.2005
Derivative financial assets	429		5,412		5,841
Loans and advances to customers	17,288	2,063	(1,316)	(4,374)	13,661
Goodwill and other intangible assets	28,307	388	(1,105)		27,590
Property, plant and equipment	1,209		(71)	(12)	1,126
Non-current assets held-for-sale	12,830				12,830
Other assets	1,872	71	(1,222)	503	1,224
Due to customers	(191)		191		-

Other liabilities	3,048		(9)	600	3,639
Employee defined benefit obligations	128,851	7	(572)	7	128,293
Retained earnings	6,515	2,256	495	(951)	8,315
Total	200,158	4,785	1,803	(4,227)	202,519

			Recognition in		
Deferred tax liabilities	Balance 1.1.2005	Mergers and acquisitions	Income statement	Equity	Balance 31.12.2005
Derivative financial liabilities			463		463
Loans and advances to customers	18		1,660		1,678
Goodwill and other intangible assets			9,266	1,906	11,172
Property, plant and equipment	1,658	766	623	39	3,086
Debt securities in issue and other borrowed funds	477		4,508		4,985
Other liabilities	1,492		(752)	72	812
Other temporary differences	238	13	1,410		1,661
Total	3,883	779	17,178	2,017	23,857
Balance	196,275	4,006	(15,375)	(6,244)	178,662

23. Other assets

	31.12.2005	31.12.2004
Investments on behalf of life insurance policyholders	63,440	59,271
Prepaid expenses	13,795	17,015
Accrued income	4,698	1,326
Tax advances	108,624	88,280
Brokerage fees receivables	26,482	24,113
Foreclosed assets[1]	-	32,701
Other	68,219	68,307
Total	285,258	291,013

[1] They were reclassified to non-current assets held for sale.

24. Non-current assets held for sale

a) Property, plant and equipment

	Land-buildings	Office equipment	Total
Balance 1.1.2005			
Cost	32,084	617	32,701
1.1.2005-31.12.2005			
Cost 1.1.2005	32,084	617	32,701
Additions	9,008	20	9,028
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Additions from companies consolidated for first time in 2005	11	-	11
Disposals	(6,034)	(52)	(6.086)
Reclassification to "property, plant and equipment"	(1,703)	-	(1,703)
Reclassification from "investment property"	33,463	-	33,463
Balance 31.12.2005	88,004	585	88,589

b. Investments

The Bank and its subsidiaries signed a (final) sales agreement with National Insurance for the sale of Alpha Insurance Romania S.A. The company's assets of € 3,481 are included in "Non-current assets held for sale" while company's liabilities of € 3,047 are included in "liabilities related to non-current assets held for sale". The transaction was completed on 16 February 2006.

Liabilities

25. Due to banks

	31.12.2005	31.12.2004
Current accounts	100,829	64,712
Term deposits	1,194,780	485,160
Sale and repurchase agreements (Repos)	6,832,990	994,443
Total	8,128,599	1,544,315

26. Due to customers

	31.12.2005	31.12.2004
- Current accounts	5,628,485	5,069,676
- Saving accounts	9,731,063	9,096,320
- Term deposits	5,387,767	4,552,362
- Sale and repurchase agreements (Repos)	712,617	1,852,460
	21,459,932	20,570,818
Cheques payable	184,872	125,806
Total	21,644,804	20,696,624

27. Debt securities in issue and other borrowed funds

The Group to effectively fund its activities has significantly broaden its funding sources and so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Group has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities. Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt

	31.12.2005	31.12.2004
Euro due 2005	-	3,222,401
Euro due 2006	2,519,937	1,503,017
Euro due 2007 with 1st call option in 2005	-	10,107
Euro due 2007 with 1st call option in 2006	7,126	-
Euro due 2007	901,444	900,868
HKD 100 million due 2007	11,027	9,437
Euro due 2008	507,260	-
Euro due 2008 with 1st call option in 2005	-	10,875
US $ due 2008 with 1st call option in 2006	8,052	-
Euro due 2009	710,405	710,202
Euro due 2009 with 1st call option in 2004	-	41,379
Euro due 2009 with 1st call option in 2005	-	10,132
CZK 1.500 million due 2009	51,511	48,971
US $ 11 million due 2009 with 1st call option in 2006	8,960	8,042
US $ 5 million due 2009 with 1st call option in 2006	4,027	3,652
HKD 50 million due 2009	5,497	-
	31.12.2005	31.12.2004
Euro due 2010	924,947	-
Euro due 2010 with 1st call option in 2006	56,600	-
Euro due 2010 with 1st call option in 2007	2,502,060	-
US $ 7 million due 2010 with 1st call option in 2006	5,366	-
US $ 50 million due 2010 with 1st call option in 2007	42,521	-
Euro due 2011 with 1st call option in 2005	-	60,639
Euro due 2011 with 1st call option in 2006	22,843	-
Euro due 2011	15,439	15,514
Euro due 2012	316,104	-
Euro due 2012 with 1st call option in 2006	9,353	-
Euro due 2013	19,341	-
Euro due 2015	12,360	-
Senior debt total	8,662,180	6,555,236
Securities held by the Group	(485,309)	(721,944)
Total	8,176,871	5,833,292

The majority of senior debt securities bare a floating EURIBOR rate with a margin between -10 and +35 basis points which is connected with bonds start date and maturity date.

Subordinated debt

Euro due 2010 with 1st call option in 2005	-	100,229
Euro due 2012 with 1st call option in 2007	325,817	325,757
Euro due 2013 with 1st call option in 2008	351,570	351,492
Euro due 2014 with 1st call option in 2009	201,115	201,082
JPY 30 billion with 1st call option in 2015	203,706	-
Total	1,082,208	978,560
Securities held by the Group	(66,453)	(84,774)
Subordinated debt total	1,015,755	893,786
Grand Total	9,192,626	6,727,078

Subordinated debt securities rate, due in 2012 carry interest at three-month EURIBOR plus 90 basis points spread, until they are redeemed, if they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities rate, due in 2013, carry interest at three-month EURIBOR plus a margin between 65 and 90 basis points, until they are redeemed, if they are not redeemed the spread increases to 195 up to 200 basis points.

Subordinated debt securities rate, due in 2014, carry interest at three-month EURIBOR plus 60 basis points spread, until they are redeemed, if they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first option to redeem in 2015, carrying a fixed rate of 2.94%.

28. Liabilities for current income tax and other taxes

	31.12.2005	31.12.2004
Current income tax	104,647	151,093
Other taxes	23,555	24,457
Total	128,202	175,550

29. Employee defined benefit obligations

The amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2005	Income statement 1.1.-31.12.2005 (Note 7)	Balance sheet 31.12.2004	Income statement 1.1.-31.12.2004 (Note 7)
TAP	518,749	43,693	522,352	39,411
TAPILT	(4,952)	471	(5,423)	1,835
Alpha Insurance A.E.	15,773	1,053	15,320	1,128
Alpha Bank Cyprus	26,611	7,010	19,615	5,250
Subsidiaries in Greece (Law 2112/1920 compensation)	5,567	678	5,405	827
Total	561,748	52,905	557,269	48,451

Balance sheet and income statements amounts are as follows:

a. Bank

i. The supplementary pension fund of the former Alpha Credit Bank (TAP) is responsible for the main pension and benefits of retired employees of former Alpha Credit Bank.

The Fund received extra contributions from the Bank as its plan assets were not sufficient to meet employee benefits, which were determined by an actuarial study.

It is noted that the negotiations of finding a solution of the pension fund problem for Banking employees Union may change the amount of TAP liability which is determined by on actuarial study.

Balance Sheet - Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	717,448	698,796
Fair value of plan assets	(149,392)	(131,438)
	568,056	567,358
Unrecognized actuarial losses	(49,307)	(45,006)
Liability in the balance sheet	518,749	522,352

The liability arises as follows:

Balance 1.1.2004	499,851
Accrued expense recognized	39,411
Contributions paid	(16,910)
Balance 31.12.2004	522,352
Balance 1.1.2005	522,352
Accrued expense recognized	43,693
Contributions paid	(47,296)
Balance 31.12.2005	518,749

Income Statement

	31.12.2005	31.12.2004
Current service cost	13,100	12,510
Interest cost	37,425	34,607
Expected return on plan assets	(6,832)	(7,706)
Total (included in staff costs)	43,693	39,411

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5.5%	5.5%
Expected return on plan assets	5.5%	5.5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

ii. Ionian and Popular Bank Insurance Fund (TAPILT) is responsible for the benefits of retired employees from ex-Ionian Bank.

The Bank has guaranteed all benefits to be paid to the Fund until the last employee is retired in accordance with the conditions set out in the Fund's charter.

Balance Sheet – Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	59,743	56,618
Fair value of plan assets	(58,068)	(55,641)
	1,675	977
Unrecognized actuarial losses	(6,627)	(6,400)
Recognized liability	(4,952)	(5,423)

The liability arises as follows:

Balance 1.1.2004	32,505
Accrued expense recognized	1,835
Contributions paid	(39,763)
Balance 31.12.2004	(5,423)
Balance 1.1.2005	(5,423)
Accrued expense recognized	471
Contributions paid	-
Balance 31.12.2005	(4,952)

Income Statement

	31.12.2005	31.12.2004
Current service cost	430	116
Interest cost	2,641	2,496
Expected return on plan assets	(2,654)	(777)
Actuarial losses recognized during the period	54	-
Total (included in staff costs)	471	1,835

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

b. Group

i. Alpha Insurance A.E.

The Company maintains a special account for specific employees who are close to retirement. In addition, there is an insurance contract for the former Emporiki General Insurance A.E. based on which a lump sum is granted at retirement.

Balance Sheet - Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	15,142	14,659
Unrecognized actuarial gains	631	661
Recognized liability	15,773	15,320

The liability arises as follows:

Balance 1.1.2004	14,786
Accrued expense recognized	1,128
Contributions paid	16
Benefits paid	(610)
Balance 31.12.2004	15,320
Balance 1.1.2005	15,320
Accrued expense recognized	1,053
Contributions paid	17
Benefits paid	(617)
Balance 31.12.2005	15,773

Income Statement

	31.12.2005	31.12.2004
Current service cost	320	315
Interest cost	733	813
Total (included in staff costs)	1,053	1,128

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5%	5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

ii. Alpha Bank Cyprus

Personnel receive a lump sum benefit on retirement which is calculated based on the years of service and salary.

Balance Sheet - Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	33,459	26,016
Unrecognized actuarial gains	(6,848)	(6,401)
Recognized liability	26,611	19,615

The liability arises as follows:

Balance 1.1.2004	14,516
Accrued expense recognized	5,250
Benefits paid	(337)
Exchange differences	186
Balance 31.12.2004	19,615
Balance 1.1.2005	19,615
Accrued expense recognized	7,010
Benefits paid	(259)
Exchange differences	245
Balance 31.12.2005	26,611

Income statement

	From 1 January to	
	31.12.2005	31.12.2004
Current service cost	2,917	2,978
Interest cost	1,435	1,365
Net actuarial losses recognized in fiscal year	170	907
Past service cost recognized in fiscal year	2,488	-
Total (included in staff costs)	7,010	5,250

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5.0%	5.5%
Future salary increases	6.1%	6.5%

iii. Other companies in Greece

The employees of the Greek subsidiaries with indefinite employment contracts receive a lump sum payment on retirement, which is defined by Law 2112/1920. The amounts recognized in the balance sheet are analyzed as follows:

	31.12.2005	31.12.2004
Balance sheet – Liabilities		
Liability	5,567	5,405

	31.12.2005	31.12.2004
Income statement		
Payroll and related costs	678	827

30. Other liabilities

	31.12.2005	31.12.2004
Dividends payable	3,790	-
Withholdings in favour of third parties	183,254	144,953
Insurance activities	20,773	29,155
Reinsurance activities	1,418	2,780
Brokerage services	76,972	24,300
Finance leases	117	506
Deferred income	52,899	68,590
Other accrued expenses	35,313	22,832
Liabilities from credit cards	210,984	213,456
Other	157,852	160,033
Total	743,372	666,605

31. Provisions

	31.12.2005	31.12.2004
Insurance reserves	306,832	286,617
Other provisions	11,039	2,476
Total	317,871	289,093

Provisions are analyzed as follows:

a. Insurance provisions

	31.12.2005	31.12.2004
Non-life insurance		
Unearned premiums	42,469	41,497
Outstanding claim reserves	58,443	57,566
Total	100,912	99,063
Life insurance		
Mathematical reserves	134,744	121,945
Outstanding claim reserves	7,736	6,338
Total	142,480	128,283
Reserves for investments held on behalf and at risk of life insurance policy holders	63,440	59,271
Grand total	306,832	286,617

b. Other provisions

Balance 1 January 2004	16,065
Exchange differences	(1)
Provisions charged to income statement	1.259
Provisions used during the period	(14.847)
Balance 3i December 2004	2.476
Jubanka acquisition	10.509
Exchange differences	(687)
Provisions charged to income statement	5.108
Provisions used during the period	(6.367)
Balance 31 December 2005	11.039

The provision charge for the period is included in "Other expenses" in the consolidated income statement.

Equity

32. Share capital

	Number of shares	Paid-in capital
Balance 1 January 2004	195,835,935	953,721
Capitalization of fixed assets revaluation surplus	39,167,187	319,996
Share options exercise	102,445	555
Balance 31 December 2004	235,105,567	1,274,272
Merger with Delta Singular A.E.	7,564,106	23,449
Capitalization of reserve to round the share nominal value to € 5.35		562
Capitalization of reserve and change of nominal value of share to € 5	48,533,935	157,735
Balance 31 December 2005	291,203,608	1,456,018

33. Share premium

Balance 1 January 2004	244,914
Ex-Ionian Bank goodwill net-off	(244,914)
Balance 31 December 2004	-
Merger with Delta Singular A.E.	125,685
Balance 31 December 2005	125,685

34. Reserves

Reserves are analyzed as follows:

	31.12.2005	31.12.2004
Statutory reserve	349,024	347,575
Special reserve (from share options valuation)	3,108	863
Available for sale reserve	(30,776)	11,767
Translation differences reserve	2,941	4,890
Total	324,297	365,095

35. Retained Earnings

Balance 1 January 2004	235,014
Profit for the period	408,169
Change of participating interest in subsidiaries	(8,733)
Dividends paid to equity holders of the Bank	(117,502)
Dividends paid to hybrid securities holders	(14,042)
Ex-Ionian Bank goodwill net-off	244,914
Capitalization from fixed assets revaluation	(319,996)
Reserves appropriation	(61,733)
Balance 31 December 2004	366,091
Profit for the period	501,321
Change of participating interest in subsidiaries	(12,801)
Dividends paid to equity holders of the Bank	(174,064)
Dividends paid to hybrid securities holders	(13,815)
Capitalization of reserves	(157,735)
Reserves appropriation	(1,450)
Merger with Delta Singular A.E.	(562)
Balance 31 December 2005	506,985

For the fiscal year ended 31 December 2005 Bank's Board of Directors will propose to shareholders General Assembly the distribution of total dividend amounted to € 237,556 that is € 0,84 per share.

36. Treasury shares

The treasury shares held by Alpha Bank and subsidiaries are as follows:

	31.12.2005		31.12.2004	
Company	Number of shares	Cost	Number of shares	Cost
Alpha Bank A.E.	8,398,426	188,128	913,860	18,638
Alpha Finance A.X.E.P.E.Y.	-	-	1,804	47
Alpha Insurance Agents A.E.	7,200	188	6,000	188
	8,405,626	188,316	921,664	18,873

37. Hybrid securities

Alpha Group Jersey a wholly owned subsidiary of the Bank issued hybrid securities (Non-cumulative guaranteed Non-voting preferred securities) as follows:

- On 5 December 2002 amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  They are perpetual securities and may be redeemed after the expiration of 10 years. Preferred securities give the issuer the right of no preferred dividend payment if the Bank does not pay any dividend to common shareholders. They carry interest at the 3-month Euribor plus a margin of 265b.p. If redemption option is not exercised by the issuer the margin is increased by 132.5b.p. reaching 397.5b.p in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 amount of € 100 million preferred securities with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred Securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue mentioned above is amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	31.12.2005	31.12.2004
Euro perpetual with 1st call option in 2012	300,000	300,000
Euro perpetual with 1st call option in 2015	588,000	-
Total	888,000	300,000
Securities held from Group companies	(43,054)	(2,647)
Total	844,946	297,353

Additional Information

38. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a dependent in claims from customers and other legal actions. No provision has been recorded because after calculation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax issues*

The Bank's books and records have been audited by the tax authorities up to the year 2002 and for the other companies of the group up to the year 2000. Additional tax and penalties may be imposed for the unaudited years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	31.12.2005	31.12.2004
Less than one year	25,396	24,552
Between one and five years	73,101	78,422
More than five years	46,567	60,381
Total	145,064	163,355

The minimum future lease revenues are as follows:

	31.12.2005	31.12.2004
Less than one year	4,149	2,679
Between one and five years	15,613	13,295
More than five years	12,864	12,885
Total	32,626	28,859

d) *Off balance sheet liabilities*

	31.12.2005	31.12.2004
Letters of credit	234,470	97,077
Letters of guarantee	3,749,766	3,656,395
Approved loan agreements and credit limits	12,232,183	10,516,615
Total	16,216,419	14,270,087

e) *Assets pledged*

	31.12.2005	31.12.2004
Securities linked to reverse repos	420,000	5,000
Trading securities	-	80,000
Investment securities	165,000	100,000
Total	585,000	185,000

From the reverse repos portfolio €20,000 are pledged as collateral for capital withdrawal, the remaining € 400,000 together with €100,000 of investment securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET). From the remaining of investment securities portfolio € 5,000 are pledged as collateral to clearing house of derivative transactions 'ETESEP' A.E. as margin account insurance and the rest €60,000 have being pledged as collateral for capital withdrawal.

39. Group consolidated companies

The Group's subsidiaries and joint ventures that were consolidated are:

a. *Subsidiaries*

Name	Country of Incorporation	Group's ownership interest % 31.12.2005	Group's ownership interest % 31.12.2004
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	96.40
4. Alpha Bank AD Skopje	Fyrom	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Jubanka a.d. Beograd	Serbia-Montenegro	99.99	-
Leasing companies			
1. Alpha Leasing A.E.	Greece	99.61	99.52
2. Alpha Leasing Romania S.A.	Romania	99.92	99.20
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance Ltd	Cyprus	100.00	100.00
5. Alpha Asset Finance C.I.	Jersey	100.00	-
Investment banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.11
4. Alpha Advisory Romania SRL	Romania	99.98	99.11
5. Alpha Finance Ltd	Cyprus	-	100.00
6. Alpha Ventures A.E.	Greece	100.00	100.00
7. Alpha Equity Fund A.E.	Greece	100.00	100.00
8. Alpha AEF European Capital Investments	Holland	100.00	100.00
Asset management			
1. Alpha Mutual Fund Management A.E.	Greece	100.00	100.00
2. Alpha Asset Management A.E.P.E.Y.	Greece	100.00	100.00
3. Alpha Private Investment Services A.E.	Greece	100.00	100.00
4. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	99.56	99.56
2. Alpha Insurance Romania S.A.	Romania	99.92	99.21
3. Alpha Insurance Agents A.E.	Greece	100.00	100.00
4. Alpha Insurance Brokers A.E.	Greece	-	94.58
5. Alpha Insurance LTD Cyprus	Cyprus	99.92	99.92
Other companies			
1. Alpha Astika Akinita A.E.	Greece	61.21	52.87
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Ionian Hotel Enterprises A.E.	Greece	90.28	88.03
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Oceanos A.T.O.E.E.	Greece	100.00	100.00
6. Alpha Credit Group Plc	United Kingdom	100.00	100.00
7. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8. Alpha Trustees Ltd	Cyprus	100.00	100.00
9. Messana Holdings S.A.	Luxemburg	100.00	100.00
10. Flagbright Ltd	United Kingdom	100.00	100.00
11. Kafe Mazi A.E.	Greece	100.00	100.00
12. Evremathea A.E.	Greece	100.00	-

b. Joint Ventures

Name	Country of Incorporation	Group's ownership interest %	
		31.12.2005	31.12.2004
1. Cardlink A.E.	Greece	50.00	50.00
2. Ape Fixed Assets	Greece	60.10	-
3. APE Commercial Property	Greece	60.10	-

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

Jubanka a.d. Beograd, Alpha Asset Finance C.I. and Evremethea A.E. were consolidated for first time in fiscal year 2005 and Alpha Insurance Brokerage sold in the same period. Also in fiscal year 2005 were consolidated under the proportional method the companies APE Fixed Assets and APE Commercial Property. In the above fiscal year the subsidiaries Alpha Finance Cyprus and Alpha Bank Ltd were merged.

40. Segment reporting

a. *Analysis by sector*

(Millions of Euro)

	31.12.2005						
	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	1,224.9	753.3	266.1	21.7	45.6	137.5	0.7
Commission	354.3	119.2	87.3	76.9	33.8	43.6	(6.5)
Other income	144.5	10.5	2.8	37.1	(2.5)	33.0	63.6
Total income	1,723.7	883.0	356.2	135.7	76.9	214.1	57.8
Expenses	(823.5)	(451.8)	(94.1)	(76.3)	(33.0)	(134.8)	(33.5)
Impairment	(256.8)	(139.1)	(97.7)	1.5	(0.3)	(21.1)	(0.1)
Profit (loss) from associates	(1.2)	-	-	-	-	-	(1.2)
Profit before tax	642.2	292.1	164.4	60.9	43.6	58.2	23.0
Assets	44,007.0	14,026.5	12,461.8	731.3	12,913.9	3,497.6	375.9
Liabilities	40,884.4	21,833.9	1,846.3	947.6	12,013.1	2,996.8	1,246.7
Capital expenditures (notes 19, 20, 21)	131.8	36.6	7.0	5.0	1.6	80.3	1.3
Depreciation and Amortization	62.5	28.8	6.0	4.5	0.9	14.1	8.2

	31.12.2004						
	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	1,055.1	632.4	257.7	22.4	46.8	98.9	(3.1)
Commission	332.5	122.8	96.4	60.0	29.3	29.8	(5.8)
Other income	189.6	18.7	7.5	40.4	57.9	17.3	47.8
Total income	1,577.2	773.9	361.6	122.8	134.0	146.0	38.9
Expenses	(810.2)	(480.8)	(98.6)	(75.9)	(31.9)	(89.5)	(33.5)
Impairment	(229.3)	(94.3)	(104.0)	(10.0)	-	(21.0)	-
Profit (loss) from associates	37.5	-	-	-	-	-	37.5
Profit before tax	575.2	198.8	159.0	36.9	102.1	35.5	42.9
Total assets	33,236.8	11,235.3	11,207.6	536.3	7,616.4	2,243.5	397.7
Total liabilities	30,889.4	21,877.4	1,096.8	1,067.0	3,273.5	1,924.9	1,649.8
Capital expenditures (Notes 19, 20, 21)	60.4	31.6	6.1	3.6	1.0	8.8	9.3
Depreciation and Amortization	56.8	28.7	5.5	5.7	1.4	7.5	8.0

i. Retail banking includes all individuals (retail banking customers) of the Group, professionals, small and very small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

In this sector are also included the leasing products which are offered through the subsidiary company Alpha Leasing and factoring services to third parties through the subsidiary company ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking, the subsidiary company Alpha Asset Management and also the mutual fund company Alpha AEDAK.
Also is offered a wide range of insurance products to individuals and companies through the subsidiary company Alpha Insurance.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized subsidiaries with activities on the above products (Alpha Finance, Alpha Venture capital). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other

This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

b. Analysis by geographical sector

(Millions of Euro)

	31.12.2005		
	Group	Greece	Other Countries
Net interest income	1,224.9	1,086.3	138.6
Commission	354.3	304.5	49.8
Other income	144.5	111.5	33.0
Total income	1,723.7	1,502.3	221.4
Expenses	(823.5)	(686.6)	(136.9)
Impairment	(256.8)	(235.7)	(21.1)
Profit (loss) from associates	(1.2)	(1.2)	-
Profit before taxes	642.2	578.8	63.4
Assets	44,007.0	37,368.0	6,639.0

	31.12.2004		
	Group	Greece	Other Countries
Net interest income	1,055.1	955.3	99.8
Commission	332.5	299.7	32.8
Other income	189.6	172.2	17.4
Total income	1,577.2	1,427.2	150.0
Expenses	(810.2)	(720.1)	(90.1)
Impairment	(229.3)	(208.3)	(21.0)
Profit (loss) from associates	37.5	37.5	-
Profit before taxes	575.2	536.3	38.9
Assets	33,236.8	29,339.5	3,897.3

41. Financial risk management

41.1 Market risk

Market risk is the risk of losses arising from unfavourable developments in interest rates, exchange rates, equity prices and commodities. Losses may also occur from trading portfolio and the management of assets and liabilities.

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

For the fiscal year of 2005 it applied a 99% confidence level and a two year observation period.

During the fiscal year of 2005 the average Value at Risk for the Bank's trading portfolio for a ten day holding period was € 18,2 million. The maximum and minimum values were € 51,7 million (18.11.2005) and € 3 million (23.6.2005) respectively.

For 31 December 2004 the respective items are as follows:
- Average Value at Risk for 10 days, € 17.9 million.
- Maximum and minimum values € 54.9 million (3.2.2004) and € 3 million (7.12.2004).
- Value at Risk for 10 days in total for the Bank including investments € 13.1 million.

Positions held by the Group are minimal.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk for spot and forward positions.
- Interest rate risk for positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk for position in shares, index futures and options.
- Credit risk for interbank transactions, corporate bonds and Government bonds of emerging markets.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

Analysis of Assets and Liabilities

Market risk may also arise, apart from the trading portfolio, from the analysis of assets and liabilities loan portfolio and deposits.

The method applied for calculating interest rate and foreign exchange risk is the same for the Bank and companies of the Group.

The Group takes on exposures to effects of fluctuations in foreign currency exchange rates. The management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position.

Foreign Exchange Position as at 31.12.2005

(Thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	59,870	1,854	297	28	319,099	1,821,234	2,202,382
Due from banks	639,435	12,472	71,334	2,144	98,274	3,951,570	4,775,229
Securities held for trading	2	-	-	-	5,251	117,385	122,638
Derivative financial assets	-	-	-	-	-	138.997	138.997
Loans and advances to customers	1,474,426	334,442	331,422	62,823	1,203,268	23,950,162	27,356,543
Investment Securities -Available-for-sale	413,467	1,295	-	-	373,725	6,956,575	7,745,062
Investments in associates	-	-	-	-	-	11,389	11,389
Investment property	-	-	-	-	432	29,118	29,550
Property, plant and equipment	31	3,723	-	-	85,349	848,870	937,973
Goodwill and other intangible assets	-	35	-	-	71,879	35,522	107,436
Deferred tax assets	-	170	-	-	3,003	199,346	202,519
Other assets	9,673	2,962	57	2,347	26,032	244,187	285,258
Non-current assets held for sale	-	-	-	-	3,576	88,494	92,070
Total Assets	2,596,904	356,953	403,110	67,342	2,189,888	38,392,849	44,007,046
Liabilities							
Due to banks and customers	2,553,424	419,863	17,457	368,549	1,647,205	24,766,905	29,773,403
Derivative financial liabilities	-	-	-	-	-	140,236	140,236
Debt securities in issue and other borrowed funds	62,643	-	-	203,622	68,035	8,858,326	9,192,626
Liabilities for current income tax and other taxes	(16)	3,393	-	-	1,932	122,893	128,202
Deferred tax liabilities	-	-	-	-	3,315	20,542	23,857
Employee defined benefit obligations	-	-	-	-	26,611	535,137	561,748
Other liabilities	11,221	2,138	215	724	27,400	701,674	743,372
Provisions	-	-	-	-	40,030	277,841	317,871
Liabilities related to assets held-for-sale	-	-	-	-	3,047	-	3,047
Total Liabilities	2,627,272	425,394	17,672	572,895	1,817,575	35,423,554	40,884,362
Net on-balance sheet position	(30,368)	(68,441)	385,438	(505,553)	372,313	2,969,295	3,122,684
Derivatives forward foreign exchange position	(357)	164,163	(380,900)	519,579	184,679	(483,534)	3,630
Total foreign exchange position	(30,725)	95,722	4,538	14,026	556,992	2,485,761	3,126,314
Credit commitments	25,681	52,240	-	-	183,994	11,970,268	12,232,183

Foreign Exchange Position as at 31.12.2004

(Thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
Total Assets	1,924,865	374,528	248,768	131,542	1,598,788	28,958,317	33,236,808
Total Liabilities	2,044,624	441,550	21,408	1,116,285	1,558,774	25,706,721	30,889,362
Net on-balance sheet position	(119,759)	(67,022)	227,360	(984,743)	40,014	3,251,596	2,347,446
Derivatives forward foreign exchange position	153,980	121,776	(223,534)	984,197	163,453	(1,248,495)	(48,623)
Total foreign exchange position	34,221	54,754	3,826	(546)	203,467	2,003,101	2,298,823
Credit commitments	1,568	-	-	-	23,263	10,491,784	10,516,615

Furthermore, the assets and liabilities, are analyzed with respect to interest rate risk (gap analysis). The assets and liabilities are categorized into time periods, reprising by either contracted in the case of variable interest rate instruments, or by maturity date which is set out below.

Interest Rate Risk (Gap Analysis) as at 31.12.2005

(Thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,898,821	-	-	-	-	-	303,561	2,202,382
Due from banks	4,644,484	105,419	25,326	-	-	-	-	4,775,229
Securities held for trading	52,094	1,906	8,461	22,393	36,574	1,210	-	122,638
Derivative financial assets	138,997	-	-	-	-	-	-	138,997
Loans and advances to customers	18,010,955	2,856,059	2,247,377	1,877,724	1,840,915	261,063	262,450	27,356,543
Investment Securities								
- Available-for-sale	708	187,363	1,549,692	594,560	5,105,533	216,449	90,757	7,745,062
Investments in associates	-	-	-	-	-	-	11,389	11,389
Investment property	-	-	-	-	-	-	29,550	29,550
Property, plant and equipment	-	-	-	-	-	-	937,973	937,973
Goodwill and other intangible assets	-	-	-	-	-	-	107,436	107,436
Deferred tax assets	-	-	-	-	-	-	202,519	202,519
Other assets		-	-	-	-	-	285,258	285,258
Non-current assets held-for-sale	-	-	-	-	-	-	92,070	92,070
Total Assets	24,746,059	3,150,747	3,830,856	2,494,677	6,983,022	478,722	2,322,963	44,007,046
LIABILITIES								
Due to banks	6,796,300	1,306,308	25,991	-	-	-	-	8,128,599
Derivative financial liabilities	140,236	-	-	-	-	-	-	140,236
Due to customers	20,655,313	613,867	163,442	196,561	15,621	-	-	21,644,804
Debt securities in issue and other borrowed funds	5,491,614	3,583,928	100,466	16,618	-	-	-	9,192,626
Liabilities for current income tax and other taxes	-	-	-	-	-	-	128,202	128,202
Deferred tax liabilities	-	-	-	-	-	-	23,857	23,857
Employee defined benefit obligations	-	-	-	-	-	-	561,748	561,748
Other liabilities		-				-	743,372	743,372
Provisions	-	-	-	-	-	-	317,871	317,871
Liabilities related to assets held-for-sale	-	-	-	-	-	-	3,047	3,047
Total liabilities	33,083,463	5,504,103	289,899	213,179	15,621	-	1,778,097	40,884,362
Equity								
Equity attributable to equity holders of the Bank								
Share capital	-	-	-	-	-	-	1,456,018	1,456,018
Share premium	-	-	-	-	-	-	125,685	125,685
Reserves	-	-	-	-	-	-	324,297	324,297
Retained earnings	-	-	-	-	-	-	506,985	506,985
Treasury shares	-	-	-	-	-	-	(188,316)	(188,316)
Minority interest	-	-	-	-	-	-	53,069	53,069
Hybrid securities	-	844,946	-	-	-	-	-	844,946
Total equity	-	844,946	-	-	-	-	2,277,738	3,122,684
Total Liabilities and equity	33,083,463	6,349,049	289,899	213,179	15,621	-	4,055,835	44,007,046
GAP	(8,337,404)	(3,198,302)	3,540,957	2,281,498	6,967,401	478,722	(1,732,872)	
CUMMULATIVE GAP	(8,337,404)	(11,535,706)	(7,994,749)	(5,713,251)	1,254,150	1,732,872	-	

Interest Rate Risk (Gap Analysis) as at 31.12.2004

(Thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,423,873	14,183	-	-	-	-	317,293	1,755,349
Due from banks	4,697,990	399,806	44,806	56,805	23,417	-	-	5,222,824
Securities held for trading	5,540	805	18,029	68,677	47,885	21,166	-	162,102
Derivative financial assets	171,633	-	-	-	-	-	-	171,633
Loans and advances to customers	13,937,428	2,769,001	2,067,419	1,305,130	1,656,084	257,897	384,826	22,377,785
Investment Securities								
- Available for sale	86,961	57,684	1,185,496	257,295	164,376	143,925	77,857	1,973,594
Investments in associates	-	-	-	-	-	-	107,363	107,363
Investment property	-	-	-	-	-	-	27,359	27,359
Property, plant and equipment	-	-	-	-	-	-	916,767	916,767
Goodwill and other intangible assets	-	-	-	-	-	-	30,861	30,861
Deferred tax assets	-	-	-	-	-	-	200,158	200,158
Other assets	-	-	-	-	-	-	291,013	291,013
Non-current assets held-for-sale	-	-	-	-	-	-	-	-
Total Assets	20,323,425	3,241,479	3,315,750	1,687,907	1,891,762	422,988	2,353,497	33,236,808
LIABILITIES								
Due to banks	1,072,147	337,722	125,929	8,517	-	-	-	1,544,315
Derivative financial liabilities	228,945	-	-	-	-	-	-	228,945
Due to customers	18,659,979	1,688,658	121,754	216,632	9,601	-	-	20,696,624
Debt securities in issue and other borrowed funds	4,252,185	2,406,949	67,944	-	-	-	-	6,727,078
Liabilities for current income tax and other taxes	-	-	-	-	-	-	175,550	175,550
Deferred tax liabilities	-	-	-	-	-	-	3,883	3,883
Employee defined benefit obligations	-	-	-	-	-	-	557,269	557,269
Other liabilities	-	-	-	-	-	-	666,605	666,605
Provisions	-	-	-	-	-	-	289,093	289,093
Liabilities related to assets held-for-sale	-	-	-	-	-	-	-	-
Total liabilities	24,213,256	4,433,329	315,627	225,149	9,601	-	1,692,400	30,889,362
Equity								
Equity attributable to equity holders of the Bank								
Share capital	-	-	-	-	-	-	1,274,272	1,274,272
Share premium	-	-	-	-	-	-	-	-
Reserves	-	-	-	-	-	-	365,095	365,095
Retained earnings	-	-	-	-	-	-	366,091	366,091
Treasury shares	-	-	-	-	-	-	(18,873)	(18,873)
Minority interest	-	-	-	-	-	-	63,508	63,508
Hybrid securities	-	297,353	-	-	-	-	-	297,353
Total equity	-	297,353	-	-	-	-	2,050,093	2,347,446
Total Liabilities and equity	24,213,256	4,730,682	315,627	225,149	9,601	-	3,742,493	33,236,808
GAP	(3,889,831)	(1,489,203)	3,000,123	1,462,758	1,882,161	422,988	(1,388,996)	
CUMMULATIVE GAP	(3,889,831)	(5,379,034)	(2,378,911)	(916,153)	966,008	1,388,996	-	

GAP Analysis allows an immediate calculation of changes in net interest income and the value of assets and liabilities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's and Group's base interest rates.

41.2 Credit risk

Credit risk is the risk that a counterparty (borrower) will be unable to pay amount in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date.

Moreover, significant changes in the economy, or state of a particular industry could result in risks that are different from those provided for at the balance sheet date. To manage these risks management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to their obligations using internal credit rating systems and methodologies.

In the instances of borrowers who have obtained facilities from other Group companies, the total exposure on a Group basis is taken into account in determining the credit risk. In addition Group companies use procedures and credit rating systems adopted to their products.

As a result the credit limits are adjusted if considered necessary. In addition the above analysis takes into account the interest rate spread and collaterals held.

41.3 Liquidity risk

Liquidity risk relates to the Group's ability to maintain sufficient funds to cover its obligations. To that end, a liquidity GAP analysis is performed.

Cash flows arising from all assets and liabilities are estimated and classified into relevant time periods, depending on when they occur. The liquidity Gap analysis is set to the table below:

Liquidity risk (liquidity gap analysis) as at 31.12.2005 (Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	2,202,382	-	-	-	-	2,202,382
Due from Banks	4,030,210	49,877	94,885	293,394	306,863	4,775,229
Securities held for trading	116,506	-	-	-	6,132	122,638
Derivative financial assets	138,997	-	-	-	-	138,997
Loans and advances to customers	1,021,972	2,076,790	2,523,522	3,591,084	18,143,175	27,356,543
Investment Securities	7,352,375	-	-	-	392,687	7,745,062
Investments in associates	-	-	-	-	11,389	11,389
Investment property	-	-	-	-	29,550	29,550
Property, plant and equipment	-	-	-	-	937,973	937,973
Goodwill and other intangible assets	-	-	-	-	107,436	107,436
Deferred tax assets	-	-	-	-	202,519	202,519
Non-current assets held-for-sale	-	-	-	-	92,070	92,070
Other assets	16,955	-	107,945	-	160,358	285,258
Total assets	14,879,397	2,126,667	2,726,352	3,884,478	20,390,152	44,007,046
LIABILITIES						
Due to banks	6,842,072	1,208,593	26,925	-	51,009	8,128,599
Derivative financial liabilities	140,236	-	-	-	-	140,236
Due to customers	4,540,743	1,356,089	780,238	1,367,743	13,599,991	21,644,804
Debt securities in issue and other borrowed funds	10,288	511,075	1,005,758	1,010,112	6,655,393	9,192,626
Liabilities for current tax and other taxes	128,202	-	-	-	-	128,202
Deferred tax liabilities	-	-	-	-	23,857	23,857
Employee defined benefit obligations	3,641	7,282	10,923	21,846	518,056	561,748
Other liabilities	546,151	103,630	23,650	-	69,941	743,372
Provisions	-	-	-	-	317,871	317,871
Liabilities related to assets held-for-sale	3,047	-	-	-	-	3,047
Total Liabilities	12,214,380	3,186,669	1,847,494	2,399,701	21,236,118	40,884,362
Equity						
Total Equity	-	-	-	-	3,122,684	3,122,684
Total Liabilities and Equity	12,214,380	3,186,669	1,847,494	2,399,701	24,358,802	44,007,046
Liquidity gap	2,665,017	(1,060,002)	878,858	1,484,777	(3,968,650)	

Liquidity risk (liquidity gap analysis) as at 31.12.2004

(Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	1,755,349	-	-	-	-	1,755,349
Due from Banks	4,680,663	283,067	98,900	5,621	154,573	5,222,824
Securities held for trading	153,997	-	-	-	8,105	162,102
Derivative financial assets	171,633	-	-	-	-	171,633
Loans and advances to customers	1,069,337	1,283,915	1,193,201	2,460,547	16,370,785	22,377,785
Investment securities	1,870,321	-	-	-	103,273	1,973,594
Investments in associates	-	-	-	-	107,363	107,363
Investment property	-	-	-	-	27,359	27,359
Property, plant and equipment	-	-	-	-	916,767	916,767
Goodwill and other intangible assets	-	-	-	-	30,861	30,861
Deferred tax assets	-	-	-	-	200,158	200,158
Non-current assets held-for-sale	-	-	-	-	-	-
Other assets	12,844	81,482	23,838	16,339	156,510	291,013
Total Assets	9,714,144	1,648,464	1,315,939	2,482,507	18,075,754	33,236,808
LIABILITIES						
Due to banks	1,314,348	159,401	18,522	303	51,741	1,544,315
Derivative financial liabilities	228,945	-	-	-	-	228,945
Due to customers	4,531,857	1,806,100	617,893	1,162,631	12,578,143	20,696,624
Debt securities in issue and other borrowed funds	476,057	618,746	489,764	1,598,561	3,543,950	6,727,078
Liabilities for current tax and other taxes	-	-	175,550	-	-	175,550
Deferred tax liabilities	-	-	-	-	3,883	3,883
Employee defined benefit obligations	3,641	7,282	10,923	21,847	513,576	557,269
Other liabilities	146,080	70,935	65,154	6,840	377,596	666,605
Provisions	-	-	-	-	289,093	289,093
Total Liabilities	6,700,928	2,662,464	1,377,806	2,790,182	17,357,982	30.889.362
Equity						
Total equity	-	-	-	-	2,347,446	2,347,446
Total Liabilities and equity	6,700,928	2,662,464	1,377,806	2,790,182	19,705,428	33,236,808
Liquidity gap	3,013,216	(1,014,000)	(61,867)	(307,675)	(1,629,674)	-

A substantial portion of the Group's assets is funded with customer deposits and bonds issued by the Group. This type of funding can be divided into two categories:

a) Customer deposits for working capital purposes
Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand number of accounts and type of depositors helps to ensure against unexpected fluctuations. So, such deposits constitute mostly a stable deposit base. Principles of economic analysis (GARCH) are applied in order to estimate the maximum daily outflows at a confidence level of 99%. For example, the maximum daily savings accounts outflow was estimated to 1% of the total balance and on the sight deposits accounts the respective outflow was 6.3% of the total balance.

b) Customer deposits and bonds issued for investment purposes
Customer deposits and bonds issued for investment purposes concern customer time deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group. In order to measure the risk of these types of deposits daily outflows are estimated with statistical analysis of the daily renewal rate of such deposits.

42. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(Millions of Euro)	
	31.12.2005	31.12.2004
Risk-weighted assets from credit risk	25,586	23,416
Risk-weighted assets from market risk	812	718
Total risk-weighted assets	26,398	24,134
Upper Tier I capital	2,211	1,960
Tier I capital	2,947	2,227
Total Tier I + Tier II capital	3,820	2,964
Upper Tier I ratio	7.8%	8.1%
Tier I ratio	10.4%	9.2%
Capital adequacy ratio (Tier I + Tier II)	13.5%	12.3%

43. Related-party transactions

a. The outstanding balances with members of the Board of Directors are as follows:

	31.12.2005	31.12.2004
Loans	5,628	3,804
Deposits	14,854	20,140
Letters of guarantee	145	10

b. The outstanding balances with associates and the related results of these transactions are as follows:

Associates	31.12.2005	31.12.2004
Assets		
Loans and advances to customers	1,390	1,862
Total	1,390	1,862
Liabilities		
Amounts due to customers	639	181,083
Other liabilities	-	123
Total	639	181,206
Letters of guarantee	1,353	216,561
Total	1,353	216,561

	31.12.2005	31.12.2004
Income		
Interest and similar income	113	770
General administrative revenue	23	204
Total	136	974
Expenses		
Interest and similar charges	6	821
General administrative expenses	1,184	16,098
Total	1,190	16,919

c. The Group companies Board of Directors fees for the fiscal year 2005 amount to € 5,458 (31.12.2004: € 4,169). The increase attributed to the fact that modifications have been made in Bank's Board of Directors as at 23 February 2005.

44. Share options granted to employees

a) On 11 April 2000 the Shareholders' in general meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.
The movement of the outstanding share options and their weighted average exercise price, after the adjustment following the share capital increase of 30 March 2004 and 19 April 2005 with the approval of the annual ordinary General Assemblies is as follows:

	2005		2004	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	5.00	557,431	5.00	447,924
Granted	-	-	5.00	284,540
Cancelled	5.00	(18,857)	5.27	(16,399)
Exercised	-	-	5.42	(102,445)
Adjusted	5.00	(15,352)	5.00	(56,189)
31 December	5.00	523,222	5.00	557,431

The number of the outstanding share options at 31 December 2005 resulted in 523,222 (31 December 2004 : 557,431) with the remaining average weighted duration of 17 months (31 December 2004 : 29 months) and exercise price € 5 (31 December 2004 : € 5).

The average weighted fair value per option, determined using the Black & Scholes valuation model. The significant inputs into the model are the share price, exercise price, dividend yield, discount rate and volatility. Volatility, that is the standard deviation of expected share price variations is measured based on statistical analysis of daily share prices over the last 12 months.

b) On 24 May 2005 the shareholders' in general meeting approved a share options plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

45. Business combinations

a) Acquisition of Jubanka a.d. Beogard

On 3 February 2005 Alpha Bank acquired 88.64% of the share capital of Jubanka a.d. Beograd ("Jubanka") a bank established in Serbia. The acquisition of Jubanka will enhance the Bank's presence in Serbia and strengthen its operations with an additional 90 branches, 286,000 retail and 30,000 business customers. Serbia is a key market for the Bank in terms of growth prospects in the retail, corporate and public sectors.

The acquired company's profit contribution for the period from 3 February 2005 to 31 December 2005 was € 11,5 million.

The book value of Jubanka a.d. Beograd at the date of acquisition is presented in the "Book Value" column of the following table.

The allocation of the cost of acquisition , in accordance with IFRS 3, was completed at 30 September 2005 and, resulted in the recognition of intangible assets of € 19.2 million and of liabilities of € 1.9 million which are presented in "Fair Value" column of the following table. These intangible assets concern Jubanka's deposit base, relationships with customers, brand name and software royalties. The annual depreciation charge of these intangible assets depend on the nature and the estimated useful life of each type of asset. The depreciation charge for the period from 3 February 2005 to 31 December 2005 was € 3,3 million.

	(Millions of Euro)	
	Book Value	Fair Value
Assets		
Fixed Assets	35,0	35,0
Intangible Assets	-	19,2
Financial Investments	8,4	8,4
Loans and advances to customers	106,5	106,5
Other assets	55,9	55,9
Total Assets	205,8	225,0
Liabilities		
Amounts due to customers	94,5	94,5
Deferred tax liabilities	-	1,9
Other liabilities	18,8	18,8
Total Liabilities	113,3	115,2
Equity	92,5	109,8
Total Liabilities and Equity	205,8	225,0
Purchase price of shares:	152,0	
Directly attributable costs relating to the acquisition:	2,8	
Total cost of acquisition:	154,8	
Goodwill	57,4	

The Bank in accordance with the provisions of the relevant purchase agreement made an offer on 11 July 2005 for the purchase of the remaining shares of Jubanka (minority shares). In August 2005 the Bank successfully completed the purchase of the minority shares of Jubanka. As a result, the Bank's participation in Jubanka amounts to 99.999% of the total share capital.

The total cost of shares purchase, including the minority shares, amounts to € 174.3 million.

b) Merger by absorption of Delta Singular A.E. by Alpha Bank

In June 2004 Alpha Bank announced the merger by absorption of Delta Singular A.E., a company listed on the Athens Stock Exchange, which Alpha Bank had an ownership interest of 38.76%. The legal procedure of the merger became effective on 8 April 2005, when the relevant decision of the Greek Ministry of Development was published in the Government Gazette. The absorbing entity (Alpha Bank) issued 7,564,106 new shares in exchange for the remaining 61.24% of the share capital of Delta Singular A.E.

The share exchange ratio was certified as to its fairness, by independent auditors based on financial data deriving from the balance sheets of the merged entities which were prepared on 31 July 2004 (reporting date). The above data were included on the merger agreement plan in August 2004 by the decisions of the Board of Directors of merged entities.

In accordance with the Greek corporate Law, after the completion of the merger the absorbed company ceases to exist as a legal entity and all its assets and liabilities become assets and liabilities of the absorbing entity (principal of Universal succession). Up to 8 April 2005 Delta Singular A.E. was included in the consolidated financial statements of Alpha Bank as an associate and was accounted under the equity method. The Group's share of loss of associates for the period 1.1.2005-8.4.2005 was charged with € 1 million.

Delta Singular A.E. had undergone a significant corporate reorganization throughout 2004, by disposing its main business units, i.e. outsourcing services, software development and systems integration, to international and Greek investors. As a result, as at 8 April 2005 date of legal completion merger, its net assets (€ 256.1 million) were the following:

	(Millions of Euro)
	Fair Value
Assets	
Cash	178,3
Fixed Assets	55,1
Available for sale securities	8,2
Investments in subsidiaries and associates	0,6
Other assets	14,6
Total Assets	256,8
Liabilities	0,7
Equity	256,1
Total Liabilities and Equity	256,8

Delta Singular A.E. net assets acquired by Alpha Bank (€ 256.1 million x 61.24%):	€ 156.8 million
Cost of acquisition for 61.24% (value of 7,564,106 new issued shares of Alpha Bank with price € 19.72 per share):	€ 149.1 million.
Negative goodwill:	€ 7.7 million

The above negative goodwill increased the results for the period 1.1.2005-31.12.2005 and is included in other income.

c) During the year, the Bank acquired 60.10% of the share capital of APE Commercial Property A.E. and APE Fixed Assets A.E. The cost of the acquisition for both companies amounted to € 72.2 thousand.

d) On 21.11.2005 Alpha Insurance A.E., a group entity, sold the shares it held of its subsidiary Alpha Insurance Brokers A.E. which amounted to 95% of the share capital of the company for € 2,45 million. Until 21.11.2005 Alpha Insurance Brokers A.E. was consolidated as a subsidiary of Alpha Bank with an ownership interest of 94.58%. The profit after tax of Alpha Insurance Brokers A.E. for the period from 1.1.2005 to 21.11.2005, which have been included in the consolidated 2005 income statement amounts to € 0,27 million. The equity of the company amounts to € 0,37 million.

From the sale of the shares of the company a loss of € 0,20 million or the difference between the sales proceeds and the net assets plus goodwill. In addition sales tax of € 0,12 million was paid.

e) On 29 November 2005 the merger by absorption of Alpha Finance Ltd (Cyprus) by Alpha Bank Ltd (Cyprus) was completed. Up to that date Alpha Finance Ltd (Cyprus), as a wholly owned subsidiary of the Bank, was consolidated.

f) On 30 August 2005 the Board of Directors of Alpha Ventures and Alpha Equity Fund decided to start the process of merging the two companies, by absorption of the second by the first, with a balance sheet date of 31 August 2005. Both companies wholly owned subsidiaries by the Bank. The merger is expected to be completed during 2006.

g) On 30 December 2005 the Board of Directors of Alpha Mutual Funds AEDAK and Alpha Asset Management decided to start the process merging the two companies, by absorption of the second the first, with a balance sheet date of 31 December 2005. Both companies are wholly owned subsidiaries by the Bank. The merger is expected to be completed during 2006.

h) During the fiscal years 2004 and 2005, except for the matter discussed in paragraph in d) above regarding the legal transfer of shares, the Group did not sell directly or indirectly its participation in any principal subsidiary or associate.

46. Events after the balance sheet date

a) On 16 February 2006 was completed the legal transfer to third parties, from the Bank and its subsidiaries, of the sale of Alpha Insurance Romania S.A. shares. The agreed sale price amounts to € 2,7 million. For the above transfer an agreement has been signed as at 11 October 2005 (note 24).

b) According to Board of Directors meeting held on 17 February 2006 of subsidiary Ionian Hotel Enterprises A.E. decided to explore the possibility of selling the Rhodes Hilton Hotel owned by the company.

47. Restatement of prior periods financial statements

In comparison with the published financial statements as at 30.9.2005, the following income statement captions were restated as follows:

	1.1-31.12.2004	1.1-30.9.2004	1.1-30.6.2004
Income statement			
Other income	(9.335)	(5,195)	(1,762)
Staff costs	(3.225)	(2,543)	(1,762)
General administrative expenses	(6.110)	(2,652)	-

The above restatements had not modified the fiscal's year 2004 result.

48. Effects on the consolidated financial statements from transition to IFRS

In accordance with the European Union Directive 1606/2002 and Codified Law 2190/1920 the adoption of International Financial Reporting Standards (IFRS) is applicable for financial statements that relate to periods after 1.1.2005.

Due to the requirement to present 2004 comparatives on a consistent basis, the transition date to IFRS is 1.1.2004. On this date the transition balance sheet is prepared in accordance with IFRS 1.

Specifically, IFRS 1 requires the retrospective application of the new accounting standards, except for the exemptions discussed below, which are either mandatory exemptions or exemptions that the Group has the option to apply.

Mandatory exemptions from full retrospective application of IFRS

a. De recognition of financial instruments

Financial instruments derecognized before 1 January 2004 are not re-recognized under IFRS, even in the event that the financial instruments derecognized do not meet the de recognition criteria of IAS 39.

The Group did not choose to apply the de recognition criteria to an earlier date before 1.1.2004 according to IFRS 1.

b. Hedge Accounting

The requirements relating to hedge accounting have been considered for transactions arising after 1.1.2004. Transactions outstanding as at 1.1.2004 were examined as to adherence to hedge accounting criteria during the preparation of the IFRS transition balance sheet date and thereafter.

c. Estimates

An entity's estimates at the date of transition to IFRS, and comparative period (year 2004) should be consistent with estimates made for the same date under Greek GAAP, unless there is objective evidence that these estimates were in error.

There is no evidence to suggest that a revision of the estimates used by the Group in preparing the comparatives and the IFRS transition balance sheet is necessary.

d. Non-current assets held for sale and discontinued operations

IFRS 5, which address the measurement and presentation of non-current assets held for sale, was applied from 1.1.2005 in accordance with the transition provisions of the Standard.

In the periods covered by these financial statements the Group does not have operations that will be discontinued.

Optional exemptions from full retrospective application of IFRS

a. Business combinations

The Group elected not to restate business combinations that occurred prior to the 1.1.2004 transition date to IFRS, retaining the accounting treatment followed under Greek GAAP.

The consolidation differences and goodwill resulting from the above transactions which were recorded as at 31.12.2003 directly to equity were transferred to retained earnings.

b. Fair value used as deemed cost

In Group's financial statements as at 31.12.2003 prepared in accordance with Greek GAAP land and buildings were valued to fair value based on the requirements of Law 3229/2004. The fair value of the above assets, has been used as deemed cost at the date of transition to IFRS and the depreciation is charged over their useful lives. The revaluation surplus that had been recorded directly to a reserve in equity under Greek GAAP has been transferred to retained earnings.

c. Employee benefits

The employee defined benefit obligations recognized as at 1.1.2004 include the cumulative actuarial losses, which would not have been recognized if the Group had applied IAS 19 retrospectively.

Subsequent actuarial gains or losses to the extent that they exceed either 10% of the accrued obligation or the fair value of plan assets will be amortized in a period equal to the average remaining working lives of the employees.

d. Compound financial instruments

Compound financial instruments issued by an entity which contain both a liability and equity component should be classified separately on initial recognition.

Exemption from the retrospective application of the above accounting treatment applies when the instruments do not exist at the transition date.

This exemption is not applicable for the Group.

e. Adoption of IFRS 4, IAS 32 and 39 and classification of financial instruments

The Group did not use the exemption given by IFRS 1 concerning the comparative financial information for financial instruments and insurance contracts and adopted IAS 32, 39 and IFRS 4 from 1.1.2004.

The classification of financial instruments as available-for-sale securities and financial assets held for trading was performed at 1.1.2004.

f. Share-based payment transactions

The Group has elected to apply the share-based payment exemption, and applied IFRS 2 from 1.1.2004 to share options granted after 7.11.2002 but that have not vested by 1.1.2005.

g. Foreign exchange differences arising from the translation of foreign currency financial statements

The Group adheres to the IFRS principle relating to the translation difference arising from the consolidation of financial statements prepared in a foreign currency from 1.1.2004.

h. Financial statements of subsidiaries and associates

Subsidiaries and associates that have adopted IFRS prior to 1.1.2005 are included in the consolidated financial statements with no further adjustments, except for adjustments relating to the consolidation.

The financial statements of the remaining subsidiaries and associates are adjusted to conform with IFRS to be included in the consolidated financial statements.

Furthermore, the Group decided to adopt IFRS from 1.1.2005 for subsidiaries that were preparing their financial statements according to their local accounting standards.

48.1 Consolidated transition balance sheet to I.F.R.S. (1.1.2004)

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
ASSETS						
Cash and balances with Central Banks	a	1,150,358	(1,878)	-	682	1,149,162
Government and other securities eligible for refinancing from Central Banks	b	417,095	(417,095)	-	-	-
Due from banks	c	6,440,647	14,880	-	26,243	6,481,770
Securities held for trading	d	-	234,452	1,832	3,821	240,105
Derivative financial assets	e	-	19,459	329,492	-	348,951
Loans and advances to customers	f	19,845,388	310,926	18,631	(143,899)	20,031,046
Securities	g	1,300,393	(1,300,393)	-	-	-
Investment securities						
-Available-for-sale	h	-	1,520,120	(16,544)	158,234	1,661,810
Investments in associates	i	-	67,869	1,959	-	69,828
Investments	j	262,383	(94,432)	-	(167,951)	-
Investment property	k	-	27,660	-	3,134	30,794
Property, plant and equipment	l	717,524	(61,344)	7,882	263,344	927,406
Goodwill and other intangible assets	m	86,647	20,130	(82,087)	4,780	29,470
Deferred tax asset	n	-	-	177,752	18,707	196,459
Other assets	o	454,251	(339,861)	(43,067)	193,996	265,319
Prepaid expenses and accrued income	p	128,201	(128,201)	-	-	-
Total Assets		30,802,887	(127,708)	395,850	361,091	31,432,120
LIABILITIES						
Due to banks	q	2,447,326	1,977	-	-	2,449,303
Derivative financial liabilities	r	-	51,642	339,034	-	390,676
Due to customers	s	21,807,168	19,882	(1,920)	(13,484)	21,811,646
Debt securities in issue and other borrowed funds	t	3,254,458	8,538	(225,166)	-	3,037,830
Dividends payable	u	117,502	-	(117,502)	-	-
Liabilities for current income tax and other taxes	v	150,936	(6,810)	-	9,074	153,200
Deferred tax liabilities	w	-	-	3,687	-	3,687
Employee defined benefit obligations	x	22,522	-	525,881	18,102	566,505
Other liabilities	y	494,112	35,032	51,114	60,548	640,806
Deferred income and accrued expenses	z	237,969	(237,969)	-	-	-
Provisions	aa	16,608	-	(647)	266,169	282,130
Total Liabilities		28,548,601	(127,708)	574,481	340,409	29,335,783
EQUITY						
Share Capital		953,721	-	-	-	953,721
Share premium		244,914	-	-	-	244,914
Reserves	ab	1,229,148	(953,013)	20,695	-	296,830
Retained earnings	ac	214,338	451,929	(424,514)	(6,739)	235,014
Goodwill from merger to net-off	ad	(273,021)	273,021	-	-	-
Consolidation differences	ae	(228,063)	228,063	-	-	-
Treasury shares	af	-	-	-	(1,048)	(1,048)
		2,141,037	-	(403,819)	(7,787)	1,729,431
Minority interest	ag	113,249	-	(246)	28,469	141,472
Hybrid securities	ah	-	-	225,434	-	225,434
Total Equity		2,254,286	-	(178,631)	20,682	2,096,337
Total Liabilities and Equity		30,802,887	(127,708)	395,850	361,091	31,432,120

Reconciliation of equity 1.1.2004

		Note
Total Equity in accordance with Greek GAAP	2,254,286	
Valuation difference of trading securities	1,832	d
Valuation difference of derivatives	(9,542)	e, r
Valuation difference of available-for-sale securities	(16,544)	h
Valuation effect on hedged loans and deposits	1,532	f, s
Adoption of effective interest rate method for loans valuation	(32,606)	f
Additional provision for loans impairment	(7,446)	f
Intangible assets written-off	(82,087)	m
Recognition of property, plant and equipment under finance leases and related liabilities	(1,046)	l,y
Impairment of foreclosed property	(43,128)	o
Recognition of hybrid securities as equity	225,434	ah
Valuation difference of employee defined benefit obligations	(525,881)	x
Recognition of deferred tax assets and liabilities	174,065	n,w
Reclassification of dividends payable to retained earnings	117,502	u
Adjustment on property, plant and equipment	9,317	l
Adjustment on loans and advances	8,209	f
Subsidiaries excluded under Greek GAAP	20,682	ac,af,ag
Valuation difference from investment in associates under equity method	1,959	i
Other adjustments	(201)	
Total adjustments	(157,949)	
Total equity in accordance with IFRS	2,096,337	

a. Cash and balances with Central Banks

Balance in accordance with Greek GAAP	1,150,358
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	682
Reclassification to loans and advances to customers	(1,878)
Total	1,149,162

b. Government and other securities eligible for refinancing from Central Banks

The total amount of € 417,095 which consists of debt securities (Bonds – treasury bills, etc.) was reclassified to financial assets held for trading and available-for-sale securities.

c. Due from banks

Balance in accordance with Greek GAAP	6,440,647
Reclassification of accrued interest relating to interbank placements from other assets	10,740
Reclassification of receivables from accrued income	4,240
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	26,143
Total	6,481,770

d. Securities held for trading

Cost of securities reclassified from other categories	227,935
Difference arising from the valuation of securities to fair value	1,832
Reclassification of accrued interest from accrued income	6,517
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,821
Total	240,105

e. Derivative financial assets

Reclassification from accrued income	17,930
Valuation to fair value	329,492
Reclassification of options from other assets	1,529
Total	348,951

f. Loans and advances to customers

Balance in accordance with Greek GAAP	19,845,388
Reclassification of receivables from securities and other assets	282,985
Reclassification of insurance activities receivable from other assets	110,451
Recognition of receivables relating to discounted interest free installments	48,328
Adoption of effective interest rate method for valuation	(32,606)
Valuation effect difference on hedged loans	1,061
Impairment loss	(7,446)
Reclassification of accrued interest from accrued income	46,932
Reclassification from deferred income and accrued expense of unearned income from finance leases and provision for non-interest bearing loans	(113,479)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(143,899)
Reclassification to other assets	(10,424)
Other adjustments and reclassifications	3,755
Total	20,031,046

g. Securities

The amount of € 1,300,393 which consists of debt securities (bonds, treasury bills etc.), shares and mutual funds, was reclassified to financial assets held for trading, available-for-sale securities, and investment in associates.

h. Investment securities available-for-sale

Reclassification of carrying amount from securities, investments and other securities eligible for refinancing	1,495,067
Valuation difference	(16,544)
Reclassification of accrued interest from accrued income	25,053
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	158,234
Total	1,661,810

i. Investments in associates

Reclassification from investments	67,869
Valuation difference arising from the equity method	1,959
Total	69,828

j. Investments

Balance in accordance with Greek GAAP	262,383
Reclassification to investments in associates	(67,869)
Reclassification to available-for-sale securities	(20,622)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(167,952)
Reclassification to loans and advances and other assets	(5,940)
Balance	-

k. Investment property

Reclassification from property, plant and equipment	27,660
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,134
Total	30,794

l. Property, plant and equipment

Balance in accordance with Greek GAAP	717,524
Reclassification of software to intangible assets	(20,130)
Reclassification to other assets	(13,509)
Recognition of property, plant and equipment under finance lease	322
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	263,344
Reclassification to investment property	(27,660)
Other adjustments	7,515
Total	927,406

m. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	86,647
Reclassification of software from tangible assets	20,130
Intangibles written-off as they are not recognized in accordance with IFRS	(82,087)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,780
Total	29,470

n. Deferred tax assets

Recognition of deferred tax assets	177,752
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,707
Total	196,459

o. Other assets

Balance in accordance with Greek GAAP	454,251
Reclassification of receivables to loans and advances to customers and due to banks	(276,364)
Reclassification of insurance activities receivables to loans and advances to customers	(110,451)
Reclassification of arts from property, plant and equipment	9,871
Reclassification of advances from property, plant and equipment	3,637
Impairment of foreclosed property, plant and equipment	(43,128)
Reclassification of prepaid expenses and accrued income	13,588
Valuation of bonds on trade date	308
Reclassification from securities	16,605
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	193,995
Reclassification from loans and advances to customers	10,424
Other adjustments	(7,417)
Total	265,319

p. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	128,201
Reclassification of accrued interest to related asset accounts	(89,966)
Reclassification to derivative assets	(19,459)
Reclassification to other assets	(18,776)
Total	-

q. Due to banks

Balance in accordance with Greek GAAP	2,447,326
Reclassification of accrued interest from accrued expenses	3,296
Other adjustments	(1,319)
Total	2,449,303

r. Derivative financial liabilities

Reclassification from deferred income and accrued expenses	51,642
Re-measurement to fair value	339,034
Total	390,676

s. Due to customers

Balance in accordance with Greek GAAP	21,807,168
Valuation effect difference on hedged deposits	(471)
Reclassification of accrued interest from accrued expenses	18,563
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(13,484)
Other adjustments	(130)
Total	21,811,646

t. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	3,254,458
Reclassification of hybrid securities to equity	(226,249)
Reclassification of accrued interest from accrued expenses	8,538
Other adjustments	1,083
Total	3,037,830

u. Dividends payable

Balance in accordance with Greek GAAP	117,502
Reclassification of dividends payable to retained earnings	(117,502)
Total	-

v. Liabilities for current income tax and other taxes

Balance in accordance with Greek GAAP	150,936
Amount netted-off with other assets	(6,810)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	9,074
Total	153,200

w. Deferred tax liabilities

Recognition of deferred tax liabilities	3,687

x. Employee defined benefit obligations

Balance in accordance with Greek GAAP	22,522
Recognition of liabilities to the pension plan in accordance with IFRS	525,881
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,102
Total	566,505

y. Other liabilities

Balance in accordance with Greek GAAP	494,112
Reclassification of deferred income and accrued expenses	42,419
Recognition of liabilities on credit cards balances of no interest bearing instruments	48,328
Recognition of finance leases liabilities	1,368
Valuation of bonds on trade date	606
Other adjustments	(6,574)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	60,547
Total	640,806

z. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	237,969
Reclassification to derivatives	(51,642)
Reclassification of accrued interest payable to related categories	(40,384)
Reclassification of non-accrued interest from finance leases to loans	(103,524)
Reclassification to other liabilities	(42,419)
Total	-

aa. Provisions

Balance in accordance with Greek GAAP	16,608
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	266,169
Other adjustments	(647)
Total	282,130

ab. Reserves

Balance in accordance with Greek GAAP	1,229,148
Reclassification of reserves, except for statutory reserve, to retained earnings	(953,013)
Reserve from the valuation of available-for-sale securities	(16,544)
Reclassification of impairment loss on available-for-sale securities to retained earnings	37,239
Total	296,830

ac. Retained earnings

Balance in accordance with Greek GAAP	214,338
Reclassification of all reserves, except for statutory reserve, to retained earnings	953,013
Reclassification of goodwill from merger to net-off	(273,021)
Reclassification of consolidation differences	(228,063)
Reclassification of impairment loss on available-for-sale securities to retained earnings	(37,239)
IFRS transition adjustments	(387,275)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(6,739)
Total	235,014

ad. Goodwill from merger to net-off

Balance in accordance with Greek GAAP	(273,021)
Transfer to retained earnings	273,021
Total	-

ae. Consolidation differences

Balance in accordance with Greek GAAP	(228,063)
Transfer to retained earnings	228,063
Total	-

af. Treasury shares

Balance in accordance with Greek GAAP	-
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(1,048)
Total	(1,048)

ag. Minority interest

Balance in accordance with Greek GAAP	113,249
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	28,469
Other adjustments	(246)
Total	141,472

ah. Hybrid securities

Recognition of hybrid securities as equity	225,434
Total	225,434

48.2 Consolidated balance sheet and income statement as at 31.12.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Balance Sheet						
Cash and balance with Central Banks	a	1,755,718	(730)	-	361	1,755,349
Government and other securities eligible for refinancing from Central Banks	b	1,536,758	(1,536,758)	-	-	-
Due from banks	c	5,152,449	73,852	-	(3,477)	5,222,824
Securities held for trading	d	-	158,524	(1,336)	4,914	162,102
Derivative financial assets	e	-	31,309	140,324	-	171,633
Loans and advances to customers	f	22,219,782	287,802	3,150	(132,949)	22,377,785
Securities	g	415,696	(415,696)	-	-	-
Investment securities -Available-for-sale	h	-	1,817,801	(18,747)	174,540	1,973,594
Investments in associates	i	-	109,275	(1,912)	-	107,363
Investments	j	320,270	(133,801)	-	(186,469)	-
Investment property	k	-	23,896	-	3,463	27,359
Property, plant and equipment	l	705,863	(57,230)	6,905	261,229	916,767
Goodwill and other intangible assets	m	103,552	22,621	(98,724)	3,412	30,861
Deferred tax assets	n	-	-	186,413	13,745	200,158
Other assets	o	568,442	(412,499)	(44,139)	179,209	291,013
Prepaid expenses and accrued income	p	138,125	(137,101)	(1,024)	-	-
Total Asset		32,916,655	(168,735)	170,910	317,978	33,236,808
LIABILITIES						
Due to banks	q	1,542,362	1,953	-	-	1,544,315
Derivative financial liabilities	r	-	86,465	142,480	-	228,945
Due to customers	s	20,717,486	18,963	(670)	(39,155)	20,696,624
Debt securities in issue and other borrowed funds	t	7,020,449	14,583	(300,553)	(7,401)	6,727,078
Dividends payable	u	174,064	-	(174,064)	-	-
Liabilities for current income tax and other taxes	v	167,643	(7,659)	-	15,566	175,550
Deferred tax liabilities	w	-	-	3,883	-	3,883
Employee defined benefit obligations	x	8,319	19,657	510,341	18,952	557,269
Other liabilities	y	496,627	70,104	57,404	42,470	666,605
Deferred income and accrued expenses	z	374,264	(372,811)	(1,453)	-	-
Provisions	aa	2,363	10	-	286,720	289,093
Total Liabilities		30,503,577	(168,735)	237,368	317,152	30,889,362
EQUITY						
Share Capital		1,274,272	-	-	-	1,274,272
Share premium		-	-	-	-	-
Reserves	ab	930,164	(584,614)	19,545	-	365,095
Retained earnings	ac	412,240	348,728	(383,456)	(11,421)	366,091
Consolidation differences	ad	(235,886)	235,886	-	-	-
Treasury shares	ae	(18,638)	-	-	(235)	(18,873)
		2,362,152	-	(363,911)	(11,656)	1,986,585
Minority interest	af	50,926	-	100	12,482	63,508
Hybrid securities		-	-	297,353	-	297,353
Total equity		2,413,078	-	(66,458)	826	2,347,446
Total liabilities and equity		32,916,655	(168,735)	170,910	317,978	33,236,808

Income statement 1.1-31.12.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Interest and similar income	ah	1,542,075	-	(457)	302	1,541,920
Interest expense and similar charges	ai	499,491	-	(14,875)	(2,275)	(486,891)
Net interest income		1,042,584	-	14,418	(1,973)	1,055,029
Fee and commission income	aj	384,997	-	(31,926)	1,616	354,687
Commission expense	ak	(32,865)	-	10,691	30	(22,144)
Net fee and commission income		352,132	-	(21,235)	1,646	332,543
Dividend income	al	5,886	-	(1,140)	855	5,601
Gains less losses on financial transactions	am	70,343	-	2,972	5,301	78,616
Other income	an	10,816	17,737	(1,832)	78,649	105,370
Total operating income		1,481,761	17,737	(6,817)	84,478	1,577,159
Staff costs	ao	(393,817)	-	1,547	(26,990)	(419,260)
General administrative expenses	ap	(255,705)	(1,694)	(51,580)	(23,845)	(332,824)
Depreciation and amortization expenses	aq	(93,799)	-	48,284	(11,322)	(56,837)
Impairment losses on loans and advances	ar	(224,455)	1,911	(635)	(6,049)	(229,228)
Other expenses	as	(1,978)	-	3,320	(2,601)	(1,259)
Total operating expenses		969,754	217	936	(70,807)	(1,039,408)
Share of profit (loss) of associates	at	45,307	-	(1,912)	(5,937)	37,458
Extraordinary income		20,290	(20,290)	-	-	-
Extraordinary expenses		(2,167)	2,167	-	-	-
Extraordinary results		(169)	169	-	-	-
Profit before tax		575,268	-	(7,793)	7,734	575,209
Income tax	au	(159,481)	-	6,782	(10,710)	(163,409)
Net profit before minority interest		415,787	-	(1,011)	(2,976)	411,800
Minority interest	av	(4,072)	4,072	-	-	-
Net profit		411,715	4,072	(1,011)	(2,976)	411,800

Reconciliation of equity 31.12.2004

		Note
Total equity in accordance with Greek GAAP	2,413,078	
Valuation difference of trading securities	(1,336)	d
Valuation difference of derivatives	(2,156)	e,r
Valuation difference of available-for-sale securities	(18,747)	h
Valuation effect on hedged loans and deposits	2,650	f,s,t
Adoption of effective interest rate method for loans valuation	(50,896)	f
Additional provision for loans impairment	(6,932)	f
Intangible assets written-off	(98,724)	m
Recognition of property, plant and equipment under finance lease and related liabilities	(151)	l,y
Reversal of revaluation surplus of foreclosed property	(45,558)	o
Recognition of hybrid securities as equity	297,353	ag
Valuation difference of employee defined benefit obligations	(523,834)	x
Recognition of deferred tax assets and liabilities	196,275	n,w
Reclassification of dividends payable to retained earnings	174,064	u
Adjustment on property, plant and equipment	8,105	l
Adjustment on loans	3,572	f
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	826	ac,ae,af
Valuation difference from investment in associates under equity method	(1,912)	i
Other adjustments	1,769	
Total adjustments	(65,632)	
Total equity in accordance with IFRS	2,347,446	

a. Cash and balances with Central Banks

Balance in accordance with Greek GAAP	1,755,718
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	361
Reclassification to loans and advances to customers	(730)
Total	1,755,349

b. Government and other securities eligible for refinancing from Central Banks

The total amount of € 1,536,758, which consists of debt securities (bonds, treasury bills etc.), was reclassified to financial assets held for trading and available-for-sale securities.

c. Due from banks

Balance in accordance with Greek GAAP	5,152,449
Reclassification of accrued interest relating to inter bank placements from other assets	15,584
Reclassification from other assets	58,268
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(3,477)
Total	5,222,824

d. Securities held for trading

Cost of securities reclassified from other categories	155,585
Difference from valuation of securities at fair value	(1,336)
Reclassification of accrued interest from accrued income	2,939
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,914
Total	162,102

e. Derivative financial assets

Reclassification from accrued income	29,758
Valuation difference to fair value	140,324
Reclassification of options from other assets	1,551
Total	171,633

f. Loans and advances to customers

Balance in accordance with Greek GAAP	22,219,782
Reclassification of receivables from securities and other assets	317,659
Reclassification of insurance activities receivable from other assets	97,540
Recognition of receivables relating to discounted interest free installments	57,377
Adoption of effective interest rate method for valuation	(50,896)
Valuation difference on hedged loans	73
Impairment loss	(6,932)
Reclassification from accrued income of accrued interest	56,547
Reclassification from accrued income and expenses of unearned income of finance leases and of provisions for non interest bearing losses	(164,754)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(132,949)
Reclassification to other assets	(15,023)
Other adjustments and reclassifications	(639)
Total	22,377,785

g. Securities

The total amount of € 415,696 which consists of debt securities (bonds, treasury bills etc.) shares and mutual funds have been reclassified to assets held for trading, available-for-sale securities and investments to associates.

h. Investment securities available-for-sale

Reclassification of carrying amount from securities, investments and government and other securities eligible for refinancing	1,799,356
Valuation difference at fair value	(18,747)
Reclassification of accrued interest from accrued income	18,445
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	174,540
Total	1,973,594

i. Investments in associates

Reclassification from investment	109,275
Valuation difference from equity method accounting	(1,912)
Total	107,363

j. Investments

Balance in accordance with Greek GAAP	320,270
Reclassification to investments in associates	(109,275)
Reclassification to available-for-sale	(19,526)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(186,469)
Reclassification to loans and advances to customers	(5,000)
Total	-

k. Investment property

Reclassification from property, plant and equipment	23,896
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,463
Total	27,359

l. Property, plant and equipment

Balance in accordance with Greek GAAP	705,863
Reclassification of software to intangibles	(23,109)
Reclassification to other assets	(10,224)
Recognition of property and equipment under finance leases	114
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	261,229
Reclassification to investment property	(23,896)
Adjustments in depreciation based on assets useful lives	4,512
Other adjustments	2,278
Total	916,767

m. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	103,552
Reclassification of software from tangible assets	23,109
Write-off of intangibles not recognized in accordance with IFRS	(98,724)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,412
Reclassification of property and equipment subsequent expenditure	(488)
Total	30,861

n. Deferred tax assets

Recognition of deferred tax assets	186,413
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	13,745
Total	200,158

o. Other assets

Balance in accordance with Greek GAAP	568,442
Reclassification of receivables to loans and advances to customers	(363,765)
Reclassification of insurance activities receivables to loans and advances to customers	(97,540)
Reclassification of arts from own-used property, plant and equipment	9,946
Reclassification of advances from property, plant and equipment	863
Impairment of foreclosed property, plant and equipment	(45,558)
Reclassification of prepaid expenses and accrued income	11,819
Valuation of bonds on trade date	1,396
Reclassification from securities	16,376
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	178,623
Reclassification from loans and advances to customers	15,023
Other adjustments and reclassifications	(4,612)
Total	291,013

p. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	138,125
Reclassification of accrued interest to related accounts of assets	(93,515)
Reclassification to derivatives	(31,309)
Reclassification to other assets	(11,819)
Other adjustments and reclassifications	(1,482)
Total	-

q. Due to banks

Balance in accordance with Greek GAAP	1,542,362
Reclassification of accrued interest from accrued expenses	1,953
Total	1,544,315

r. Derivative financial liabilities

Reclassification from accrued income and expenses	86,465
Valuation difference at fair value	142,480
Total	228,945

s. Due to customers

Balance in accordance with Greek GAAP	20,717,486
Valuation difference on hedged deposits	(670)
Reclassification of accrued interest from accrued expenses	18,963
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(39,155)
Total	20,696,624

t. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	7,020,449
Reclassification of hybrid securities to equity	(298,646)
Reclassification of accrued interests from accrued expenses	14,583
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(7,401)
Valuation effect difference on debt issued that are off-set	(1,907)
Total	6,727,078

u. Dividends payable

Balance in accordance with Greek GAAP	174,064
Reclassification of dividends payable to retained earnings	(174,064)
Total	-

v. Liabilities for current income tax and other taxes

Balance in accordance with Greek GAAP	167,643
Off-set with other assets	(7,072)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	14,979
Total	175,550

w. Deferred tax liabilities

Recognition of deferred tax liabilities	3,883

x. Employee defined benefit obligations

Balance in accordance with Greek GAAP	8,319
Reclassification from other liabilities and other reclassifications	19,657
Recognition of liabilities to the pension plan in accordance with IFRS	510,341
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,952
Total	557,269

y. Other liabilities

Balance in accordance with Greek GAAP	496,627
Reclassification from accrued income and accrued expenses	89,816
Recognition of liabilities on credit cards balances at no interest bearing installments	57,377
Recognition of finance lease liabilities	265
Valuation of bonds on trade date	1,290
Reclassification of employee defined benefit obligations	(19,657)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	42,470
Other adjustments and reclassifications	(1,583)
Total	666,605

z. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	374,264
Reclassification to derivatives	(86,465)
Reclassification to other categories of accrued interest	(57,754)
Reclassification of non accrued interest from finance leases to loans	(140,229)
Reclassification of balance to other liabilities	(89,816)
Total	-

aa. Provisions

Balance in accordance with Greek GAAP	2,363
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	286,720
Other reclassifications	10
Total	289,093

ab. Reserves

Balance in accordance with Greek GAAP	930,164
Reclassification of reserves except for statutory reserve to retained earnings	(584,614)
Available-for-sale securities valuation reserve	(18,747)
Reclassification of impairment losses on available-for-sale securities to retained earnings	38,292
Total	365,095

ac. Retained earnings

Balance in accordance with Greek GAAP	412,240
Reclassification of reserves except for statutory reserve to retained earnings	584,614
Reclassification of consolidation differences	(235,886)
Reclassification of impairment losses on available-for-sale securities to retained earnings	(38,292)
Adjustments due to transition to IFRS	(345,164)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(11,421)
Total	366,091

ad. Consolidation differences

Balance in accordance with Greek GAAP	(235,886)
Reclassification of consolidation differences to retained earnings	235,886
Total	-

ae. Treasury shares

Balance in accordance with Greek GAAP	(18,638)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(235)
Total	(18,873)

af. Minority interest

Balance in accordance with Greek GAAP	50,926
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	12,482
Other adjustments	100
Total	63,508

ag. Hybrid securities

Recognition of hybrid securities as equity	297,353
Total	297,353

ah. Interest and similar income

Balance in accordance with Greek GAAP	1,542,075
Use of effective interest rate on loans and advances	3,180
Reclassification of interest from financial assets held for trading to gains less losses on financial transactions	(1,519)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	302
Other adjustments	(2,118)
Total	1,541,920

ai. Interest expense and similar charges

Balance in accordance with Greek GAAP	499,491
Reversal of interest expense from hybrid securities that were recognized as equity	(14,265)
Recognition of interests from finance leases	36
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,275
Other adjustments	(646)
Total	486,891

aj. Fee and commission income

Balance in accordance with Greek GAAP	384,997
Recognition of transaction fee income at the date loans and advances are recorded	(31,926)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,616
Total	354,687

ak. Commission expense

Balance in accordance with Greek GAAP	32,865
Recognition of transaction cost at the date loans and advances are recorded	(7,435)
Recognition of transaction cost at the date liabilities are recorded	(3,256)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(30)
Total	22,144

al. Dividend income

Balance in accordance with Greek GAAP	5,886
Reversal of income not recognized	(1,140)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	855
Total	5,601

am. Gains less losses on financial transactions

Balance in accordance with Greek GAAP	70,343
Valuation of securities held for trading	(537)
Valuation of derivatives	7,117
Valuation of financial instruments that are off-set	(527)
Adjustment of result relating to disposition available-for-sale securities	(1,302)
Impairment loss on available-for-sale securities	(2,034)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	5,301
Other adjustments	255
Total	78,616

an. Other income

Balance in accordance with Greek GAAP	10,816
Reclassification from extraordinary gain/loss	17,737
Transfer from reserves of grants	120
Reclassification to impairment losses on loans	(1,911)
Reclassification to general administrative expenses of result from fixed assets sale	(1,376)
Adjustment of result on sale of property due to adjusted cost	5,062
Adjustment for income not recognized	(5,841)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	78,649
Other adjustments	2,114
Total	105,370

ao. Staff costs

Balance in accordance with Greek GAAP	393,817
Recognition of expenses recorded as intangible assets	5,997
Reversal of contributions to defined benefit funds	(2,871)
Recognition of expense relating to shares options granted to employees	834
Recognition of Board of Directors fees	5,478
Accrued expense on employee defined benefit obligations	(11,155)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	26,990
Other adjustments	170
Total	419,260

ap. General administrative expenses

Balance in accordance with Greek GAAP	255,705
Reclassification from extraordinary gain/loss	1,694
Taxes recognized directly to equity	582
Intangibles write-off	54,260
Recognition of transaction cost at the date loans and receivables are recognized	(1,194)
Reversal of expenses relating to finance lease rent	(1,139)
Reclassification of results from sale of property to income	(1,376)
Reversal of depreciation and recognition of the expense referring to loans	(256)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	23,845
Other adjustments	703
Total	332,824

aq. Depreciation and amortization expenses

Balance in accordance with Greek GAAP	93,799
Reversal of depreciation relating to intangible assets written-off	(43,840)
Adjustment for depreciation on property, plant and equipment based on their useful lives	(4,512)
Recognition of depreciation on finance leased property	207
Reversal of depreciation on other assets recognized at cost less impairment	(139)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	11,322
Total	56,837

ar. Impairment losses on loans and advances

Balance in accordance with Greek GAAP	224,455
Additional provisions	(645)
Write-off of loan loss which was amortized in five years	1,280
Reclassifications of recovery on receivables previously written-off	(1,911)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	6,049
Total	229,228

as. Other expenses

Balance in accordance with Greek GAAP	1,978
Reversal of contributions expenses to defined benefit funds due to actuarial valuation	(1,676)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,601
Other adjustments	(1,644)
Total	1,259

at. Share of profit (loss) of associates

Balance in accordance with Greek GAAP	45,307
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP and had been valued with equity method	(5,937)
Adjustments to associates' net assets	(1,912)
Total	37,458

au. Income tax

Balance in accordance with Greek GAAP	159,481
Deferred tax	(5,154)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	10,710
Other adjustments	(1,628)
Total	163,409

av. Minority Interest

Balance in accordance with Greek GAAP	4,072
Reversal of minority interest share of profits which under IFRS are not considered as expenses for the period	(4,072)
Balance	-

48.3 Consolidated cash flow statement as at 31.12.2004

	Greek GAAP	Adjustments	IFRS
Cash flow from operating activities	(4.248.406)	3.274.077	(974.329)
Cash flow from investing activities	(158.983)	(251.849)	(410.832)
Cash flow from financing activities	3.624.325	(3.701.939)	(77.614)
Effect of exchange rate fluctuations on cash and cash equivalents		4.890	4.890
Net increase (decrease) in cash and cash equivalents	(783.064)	(674.821)	(1.457.885)
Cash and cash equivalents at the beginning of the period	7.367.471	(341.202)	7.026.269
Cash and cash equivalents at the end of the period	6.584.407	(1.016.023)	5.568.384

The major adjustments are due to:

a) the definition of cash and cash equivalents.

According to IFRS, cash and cash equivalents include cash on hand, non-restricted placements with Central Banks and short-term balances due from banks maturing within three months after the date of the financial statements. According to Greek GAAP, cash and cash equivalents include cash and balances with Central Banks and all short-term balances due from banks. Additionally, cash and cash equivalents, reported under IFRS, include the recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP.

b) the net increase or decrease in cash and cash equivalents of subsidiaries that were not consolidated under Greek GAAP.

c) reclassifications.

Athens, 21 February 2006

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Chief Group Financial Reporting
Yannis S. Costopoulos I.D. X 661480	Demetrios P. Mantzounis I.D. I 166670	Marinos S. Yannopoulos I.D. N 308546	George N. Kontos I.D. Ξ 347245

The above consolidated financial statements, which consist of 90 pages, are the financial statements that we refer to in our auditor's report dated 21 February 2006.

Athens, 21 February 2006

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nikolaos E. Vouniseas Certified Auditor Accountant AM SOEL 18701

4. Auditor's Report for the Financial Statements of the Bank as at 31/12/2005

Auditor's Report

(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK

We have audited the accompanying financial statements of ALPHA BANK (the "Bank") which comprise the balance sheet as at 31 December 2005, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Greek Auditing Standards, which are based on the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation as well as assessing the consistency of the Board of Directors' Report with the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view, of the Bank's financial position as of 31 December 2005, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, that have been adopted by the European Union and the Board of Directors' Report is consistent with the accompanying financial statements.

Without qualifying our opinion we draw attention to note 37 (b) to the financial statements, that explains that the tax obligations of the Bank for the years from 2003 to 2005 have not yet been audited by the tax authorities and accordingly its tax obligations for those years are not considered final. The outcome of a tax audit can not presently be determined.

Athens, 21 February 2006

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nick Vouniseas Certified Auditor Accountant AM SOEL 18701

5. Financial Statements of the Bank as at 31/12/2005

Income statement

	Note	31.12.2005	31.12.2004
		(Thousands of Euro)	
		From 1 January to	
Interest and similar income	2	1,594,680	1,346,977
Interest expense and similar charges	2	(612,490)	(461,804)
Net interest income		982,190	885,173
Fee and commission income	3	271,119	265,485
Commission expense	3	(22,495)	(18,911)
Net fee and commission income		248,624	246,574
Dividend income	4	59,608	29,759
Gains less losses on financial transactions	5	(3,324)	69,136
Other income	6	27,010	23,178
		83,294	122,073
Total income		1,314,108	1,253,820
Staff costs	7	(336,377)	(328,554)
General administrative expenses	8	(241,185)	(276,007)
Depreciation and amortization expenses	19,20,21	(37,177)	(36,428)
Other expenses	31	(426)	(1,268)
Total expenses		(615,165)	(642,257)
Impairment losses on loans and advances	9	(231,536)	(189,765)
Profit before tax		467,407	421,798
Income tax expense	10	(89,537)	(115,835)
Profit after tax		377,870	305,963
Earnings per share:	11		
Basic earnings per share (€)		1.32	1.08
Diluted earnings per share (€)		1.32	1.08

Balance sheet

	Note	31.12.2005	31.12.2004
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks	12	1,621,172	1,422,363
Due from banks	13	5,673,393	5,716,248
Securities held for trading	14	153,587	156,925
Derivative financial assets	15	139,114	172,144
Loans and advances to customers	16	24,201,139	19,901,496
Investment securities			
-Available for sale	17	7,561,491	2,217,850
Investments in subsidiaries and associates	18	1,481,979	1,331,748
Investment property	19	43,245	43,547
Property, plant and equipment	20	529,511	527,848
Goodwill and other intangible assets	21	33,016	23,109
Deferred tax assets	22	177,936	172,339
Other assets	23	143,414	157,052
		41,758,997	31,842,669
Non-current assets held for sale	24	90,249	-
Total Assets		41,849,246	31,842,669
LIABILITIES			
Due to banks	25	8,600,366	1,810,972
Derivative financial liabilities	15	140,632	228,989
Due to customers	26	19,301,646	18,948,052
Debt securities in issue and other borrowed funds	27	10,665,761	7,834,909
Liabilities for current income tax and other taxes	28	87,699	127,367
Deferred tax liabilities	22	19,517	1,755
Employee defined benefit obligations	29	513,797	516,929
Other liabilities	30	566,763	559,342
Provisions	31	1,628	2,337
Total Liabilities		39,897,809	30,030,652
EQUITY			
Share Capital	32	1,456,018	1,274,272
Share premium	33	125,685	-
Reserves	34	220,423	264,835
Retained earnings	35	337,439	291,548
Treasury shares	36	(188,128)	(18,638)
Total Equity		1,951,437	1,812,017
Total Liabilities and Equity		41,849,246	31,842,669

Statement of changes in equity

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2004		953,721	244,914	240,484	209,678		1,648,797
Changes in equity for the period 1.1-31.12.2004							
Available for sale securities:							
Valuation		-	-	19,648	-	-	19,648
Impairment		-	-	2,034	-	-	2,034
Transfer to income statement due to sales		-	-	(29,165)	-	-	(29,165)
Taxes recognized directly in equity		-	-	-	(2,099)	-	(2,099)
Other		-	-	-	568	-	568
Net income recognized directly in equity		-	-	(7,483)	(1,531)	-	(9,014)
Profit for the period		-	-	-	305,963	-	305,963
Total		-	-	(7,483)	304,432	-	296,949
Treasury shares purchase		-	-	-	-	(18,638)	(18,638)
Dividends paid		-	-	-	(117,502)	-	(117,502)
Amortization of initial share options valuation granted to employees		-	-	834	-	-	834
Share capital increase	32	319,996	-	-	(319,996)	-	-
Ex-Ionian Bank goodwill net-off	33	-	(244,914)	-	244,914	-	-
Reserves appropriation		-	-	31,000	(31,000)	-	-
Share options exercise		555	-	-	-	-	555
Other		-	-	-	1,022	-	1,022
Balance 31.12.2004		1,274,272	-	264,835	291,548	(18,638)	1,812,017

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2005		1,274,272	-	264,835	291,548	(18,638)	1,812,017
Changes in equity for the period 1.1-31.12.2005							
Available for sale securities:							
Valuation		-	-	(44,936)	-	-	(44,936)
Transfer to income statement due to sales		-	-	(1,721)	-	-	(1,721)
Other		-	-	-	382	-	382
Net income recognized directly in equity		-	-	(46,657)	382	-	(46,275)
Profit for the period		-	-	-	377,870	-	377,870
Total		-	-	(46,657)	378,252	-	331,595
Treasury shares purchase	36	-	-	-	-	(169,490)	(169,490)
Dividends paid	35	-	-	-	(174,064)	-	(174,064)
Acquisition of 61.24% of Delta Singular A.E. with issuance of 7,564,106 shares	32,33	23,449	125,685	-	-	-	149,134
Capitalization of reserve to round the share price to € 5.35	32	562	-	-	(562)	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	32	157,735	-	-	(157,735)	-	-
Amortization of initial share options valuation granted to employees		-	-	2,245	-	-	2,245
Balance 31.12.2005		1,456,018	125,685	220,423	337,439	(188,128)	1,951,437

Cash flow statement

	Note	(Thousands of Euro) From 1 January to 31.12.2005	31.12.2004
Cash flows from operating activities			
Profit before taxes		467,407	421,798
Adjustments for:			
Depreciation of property, plant and equipment	19,20	27,277	26,773
Amortization of intangible assets	21	9,900	9,655
Impairment losses and provisions		234,456	183,033
Gains (losses) from investing activities		(65,093)	(71,180)
Gains (losses) from financing activities		81,032	49,102
		754,979	619,181
Net (increase) decrease in assets relating to operating activities:			
Due from banks		(465,147)	(904,174)
Securities held for trading and derivative financial assets		36,368	256,465
Loans and advances to customers		(4,522,304)	(2,187,015)
Other assets		(45,995)	(24,572)
Net increase (decrease) in liabilities relating to operating activities			
Due to banks		6,789,394	(833,991)
Derivative financial liabilities		(88,358)	(161,736)
Due to customers		2,638,636	2,835,885
Other liabilities		1,035	42,015
Net cash from operating activities before taxes		5,098,608	(357,942)
Income taxes paid		(115,114)	(110,546)
Net cash flows from operating activities		4,983,494	(468,488)
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(259,108)	(91,062)
Proceeds from sale of investments (subsidiaries and associates)		6,955	121
Dividends received	4	59,608	29,759
Purchase of property, plant and equipment	19,20,21	(47,144)	(40,581)
Disposal of property, plant and equipment		292	11,843
Net (increase) decrease in investment securities		(5,375,394)	(679,659)
Net cash flows from investing activities		(5,614,791)	(769,579)
Cash flows from financing activities			
Purchases (sales) of treasury shares	36	(169,490)	(18,638)
Dividends paid		(170,591)	(117,502)
Proceeds from the issue of loans		805,000	200,000
Repayment of loans		(143,009)	(219,321)
Net cash flows from financing activities		321,910	(155,461)
Effect of exchange rate fluctuations on cash and cash equivalents		1,320	883
Net increase (decrease) in cash and cash equivalents		(308,067)	(1,392,645)
Cash and cash equivalents at beginning of the period	12	5,392,022	6,784,667
Cash and cash equivalents at end of the period	12	5,083,955	5,392,022

General information

At present, the Bank operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05.

The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting. In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders in general meeting of April 19, 2005, ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos
Mr. Costopoulos was born in Athens. He received his B.Sc. in Naval Architecture at King's College, Durham University, England. His career started at the Bank in 1963. He was Managing Director and General Manager of the Bank from 1973, Chairman of the Board of Directors and General Manager from 1984, Chairman of the Board of Directors and Managing Director from 1996. On 23 February 2005 he was appointed Executive Chairman.

VICE CHAIRMAN (Non Executive Member)

Andreas L. Canellopoulos
Mr. Canellopoulos is Chairman of Titan Cement Company S.A. He was elected to the Bank's Board of Directors in 1989 and from 1995 was appointed Non-Executive Vice President. From 1994 up to 2000 he was Chairman of the Confederation of Greek Industries.

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis
Mr. Mantzounis was born in Athens. He studied Political Sciences at the Aix-Marseille University. He joined the Bank in 1973 and was appointed General Manager in 2002. On 23 February 2005 he was elected Managing Director.

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)
Mr. Yannopoulos was born in Athens and holds degrees in Economics (MA in Industrial Economics) from Sussex University and Business Administration (MBA) from Manchester Business School. He worked abroad for 15 years for Chase and Exxon, in London, New York, Frankfurt, Milan, Rome and 2 years as General Manager of Ionian Bank. He works for the Bank since 1994, in the beginning as Executive General Manager and from 23 February 2005 as General Manager.

Spyros N. Filaretos
Mr. Filaretos was born in Athens. He studied Economics at the University of Manchester and Sussex. He joined the Bank in 1985 and in 1997 was appointed Executive General Manager. On 23 February 2005 he was appointed General Manager.

Artemis Ch. Theodoridis
Mr. Theodoridis was born in Athens. He studied Economics and holds an MBA from the University of Chicago. He is Chairman and Managing Director of Alpha Finance AXEPEY and was appointed Executive General Manager of the Bank in 2002. On 23 February 2005 he was appointed General Manager. He served as a member of the Board of Directors of the Athens Stock Exchange (1996-1999) and of the Central Securities Depository (2000-2002).

NON-EXECUTIVE MEMBERS

George E. Agouridis *
Mr. Agouridis is a lawyer and Chairman of the Greek Advisory Committee of the "Stavros S. Niarchos" Foundation. He is a member of the Bank's Board of Directors from 2000.

Sophia G. Eleftheroudaki
Ms Eleftheroudaki is Managing Director of the bookstore and publishing company G.C. ELEFTHEROUDAKIS S.A. since 1983. She was elected to the Bank's Board of Directors in 2005.

Paul G. Karakostas*
Mr. Karakostas is Chairman and Managing Director of GENKA Investment S.A. He was elected to the Bank's Board of Directors in 2000. He was Chairman of the British Hellenic Chamber of Commerce and of the Greek Wine Association.

Ioannis K. Lyras **
Mr. Lyras is President of PARALOS MARITIME CORPORATION S.A. He is a member of the Bank's Board of Directors since 2005. He was Chairman of the Union of Greek Shipowners from 1997 to 2003. He also represents the Union of Greek Shipowners to the Board of Directors of the Union of European Shipowners.

Nicholaos I. Manessis **
Mr. Manessis is Chairman of the Board of Directors and Managing Director of HALYVOURGIA THESSALIA S.A. and a member of the Board of Directors of ELLINIKI HALYVOURGIA S.A. He is also a member of the Bank's Board of Directors since 2005.

Minas G. Tanes *
Mr. Tanes is Chairman of Athenian Brewery S.A. He is a member of the Bank's Board of Directors since 2003.

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **
Mr. Apostolides graduated from the Athens Law School. He is a member of the Bank's Board of Directors since 2004. He is member of the Diplomatic Service since 1965 and he was, among other things, Ambassador of Greece to Cyprus and Permanent Representative of Greece to the European Union in Brussels. In 1998 he was appointed General Secretary of the Ministry of Foreign Affairs and the following year was appointed Director of the National Intelligence Agency, until his retirement in November 2004.

Thanos M. Veremis
Professor of Political Sciences at the University of Athens since 1987. He is a member of the Bank's Board of Directors since 2000. He is also a member of the Board of Directors of the Hellenic Foundation for European and Foreign Policy (ELIAMEP) since 1988 and was the president of the Foundation from 1995 to 2000.

SECRETARY

Hector P. Verykios
Senior manager, Alpha Bank

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou Nick E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 December2005 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies. Apart from the Greek market, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's). The Bank as at 31 December 2005 has issued 291,203,608 shares. The Group's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year 2005 amounted to an average of 720,000 shares per day.

The credit rating of the Bank remains in high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamic of its operations and the positive share price prospect.

The Board of Directors approved the financial statements on 21 February 2006.

Notes to the financial statements

1. Accounting principles applied

1.1 Basis of presentation

These financial statements relate to the fiscal year from 1 January 2005 to 31 December 2005 and they are the Bank's first financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The Bank has prepared these financial statements in accordance with International Financial Reporting Standards. In particular the Bank applied IFRS 1 "First-time Adoption of International Financial Reporting Standards", and all the standards and interpretations adopted by the European Union which are mandatory for the preparation of financial statements for periods that begin after 1 January 2005. The accounting principles applied for the preparation of financial statements as at 31.12.2005 are described below.

Set out below are the standards and interpretations that are included in the following regulations of the European Council, which were published until 31 December 2005, 1725/2003, 707/2004, 2086/2004, 2236/2004, 2237/2004, 2238/2004, 211/2005, 1751/2005, 1864/2005, 1910/2005 and 2106/2005:

- International Accounting Standards 1, 2, 7, 8, 10, 11, 12, 14, 16-21, 23, 24, 26, 27-34, 36-41.
- Interpretations International Accounting Standards 7, 10, 12, 13, 15, 21, 25, 27, 29, 31, 32.
- International Financial Reporting Standards 1-6.
- Interpretations International Financial Reporting Standards 1, 4 and 5

The adoption of the above standards and interpretations is mandatory for the fiscal year and covers all the periods presented in the financial statements except for IFRS 5 which has been adopted from 1 January 2005 in accordance with the exception set out in IFRS 1.

An explanation of the impact of the transition to IFRS on the financial position and comparative figures previously reported in accordance with Greek generally accepted accounting principles (Greek GAAP), is included in note 45. This note provides reconciliations of balance sheet, equity, income statement and cash flow.

The estimates of the Bank which are applied in the decisions which are taken into account during the preparation of the financial statements are based on historical information and assumptions which at present are considered logical.

The estimates and assumptions are re-assessed to take into account current conditions and the effect of any changes are recognized in the financial statements in the period that they occur.

1.2 Segment reporting

The Bank after taking into account the present management and reporting structure, and that the majority of its income arise from activities in Greece considers that:

a. the primary reporting format are the following business segments:
   - Retail
   - Corporate
   - Asset Management and Insurance
   - Investment Banking and Treasury
   - South Eastern Europe
   - Other

b. the following geographical segments are the secondary reporting format:
   - Greece
   - Other countries

Detailed information relating to business and geographical segments is presented in note 38.

1.3 Foreign currency transactions

The financial statements are presented in Euro, which is the currency of the country of incorporation of the Bank (functional currency).

Transactions in foreign currencies are translated to Euro at the exchange rates ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the closing exchange rate on that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling on initial recognition, except for non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and are recognized in the income statement or recorded directly in equity depending on the classification of the non-monetary item.

1.4 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of:

a. Cash on hand.
b. Non-restricted placements with Central Banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the financial statements.

1.5 Classification and measurement of financial assets

The Bank classifies its financial assets in the following categories:

- Loans and receivables.
- Held to maturity investments.
- Financial assets at fair value through profit or loss.
- Available for sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Loans to customers.
ii. Amounts paid for a portion or total acquisition of bonds issued by customers.
iii. All receivables from customers, banks etc.

Loans and receivables are carried at amortized cost.

b) Held to maturity

Held to maturity investments are financial assets that the Bank has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Bank has not included any financial assets in this category.

c) Finan cial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the short term and in order to exploit short term market fluctuations (trading portfolio). The Bank has included in this category fixed rate Government bonds and treasury bills, except from particular issues that other decision has been taken.
ii. The Bank chooses, at initial recognition, to recognize changes in fair value in the income statement.
The Bank has not included any financial asset in this category.

d) Available for sale

Available for sale financial assets are investments that have not been classified in any of the previous categories.

The Bank has included in this category:

i. Variable interest rate bonds.
ii. Some issues of Greek State fixed rate bonds, which are decided to be classified in available for sale category and fixed rate bonds of other issues.
iii. Shares.
iv. Mutual fund units.

This category is carried at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred in profit or loss.

The measurement principles noted above are not applicable when a particular financial asset is a hedged item, in which case the principles set out in note 1.6 are followed.

1.6 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a small or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rates, index or other variable).

All derivatives are recognized as assets when their fair value is positive and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are recognized at fair value irrespective of the purpose for which they have been entered into.

The Bank's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).
When the Bank uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

In addition the Bank uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions

We emphasize the following:

a. Synthetic Swaps

The Bank, in order to increase the return on deposits to selected customers uses synthetic swaps. This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure. The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of Swaps are entered into primarily to hedge the exposures arising from customer loans and deposits. As there is no documentation to support hedge accounting they are accounted for as trading instruments. The result arising from these derivatives is recognized as interest expense, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting relates to the valuation rules to offset the effects on a gain or loss from changes in the fair value of a hedging instrument and a hedged item which would not be achieved if the normal remeasurement principles were followed.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on the on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated each reporting date.

a) Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the risk being hedged are recognized in the income statement.

The Bank uses interest rate swaps (IRSs) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits.

b) Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective part of any gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective part is recognized in the income statement. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

c) Hedge of net investment in a foreign operation

It is applied to hedge the foreign exchange risk arising from investments in foreign operations.

1.7 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by branches or for administrative purposes, additions and improvements cost to leased fixed assets and equipment. Items of property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the costs relating to the acquisition of property, plant and equipment.

Subsequent expenditure is capitalized or recognized as separate asset only when it increases the future economic benefits. All costs for repairs and maintenance are recognized in the income statement as incurred.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment taking into account residual values.

The estimated useful lives are as follows:

- Buildings: 33 years.
- Additions to leased fixed assets and improvements: over the term of the lease.
- Equipment: 4 to 20 years.

Land is not depreciated, however, it is reviewed periodically for impairment.
The residual value of property and equipment and the useful live are reviewed and adjusted if necessary at each reporting date.
Property, plant and equipment which is considered impaired is carried at its recoverable amount. Gains and losses arising from the sale of property, plant and equipment are recognized in the income statement.

1.8 Investment property

The Bank includes in this category buildings or a portion of buildings, together with the respective portion of the land, that are held to earn rental income.

Investment property is initially recognized at cost, which includes all related costs of acquisition. Subsequent to initial recognition investment property is stated at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in the income statement as incurred.

The estimated useful lives over which depreciation is charged are the same as own-used property.

1.9 Goodwill and other intangible assets

The Bank has included in this caption mainly software, which is carried at cost less amortization. Amortization is charged over the estimated useful life, which the Bank has estimated is three years. For intangible assets no residual value is estimated. Expenditure incurred to maintain the software programs is recognized in the income statement as incurred.

1.10 Leases

The Bank enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Bank is the lessor

i. Finance leases:

For finance leases where the Bank is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease aggregate amount of lease payments, and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.11.

The Bank has not entered into any finance leases as a lessor in any period covered by these financial statements.

iii. Operating leases:

When the Bank is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized in other income on an accrual basis.

b) When the Bank is the lessee

ii. Finance leases:

For finance leases, where the Bank is the lessee, the leased asset is recognized as own-used property and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and the related liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Bank's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life and the Bank is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Bank as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.11 Impairment losses on loans and advances

The Bank has assessed as at 31.12.2003, and at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the steps performed were the following:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events)

The loans and advances with payment of interest or principal overdue by more than 90 days represent the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:
i. procedures for forced recovery have been initiated or
ii. the Bank has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. The criteria for assessment on an individual or collective basis

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

The Bank decided that the amount of EUR 1 million will be the limit. In determining the above amount the Bank considered numerous factors such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

c. Establishment of groups of assets with similar risk characteristics

In those instances which based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:
i. the borrowers' industries (construction, tourism etc.) for commercial loans.
ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. Methodology in determining future cash flows from impaired loans

The Bank has accumulated a significant amount of historical data of the last five years, which includes the impaired loans (Loss given default – LGD) after the completion of forced recovery, or other measures, including the realization of all collaterals held.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans original effective interest rate.

e. Interest income recognition

Interest income on impaired loans is recognized based on the carrying value of the loan after the impairment at the original effective interest rate.

f. Impairment recognition

The Bank write-offs impaired loans, with exceptions to a small number of accounts with large outstandings where an allowance account is established.

g. Recoveries

If in a subsequent period events occur after the impairment which results in a decrease in the impairment or the collection of amounts from loans and advances previously written-off, the recoveries are recognized in the income statement.

1.12 Deferred taxation

Deferred taxation is the tax that will be paid or for which relief will be obtained in the future resulting from the different period that certain items are recognized for financial reporting and tax purposes.

Deferred tax is provided for temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are provided based on the expected manner of realization or settlement using tax rates (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, taking into consideration the enacted tax rates at balance sheet date.

Current and deferred tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity in which case it is recognized in equity.

1.13 Non-current assets held for sale

Consists of property and machinery that the Bank has obtained from foreclosures of customer loans and advances, which are held for sale.

Certain items of property are at present leased to third parties, but these lease agreements were entered into before the Bank obtained possession of the property.

Assets held for sale are valued at the lower between the carrying amount and the fair value less costs to sell.

Property in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.14 Financial liabilities

Financial liabilities may be classified as held for trading:

i. when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations.

ii. they are derivatives which are not used for hedging purposes.

Financial liabilities are initially recognized and remeasured at fair value, with changes in fair value recognized in the income statement.

The Bank has included in this category derivatives which are not used for hedging purposes.

The liabilities from derivatives which are used for hedging purposes are measured at fair value. Changes in fair value are accounted as set out in note 1.6.

The liabilities which are not classified in the above category are measured at amortized cost using the effective interest rate method. Liabilities to credit institutions and customers, debt issued and other loan liabilities are classified in this category.

1.15 Employee benefits

The Bank has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Bank pays fixed contributions into a separate entity. The Bank has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligations and the fair value of plan assets are amortized in a period equal to the average remaining working lives of the employees.
Past-service costs are recognized immediately in income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Bank pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Bank has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.16 Share options granted to employees

The Bank rewards the performance of its executives and managers by granting share options. The share options are exercised after the expiration of three years from the grant date.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Bank.

1.17 Provisions

A provision is recognized when the Bank has a constructive or legal obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. Provisions are measured by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses. However, future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur. Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the income statement relating to the provision may be presented net of the amount of the reimbursement.

1.18 Sale and repurchase agreements

The Bank enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments. The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.19 Equity

Incremental costs of share capital increase
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium
The issuance of shares as consideration for the acquisition of a business are shown at their market value. The difference between the nominal value of the shares issued and their market value is recorded as share premium.

Employee share options
The fair value of share options granted to Bank's management is recorded to equity and to the income statement, respectively. Upon the exercising of the share options the amount received from the beneficiaries is recorded as share capital.

Treasury shares
The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained earnings
Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the General Meeting of the shareholders.

1.20 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order for the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired, is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expenses is also calculated on interest bearing financial instruments that are remeasured at fair value.

1.21 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant services have been provided.

Transaction revenues relating to the recognition of a financial instrument which is measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.22 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income Statement

2. Net interest income

	From 1 January to	
	31.12.2005	31.12.2004
Interest and similar income		
Banks	137,882	129,275
Securities	117,020	70,377
Loans and advances to customers	1,327,411	1,132,180
Other	12,367	15,145
Total	1,594,680	1,346,977
Interest expense and similar charges		
Banks	(98,306)	(49,195)
Customers	(179,242)	(153,607)
Debt securities in issue and other borrowed funds	(265,747)	(156,364)
Other	(69,195)	(102,638)
Total	(612,490)	(461,804)

3. Net fee and commission income

	From 1 January to	
	31.12.2005	31.12.2004
Fee and commission income		
Loans	44,411	40,079
Letters of guarantee	31,872	35,264
Imports-Exports	18,979	20,364
Credit Cards	56,068	53,721
Fund transfers	61,405	68,139
Mutual Funds	31,162	18,901
Management and advisory fees	6,919	6,027
Other	20,303	22,990
Total	271,119	265,485
Commission expense		
Credit Cards	(18,756)	(15,335)
Other	(3,739)	(3,576)
Total	(22,495)	(18,911)

4. Dividend income

	From 1 January to	
	31.12.2005	31.12.2004
Subsidiaries and associates	57,829	26,306
Available-for-sale securities	1,779	3,453
Total	59,608	29,759

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2005	31.12.2004
Foreign exchange differences	4,756	15,455
Bonds	(13,874)	40,579
Shares	4,357	451
Other financial instruments	1,437	12,651
Total	(3,324)	69,136

6. Other income

	From 1 January to	
	31.12.2005	31.12.2004
Rental income	2,760	2,408
Sale of fixed assets	5,998	3,685
Fund transfers	700	721
Insurance indemnities	1,655	1,073
Secondment of personnel to group companies	2,273	2,223
Tax discount	1,635	2,372
Goodwill from merger with Delta Singular A.E. (note 43)	7,695	-
Income from provisions reversal	810	10,053
Other	3,484	643
Total	27,010	23,178

7. Staff costs

	From 1 January to	
	31.12.2005	31.12.2004
Wages and Salaries	205,429	203,091
Social Security contributions	65,744	65,390
Expenses of defined benefit plans	44,164	41,246
Other	21,040	18,827
Total	336,377	328,554

The total employees of the Bank as at 31.12.2005 was 7,173 from which 6,949 are employees in Greece and 224 are employees abroad.

Defined contribution plans

a) All the employees of the Bank receive their main pension from the Social Insurance Fund (IKA).

b) The supplementary pension plan for employees from the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such.

c) All employees of the Bank receive medical benefits from the Employee Medical Insurance Fund of Credit Bank, of Geniki Bank, of American Express etc. As this multi-employer plan does not maintain separate records for each bank it has been accounted for as a defined contribution plan.

Defined benefit plans

Details of defined benefit plans are described in note 29.

8. General administrative expenses

	From 1 January to	
	31.12.2005	31.12.2004
Rent of buildings	21,357	20,341
Rent and maintenance of EDP equipment	14,652	15,943
EDP expenses	30,643	27,532
Marketing and advertisement expenses	23,446	29,358
Telecommunications and postage	17,761	17,632
Third party fees	17,740	15,369
Consultants fees	7,212	5,191
Contribution to Savings Guarantee Fund	9,684	8,910
Insurance	8,860	6,809
Consumables	4,264	4,644
Electricity	4,534	4,145
Donations	1,795	753
Taxes (VAT, real estate etc)	27,492	25,751
Olympic Games sponsorship	-	42,116
Repairs of buildings and equipment	4,081	4,235
Cleaning fees	2,256	2,089
Security	4,387	4,076
Transportation	3,595	3,631
Agency fees	5,565	3,415
Other	31,861	34,067
Total	241,185	276,007

9. Impairment losses on loans and advances

	From 1 January to	
	31.12.2005	31.12.2004
Customer loans and advances	234,582	191,676
Recoveries	(3,046)	(1,911)
Total	231,536	189,765

10. Income tax

In accordance with Greek Tax law the 2004 profits of entities in Greece are taxed at a rate of 35%, for 2005 32%, for 2006 29% and 25% there after.

In addition, in accordance with article 9 of Law 2992/2002, the tax rate for entities that have concluded mergers is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2004 profit of the Bank was taxed at the rate of 30% as the Bank merged (absorbed) with Alpha Investments A.E., a subsidiary which was a related entity prior to 1.1.1997.

The 2005 profit will be taxed at a rate of 22% due to the merger with Delta Singular A.E., a listed company, which was not related with the Bank before 1.1.1997.

It should be noted that, due to the fact that all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax

	From 1 January to	
	31.12.2005	31.12.2004
Current tax	75,366	115,132
Deferred tax	14,171	703
Total	89,537	115,835

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2005	31.12.2004
Amortization and write-offs of intangibles	9,265	(4,304)
Loans and advances to customers	733	(3,594)
Employee defined benefit obligations	1,099	3,925
Valuation on derivatives financial instruments	(4,949)	1,813
Valuation of hedged loans at fair value	1,034	(247)
Valuation of hedged debt security in issue at fair value	4,508	477
Other temporary differences	2,481	2,633
Total	14,171	703

		31.12.2005		31.12.2004
Profit before tax		467,407		421,798
Income tax (tax rate 22% for 2005 and 30% for 2004)	22%	102,830	30%	126,539
Increase/(decrease) due to:				
Additional tax on rent income from property	0.05%	249	0.05%	200
Non taxable income	(3.53%)	(16,483)	(3.24%)	(13,667)
Non deductible expenses/income	0.61%	2,829	1.33%	5,607
Part of profit relating to non-taxable income	(1.42%)	(6,639)	(1.66%)	(6,986)
Difference in tax rate	0.36%	1,700	(0.03%)	(140)
Other temporary differences	1.08%	5,051	1.02%	4,282
Income tax	19.16%	89,537	27.46%	115,835

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting own shares held, during the period.

	From 1 January to	
	31.12.2005	31.12.2004
Profit attributable to shareholders (in € thousand)	377,870	305,963
Weighted average number of outstanding ordinary shares	285,775,758	283,225,850
Basic earnings per share (in € per share)	1.32	1.08

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2005	31.12.2004
Profit attributable to shareholders (in € thousand)	377,870	305,963
Weighted average number of outstanding ordinary shares	285,775,758	283,225,850
Adjustment for share options	402,740	416,166
Weighted average number of outstanding ordinary shares for diluted earnings per share	286,178,498	283,642,016
Diluted earnings per share (in € per share)	1.32	1.08

Assets

12. Cash and balances with Central Banks

	31.12.2005	31.12.2004
Cash	271,373	240,664
Cheques receivable	40,734	43,839
Balances with Central Banks	1,309,065	1,137,860
Total	1,621,172	1,422,363
Of which mandatory deposits with Central Banks:	821,890	693,557

The Bank is required to maintain a current account to country's Central Bank (Bank of Greece) in order to facilitate interbank transactions with the central bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

Bank of Greece requires also, that all financial institutions established in Greece to maintain deposits with the Central Bank equal to 2% of total customer deposits.

These deposits bear interest at the refinancing rate as set by the ECB (31.12.2005: 2.25%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2005	31.12.2004
Balances with Central Banks	799,282	728,806
Sale and repurchase agreements (Reverse Repos)	2,148,476	4,354,406
Short-term placements with other banks	2,136,197	308,810
Total	5,083,955	5,392,022

13. Due from banks

	31.12.2005	31.12.2004
Placements with other banks	2,827,305	1,038,083
Sale and repurchase agreements (Reverse Repos)	2,148,476	4,354,406
Loans to financial institutions	697,612	323,759
Total	5,673,393	5,716,248

14. Securities held for trading

	31.12.2005	31.12.2004
Government bonds	87,606	101,576
Other debt securities		
- Listed	65,981	52,412
- Non-listed	-	2,937
Total	153,587	156,925

15. Derivatives

	31 December 2005		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held –for- trading			
a. Foreign exchange derivatives			
Currency forwards	560,420	2,430	3,218
Currency swaps	932,453	5,191	4,980
Cross currency swaps	619,050	58,032	53,996
Currency options	296,363	1,910	1,946
Currency options embedded in retail products	24,191	57	-
Total non-listed	2,432,477	67,620	64,140
b. Interest rate derivatives			
Interest rate swaps	3,445,229	67,059	45,059
Interest rate options	27,801	149	166
Total non listed	3,473,030	67,208	45,225
Futures	153,477	35	161
Total listed	153,477	35	161
c. Index derivatives			
Options embedded in retail products	34,036	178	-
Total non-listed	34,036	178	-
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	217,786	-	14,931
Total non-listed	217,786	-	14,931
b. Interest rate derivatives			
Interest rate swaps	1,257,708	4,073	16,175
Total non-listed	1,257,708	4,073	16,175
Grand Total	7,568,514	139,114	140,632

	31 December 2004		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,371,007	9,906	17,827
Currency swaps	1,792,663	24,804	66,883
Cross currency swaps	613,085	100,605	101,121
Currency options	979,369	5,133	5,606
Currency options embedded in retail products	17,277	34	22
Total non-listed	4,773,401	140,482	191,459
b. Interest rate derivatives			
Interest rate swaps	2,020,394	30,143	35,922
Interest rate options	26,886	38	38
Total non listed	2,047,280	30,181	35,960
Futures	74,416	-	42
Total listed	74,416	-	42
c. Index derivatives			
Options embedded in retail products	341	-	64
Total non-listed	341	-	64
Futures	1,953	-	1
Total listed	1,953	-	1

Derivatives for hedging

a. Interest rate derivatives			
Interest rate swaps	221,754	1,481	1,463
Total non-listed	221,754	1,481	1,463
Grand Total	7,119,145	172,144	228,989

16. Loans and advances to customers

	31.12.2005	31.12.2004
Individuals:		
Mortgages	6,616,104	4,754,846
Consumer	1,736,453	1,192,729
Credit cards	863,798	779,385
Other	161,195	174,346
	9,377,550	6,901,306
Companies:		
Overdrafts	5,880,543	5,312,610
Term loans	9,559,779	8,281,950
Other receivables	206,244	26,750
	15,646,566	13,621,310
	25,024,116	20,522,616
Provision for impairment losses (allowance accounts)	(822,977)	(621,120)
Total	24,201,139	19,901,496

Provision for impairment losses (allowance accounts)

Balance 1.1.2004	439,700
Exchange differences	35
Provision for loan impairment (note 9)	191,676
Loans written-off during the period	(10,291)
Balance 31.12.2004	621,120
Exchange differences	(186)
Provision for loan impairment (note 9)	234,582
Provision from merger with Delta Singular A.E.	7,566
Loans written-off during the period	(40,105)
Balance 31.12.2005	822,977

17. Investment securities

Available for sale

	31.12.2005	31.12.2004
Government bonds	6,250,254	791,364
Other debt securities:		
- Listed	1,193,535	1,325,839
- Non-listed	9,021	10,959
Shares:		
- Listed	68,656	54,135
- Non-listed	4,128	7,425
Other variable yield securities	35,897	28,128
Total	7,561,491	2,217,850

18. Investments in subsidiaries and associates

	1.1-31.12.2005	1.1-31.12.2004
Subsidiaries		
Beginning balance[(1)]	1,221,616	1,130,831
Additions	258,622	90,807
Disposals[(5)]	(6,749)	(22)
Impairment [(4)]	(340)	-
Transfer to non-current assets held for sale [(6)]	(1,755)	-
Ending balance	1,471,394	1,221,616
Associates		
Beginning balance [(2)]	110,082	109,878
Additions	977	204
Disposals [(3)]	(100,336)	-
Impairment [(4)]	(260)	-
Ending balance	10,463	110,082
Joint Ventures		
Beginning balance	50	-
Additions	72	50
Disposals	-	-
Impairment	-	-
Ending balance	122	50
Total	1,481,979	1,331,748

Additions of investments represent shares purchases, participation in share capital increases and cancellations of shares due to mergers.

Disposals of investments represent sales of shares, repayment of capital and liquidation of companies.

(1) As at 31.12.2003 the carrying amount of certain subsidiaries was written down by € 23,542 to recognize an impairment, as the recoverable amount was determined to be less than the carrying amount.

(2) As at 31.12.2003 the carrying amount of certain associates was written down by € 121 to recognize an impairment, as the recoverable amount was determined to be less than the carrying amount.

(3) An amount of € 100,130 relates to Delta Singular A.E. which was merged with the Bank on 8 April 2005. An amount of € 147 relates to company Infosport and an amount of € 59 relates to Greek Company of Commercial Hedging, these companies were liquidated as at 31.12.2005.

(4) During the fiscal year 2005 the carrying amount of the Bank's investment was written down:

   i. in company Alpha Insurance Romania S.A. by an amount of € 340 as the recoverable amount was determined to be less than the above carrying amount.

   ii. in Gaiognomon A.E. by an amount € 260 as the recoverable amount was determined to be less than the above carrying amount. According to company's General Assembly decision from 1 July 2005 started the liquidation procedures.

(5) The amount of € 6,749 relates to capital return from Messana Holdings S.A.

(6) The amount of € 1,755 relates to Bank's carrying amount of investment to Alpha Insurance Romania S.A. (note 24).

Subsidiaries

Name	Country of incorporation	Assets	Equity	Liabilities	Turnover 1.1-31.12.2005	Profit/(loss) before tax 1.1-31.12.2005	Ownership interest % 31.12.2005
31.12.2005							
BANKS							
1. Alpha Bank London Ltd	United Kingdom	554,164	90,680	463,484	27,104	5,118	100.00
2. Alpha Bank Ltd	Cyprus	2,475,490	213,112	2,262,378	140,303	23,407	100.00
3. Alpha Bank Romania S.A.	Romania	1,330,008	176,023	1,153,985	95,665	30,490	99.44
4. Alpha Bank AD Skopje	Fyrom	66,065	23,121	42,944	5,148	2,025	100.00
5. Jubanka a.d. Beograd	Serbia-Montenegro	285,787	97,928	187,859	38,447	11,512	99.99
LEASING/ FACTORING COMPANIES							
1. Alpha Leasing A.E.	Greece	774,908	277,188	497,220	42,067	17,361	99.21
2. Alpha Leasing Romania S.A.	Romania	62,780	9,139	53,641	9,415	2,332	62.94
3. ABC Factors A.E.	Greece	381,991	54,266	327,725	27,278	9,948	100.00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.P.E.Y.	Greece	130,345	46,136	84,209	33,645	11,234	99.62
2. Alpha Finance US Corporation	U.S.A.	5,736	1,225	4,511	2,574	26	100.00
3. Alpha Finance Romania S.A.	Romania	3,356	2,065	1,291	1,810	610	45.68
4. Alpha Ventures	Greece	10,171	9,918	253	592	(158)	100.00
5. Alpha Equity Fund A.E.	Greece	15,831	15,813	18	433	356	99.00
ASSET MANAGEMENT							
1. Alpha Mutual Fund Management A.E.	Greece	39,889	28,849	11,040	49,052	-	80.00
2. Alpha Asset Management A.E.P.E.Y.	Greece	16,592	12,278	4,314	13,009	10,579	99.00
3. Alpha Private Investment Services A.E.P.E.Y.	Greece	8,109	6,875	1,234	8,056	1,310	99.00
INSURANCE							
1. Alpha Insurance A.E.	Greece	400,246	73,176	327,070	43,935	15,599	99.56
3. Alpha Insurance Agents A.E.	Greece	6,692	4,796	1,896	5,990	5,963	100.00
OTHER COMPANIES							
1. Alpha Astika Akinitia A.E.	Greece	113,073	106,271	6,802	22,228	14,593	61.21
2. Alpha Group Jersey Ltd	Jersey	932,661	176	932,485	58,181	117	100.00
3. Ionian Hotel Enterprises A.E.	Greece	247,805	102,146	145,659	43,142	532	90.28
4. Ionian Holding A.E.	Greece	348,560	348,433	127	6,422	6,322	100.00
5. Oceanos A.T.O.E.E.	Greece	22,143	17,587	4,556	1,386	742	100.00
6. Alpha Credit Group Plc	United Kingdom	10,717,839	15,790	10,702,049	266,475	12,121	100.00
7. Messana Holdings S.A.	Luxembourg	181	87	94	63	(12)	99.00
8. Kafe Mazi A.E.	Greece	146	91	55	192	3	100.00
9. Evremethea A.E.	Greece	1,730	86	1,644	1,291	(655)	100.00
10. Singular Hospitality Solutions	Greece	-	-	-	-	-	80.00
11. Dataforms A.B.E.E.	Greece	-	-	-	-	-	58.75

Associates

	31.12.2005				
	Name	Country of incorporation	Equity	Profit/(loss) before tax 1.1-31.12.2005	Ownership interest % 31.12.2005
1.	A.L.C. Novelle Investments Ltd	Cyprus	16,284	(583)	33.33
2.	Icap A.E.	Greece	17,717	2,104	26.96
3.	Evisak A.E.	Greece	2,609	505	27.00
4.	Gaiognomon A.E.	Greece	1,224	(355)	20.00
5.	AEDEP Thessalias and Stereas Ellados	Greece	147	-	50.00
6.	Geosynthesis A.E.	Greece	100	(37)	20.00
7.	Lesvos Tourist Company A.E.	Greece	2,630	98	24.99

Joint Ventures

	31.12.2005				
	Name	Country of incorporation	Equity	Profit/(loss) before tax 1.1-31.12.2005	Ownership interest % 31.12.2005
1.	Cardlink A.E.	Greece	174	542	50.00
2.	APE Fixed Assets A.E.	Greece	30	(6)	60.10
3.	APE Commercial Property A.E.	Greece	30	(6)	60.10

Where amounts are not mentioned the respective balances are immaterial.

19. Investment property

	Land and buildings
Balance 1.1.2004	
Cost	49,297
Accumulated Depreciation	(5,589)
Net Book Value 1.1.2004	43,708
1.1.2004-31.12.2004	
Net Book Value 1.1.2004	43,708
Additions	223
Depreciation charge for the period	(384)
Net Book Value 31.12.2004	43,547
Balance 31.12.2004	
Cost	49,520
Accumulated Depreciation	(5,973)
1.1.2005-31.12.2005	
Net Book Value 1.1.2005	43,547
Additions	143
Additions from merger with Delta Singular A.E.	36,546
Accumulated depreciation from merger with Delta Singular A.E.	(2,940)
Disposals	-
a) Cost	-
b) Accumulated depreciation	-
Reclassification to non-current assets held for sale	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Depreciation charge for the period	(588)
Net book value 31.12.2005	43,245
Balance 31.12.2005	
Cost	49,618
Accumulated Depreciation	(6,373)

20. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2004				
Cost	636,737	8,406	212,230	857,373
Accumulated depreciation	(134,984)	(8,084)	(177,861)	(320,929)
Net Book Value 1.1.2004	501,753	322	34,369	536,444
1.1.2004-31.12.2004				
Net book Value 1.1.2004	501,753	322	34,369	536,444
Additions	14,123	-	13,601	27,724
Disposals	(8,728)	-	(1,203)	(9,931)
a) Cost	(11,969)	-	(4,389)	(16,358)
b) Accumulated depreciation	3,241	-	3,186	6,427
Depreciation charge for the period	(11,996)	(208)	(14,185)	(26,389)
Net Book Value 31.12.2004	495,152	114	32,582	527,848
Balance 31.12.2004				
Cost	638,891	8,406	221,442	868,739
Accumulated Depreciation	(143,739)	(8,292)	(188,860)	(340,891)
1.1.2005-31.12.2005				
Net Book Value 1.1.2005	495,152	114	32,582	527,848
Additions	8,691	-	18,742	27,433
Additions from merger with Delta Singular A.E.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.	-	(270)	(1,902)	(2,172)
Foreign exchange differences	(120)	-	(11)	(131)
a) Cost	(115)	-	(14)	(129)
b) Accumulated depreciation	(5)	-	3	(2)
Disposals	(503)	-	(871)	(1,374)
a) Cost	(1,337)	-	(3,886)	(5,223)
b) Accumulated depreciation	834	-	3,015	3,849
Reclassification from non-current assets held for sale	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	(225)	-	-	(225)
Transfer to other category	(5)	0	5	0
a) Cost	(319)	(7,996)	8,315	0
b) Accumulated depreciation	314	7,996	(8,310)	0
Depreciation charge for the period	(12,093)	(324)	(14,272)	(26,689)
Net book value 31.12.2005	492,825	320	36,366	529,511
Balance 31.12.2005				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)

21. Goodwill and other intangible assets

Only software is included in this category.

Balance 1.1.2004	
Cost	71,872
Accumulated amortization	(51,742)
Net Book Value 1.1.2004	20,130
1.1.2004-31.12.2004	
Net book Value 1.1.2004	20,130
Additions	12,634

Disposals	-
a) Cost	(552)
b) Accumulated amortization	552
Amortization charge for the period	(9,655)
Net Book Value 31.12.2004	23,109
Balance 31.12.2004	
Cost	83,954
Accumulated amortization	(60,845)
1.1.2005-31.12.2005	
Net Book Value 1.1.2005	23,109
Additions	19,568
Additions from merger with Delta Singular A.E.	620
Accumulated depreciation from merger with Delta Singular A.E.	(381)
Amortization charge for the period	(9,900)
Net Book Value 31.12.2005	33,016
Balance 31.12.2005	
Cost	104,142
Accumulated amortization	(71,126)

22. Deferred tax assets and liabilities

	1.1.2004-31.12.2004			
Deferred Tax Assets	Balance 1.1.2004	Recognition in Income Statement	Equity	Balance 31.12.2004
Derivative financial assets	2,284	(1,855)		429
Loans and advances to customers	3,253	3,594		6,847
Goodwill and other intangible assets	20,305	4,304		24,609
Property, plant and equipment	262	(224)		38
Non-current assets held for sale	10,783	(1,265)	3,313	12,831
Employee defined benefit obligations	131,510	(3,925)		127,585
Total	168,397	629	3,313	172,339
Deferred Tax Liabilities				
Derivative financial liabilities	42	(42)		-
Loans and advances to customers	265	(247)		18
Property, plant and equipment		1,028		1,028
Debt securities in issue and other borrowed funds		477		477
Other temporary differences	118	116	(2)	232
Total	425	1,332	(2)	1,755
Balance	167,972	(703)	3,315	170,584

	1.1.2005-31.12.2005			
Deferred Tax Assets	Balance 1.1.2005	Merger with Delta Singular A.E.Π.	Recognition in Income Statement	Balance 31.12.2005
Derivative financial assets	429		5,412	5,841
Loans and advances to customers	6,847	1,640	(733)	7,754
Goodwill and other intangible assets	24,609	387		24,996
Property, plant and equipment	38		(10)	28
Non-current assets held for sale	12,831			12,831
Employee defined benefit obligations	127,585		(1,099)	126,486
Total	172,339	2,027	3,570	177,936
Deferred Tax Liabilities				
Derivative financial liabilities			463	463
Loans and advances to customes	18		1,034	1,052
Goodwill and other intangible assets			9,265	9,265
Property, plant and equipment	1,028	21	1,062	2,111
Debt securities in issue and other borrowed funds	477		4,508	4,985
Other temporary differences	232		1,409	1,641
Total	1,755	21	17,741	19,517
Balance	170,584	2,006	(14,171)	158,419

23. Other assets

	31.12.2005	31.12.2004
Prepaid expenses	3,762	6,270
Accrued income	2,930	2,130
Tax advances and withholding taxes	88,507	69,429
Employee advances	8,027	7,712
Foreclosed property[1]	-	32,619
Other	40,188	38,892
Total	143,414	157,052

(1) Reclassified to non-current assets held for sale from 1.1.2005 (note 24).

24. Non-current assets held for sale

a) Property, plant and equipment

	Land and building	Office equipment	Total
Balance 1.1.2005			
Cost	32,002	617	32,619
1.1.2005-31.12.2005			
Cost 1.1.2005	32,002	617	32,619
Additions	9,006	20	9,026
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Disposals	(6,034)	(52)	(6,086)
Reclassification to property, plant and equipment	(1,703)	-	(1,703)
Reclassification from investment property	33,463	-	33,463
Balance 31.12.2005	87,909	585	88,494

b) Investments

On 11 October 2005 the Bank signed a final agreement for the transfer to National Insurance of its participation to Alpha Insurance Romania S.A. The sale price was agreed to € 1,755 thousand and the same amount was transferred to "Non-current assets held for sale". The transaction was completed on 16 February 2006.

Liabilities

25. Due to Banks

	31.12.2005	31.12.2004
Current accounts	55,718	43,703
Term deposits	1,711,658	772,826
Sale and repurchase agreements (Repos)	6,832,990	994,443
Total	8,600,366	1,810,972

26. Due to customers

	31.12.2005	31.12.2004
Current accounts	5,481,435	5,080,534
Saving accounts	9,652,069	9,062,155
Term deposits		
- Synthetic swaps	357,627	1,109,286
- Other	2,887,928	1,668,180
Sale and repurchase agreements (Repos)	738,018	1,902,783
	19,117,077	18,822,938
Cheques payable	184,569	125,114
Total	19,301,646	18,948,052

27. Debt securities in issue and other borrowed funds

The Bank to effectively fund its activities has significantly broaden its funding sources and so as to ensure:

ii) cheaper funding
iii) long-term funding
iv) strengthening of the capital adequacy ratio

As a result the Bank has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.
Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

iii) Hybrid securities with or without interest step-up clause.
These securities are referred to as hybrid securities because they combine characteristics of debt and equity. They are perpetual securities and are offered for long-term borrowing. They can be redeemed after the expiration of 10 years.

Senior debt

	31.12.2005	31.12.2004
Euro due 2005	-	3,222,401
Euro due 2006	2,519,937	1,503,017
Euro due 2007 with 1st call option in 2005	-	10,107
Euro due 2007 with 1st call option in 2006	7,126	-
Euro due 2007	901,444	900,868
HKD 100 million due 2007	11,027	9,437
Euro due 2008	507,260	-
Euro due 2008 with 1st call option in 2005	-	10,875
US $ due 2008 with 1st call option in 2006	8,052	-
Euro due 2009	710,405	710,202
Euro due 2009 with 1st call option in 2004	-	41,379
Euro due 2009 with 1st call option in 2005	-	10,132
CZK 1,500 million due 2009	51,511	48,971
US $ 11 million due 2009 with 1st call option in 2006	8,960	8,042
US $ 5 million due 2009 with 1st call option in 2006	4,027	3,652
HKD 50 million due 2009	5,497	-
Euro due 2010	924,947	-
Euro due 2010 with 1st call option in 2006	56,600	-
Euro due 2010 with 1st call option in 2007	2,502,060	-
US $ 7 million due 2010 with 1st call option in 2006	5,366	-
US $ 10 million due 2010 with 1st call option in 2007	42,521	-
Euro due 2011 with 1st call option in 2005	-	60,639
Euro due 2011 with 1st call option in 2006	22,843	-
Euro due 2011	15,439	15,514
Euro due 2012	316,104	-
Euro due 2012 with 1st call option in 2006	9,353	-
Euro due 2013	19,341	-
Euro due 2015	12,360	-
Total	8,662,180	6,555,236

The majority of senior debts securities bears a floated EURIBOR rate, with a margin between -10 and +35 basis points, which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2010 with 1st call option in 2005	-	100,229
Euro due 2012 with 1st call option in 2007	325,817	325,757
Euro due 2013 with 1st call option in 2008	351,570	351,492
Euro due 2014 with 1st call option in 2009	201,115	201,082
JPY 30 billion with 1st call option in 2015	203,706	-
Total	1,082,208	978,560

Subordinated debt securities rate due in 2012 carry interest at three-month EURIBOR plus 90 basis points spread, until they are redeemed, if they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities rate, due in 2013, carry interest at three-month EURIBOR plus a margin between 65 and 90 basis points, until they are redeemed, if they are not redeemed the spread increases to 195 up to 200 basis points.

Subordinated debt securities rate, due in 2014, carry interest at three-month EURIBOR plus 60 basis points spread, until they are redeemed, if they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first option to redeem in 2015, carrying a fixed rate of 2.94%.

Hybrid securities

	31.12.2005	31.12.2004
Euro perpetual with 1st call option in 2012	301,224	301,113
Euro perpetual with 1st call option in 2015	620,149	-
Total	921,373	301,113
Grand total	10,665,761	7,834,909

The interest rate of the hybrid security, with a first redemption option in 2012 is three-month EURIBOR plus 265 basis points until the redemption date, which increases to 397.5 basis points in the event that the security is not redeemed. The interest rate on the hybrid security, with the first redemption option in 2015 carry interest at a fixed rate of 6% for the first five years and thereafter it is determined annually as four times the difference between the 10 CMS and 2 years CMS with a floor of 3.25% and a cap of 10%.

28. Liabilities for current income tax and other taxes

	31.12.2005	31.12.2004
Current income tax payable	75,366	115,132
Other taxes	12,333	12,235
Total	87,699	127,367

29. Employee defined benefit obligations

The total amounts recognized in the financial statements for the defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2005	Income statement 1.1.-31.12.2005 (Note 7)	Balance sheet 31.12.2004	Income statement 1.1.-31.12.2004 (Note 7)
TAP	518,749	43,693	522,352	39,411
TAPILT	(4,952)	471	(5,423)	1,835
Total	513,797	44,164	516,929	41,246

Analysis of the balance sheet and income statement amounts per pension fund is presented below.

a) Supplementary Pension Fund of the former Alpha Credit Bank (TAP).

The supplementary pension fund is also responsible for the main pension and benefits of retired employees of former Alpha Credit Bank.

The Fund received extra contributions from the Bank as its plan assets were not sufficient to meet employee benefits, which were determined by an actuarial study. It is noted that the negotiations to finding a solution of the pension fund problem for Banking Employees Union may change the amount of TAP liability.

Balance Sheet - Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	717,448	698,796
Fair value of plan assets	(149,392)	(131,438)
	568,056	567,358
Unrecognized actuarial losses	(49,307)	(45,006)
Liability in balance sheet	518,749	522,352

The liability arises as follows:

Balance 1.1.2004	499,851
Accrued expense recognized	39,411
Contributions paid	(16,910)
Balance 31.12.2004	522,352
Balance 1.1.2005	522,352
Accrued expense recognized	43,693
Contributions paid	(47,296)
Balance 31.12.2005	518,749

Income Statement

	From 1 January to 31.12.2005	31.12.2004
Current service cost	13,100	12,510
Interest cost	37,425	34,607
Expected return on plan assets	(6,832)	(7,706)
Total (included in staff costs)	43,693	39,411

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5.5%	5.5%
Expected return on plan assets	5.5%	5.5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

b) Ionian and Popular Bank Insurance Fund (TAPILT)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the benefits of retired employees of former Ionian Bank.

The Bank has guaranteed all benefits to be paid by the Fund until the retirement of the last employee in accordance with the conditions set out in the Fund's charter.

Balance Sheet - Liabilities

	31.12.2005	31.12.2004
Present value of defined benefit obligations	59,743	56,618
Fair value of plan assets	(58,068)	(55,641)
	1,675	977
Unrecognized actuarial losses	(6,627)	(6,400)
Liability in balance sheet	(4,952)	(5,423)

The liability arises as follows:

Balance 1.1.2004	32,505
Accrued expense recognized	1,835
Contributions paid	(39,763)
Balance 31.12.2004	(5,423)
Balance 1.1.2005	(5,423)
Accrued expense recognized	471
Contributions paid	-
Balance 31.12.2005	(4,952)

Income Statement

	From 1 January to 31.12.2005	31.12.2004
Current service cost	430	116
Interest cost	2,641	2,496
Expected return on plan assets	(2,654)	(777)
Actuarial losses recognized during the period	54	-
Total (included in staff costs)	471	1,835

The principal actuarial assumptions used are the following:

	31.12.2005	31.12.2004
Discount rate	5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

30. Other liabilities

	31.12.2005	31.12.2004
Creditors	74,408	96,179
Deferred income	50,554	62,582
Accrued expenses	24,498	17,785
Withholdings in favour of third parties	179,412	141,343
Liabilities from credit cards	210,984	213,456
Other	26,907	27,997
Total	566,763	559,342

31. Provisions

Balance 1 January 2004	15,917
Provisions charged to income statement	1,268
Provisions used during the period	(14,848)
Balance 31 December 2004	2,337
Provisions charged to income statement	426
Provisions used during the period	(1,135)
Balance 31 December 2005	1,628

The provision charged for the period is included in "Other Expenses" in income statement.

Equity

32. Share capital

	Number of shares	Paid-in capital
Opening Balance (1 January 2004)	195,835,935	953,721
Capitalization of fixed assets revaluation surplus	39,167,187	319,996
Share options exercise	102,445	555
Balance 31 December 2004	235,105,567	1,274,272
Acquisition of 61.24% of Delta Singular A.E.	7,564,106	23.449
Capitalization of reserve to round the nominal value of the share to € 5.35	-	562
Capitalization of reserve and change of nominal value of share to € 5	48,533,935	157,735
Balance 31 December 2005	291,203,608	1,456,018

The total number of ordinary shares as at 31 December 2005 was 291,203,608 (31.12.2004: 235,105,567) with a nominal value € 5.00 per share (31.12.2004: € 5.42 per share).

Each share has the right of one vote at the shareholders' meetings.

As at 31.12.2005 the Bank held 8,398,426 treasury shares. Additional information is set out in note 36.

More details relating to share option plan to the Bank's executives is set out in note 42.

33. Share premium

Opening Balance (1 January 2004)	244,914
Ex-Ionian Bank goodwill net-off	(244,914)
Balance 31 December 2004	-
Merger with Delta Singular A.E.	125,685
Balance 31 December 2005	125,685

34. Reserves

Balances of reserves are as follows:

	31.12.2005	31.12.2004
Statutory reserve	245,000	245,000
Investment securities reserve	(27,685)	18,972
Special reserve (from share option valuation)	3,108	863
Total	220,423	264,835

According to the Bank's articles of incorporation (article 25), the Bank is required to transfer 10% of its annual net profit to a reserve, until such reserve equals to 50% of the share capital. This reserve can only be used to off-set an accumulated deficit.

35. Retained earnings

Included in retained earnings are gains arising on the sale of listed shares and other non-taxable income which the Bank has retained. These reserves will not be distributed in the near future therefore no deferred tax has been calculated in accordance with IAS 12.

The General Shareholders meeting held on 19 April 2005, approved the distribution of a dividend for 2004 of € 0.72 per share. As at 31.12.2005, the total amount of € 174,064 has been deducted from retained earnings.

According to the Greek Corporate Law the Companies are obliged to distribute dividends. A minimum amount equal to 6% of the paid up share capital or 35% of the annual profits whichever is greater must be distributed as dividends after the deduction of the statutory reserve according to paragraph 2 of article 45 of codified Law 2190/1920. Under the approval of Shareholders' General Assembly the above can be declined. Dividends are distributed from Company's after tax profits therefore are not subject to further taxation in the hands of the shareholder.

For the fiscal year ended 31 December 2005 Bank's Board of Directors will propose to the General Shareholders meeting the distribution of total dividend of € 237,556 that is € 0.84 per share.

36. Treasury shares

In 2004 the Bank purchased 913,860 treasury shares, in accordance with a decision of the shareholders in general meeting, in order to support the market price of the share. The total cost of acquiring the treasury shares amounts to € 18,638.

During the period from 1 January up to 31 December 2005, 182,772 treasury shares were acquired, from the free distribution to shareholders at a ratio of 2 new shares for 10. The Bank in accordance with the decision of the shareholders in general meeting of 19 April 2005, purchased 7,301,794 treasury shares of an amount of € 169,490. The total number of treasury shares held by the Bank as of 31 December 2005 is 8,398,426 and the total cost of € 188,128 is classified as a reduction to shareholders' equity.

Additional Information

37. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal actions. No provision has been recorded because after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.12.2005	31.12.2004
Less than one year	20,675	20,006
Between one and five years	60,747	62,246
More than five years	34,941	40,724
Total	116,363	122,976

The lease expense for the fiscal year 2005 relating to buildings amounts to € 21,357 (2004: € 20,341) and are included in the General administrative expenses.

The Bank as a lessor

The Bank claims regarding owned buildings rental either to group companies or third parties companies.

The minimum future revenues are:

	31.12.2005	31.12.2004
Less than one year	2,718	2,884
Between one and five years	9,356	9,040
More than five years	5,202	5,090
Total	17,276	17,014

The lease revenue for the fiscal year 2005 amounts to € 2,760 (2004: € 2,408), which are included in Other income.

d) Off balance sheet liabilities

	31.12.2005	31.12.2004
Letters of guarantee	3,627,622	3,581,328
Letters of credit	212,879	70,312
Credit commitments	11,794,929	10,221,199
Guarantees issued for bonds by subsidiaries	10,640,897	7,819,123
Total	26,276,327	21,691,962

e) Assets pledged

	31.12.2005	31.12.2004
Securities linked to Reverse Repos	420,000	5,000
Trading securities	-	80,000
Investment securities	165,000	100,000
Total	585,000	185,000

From the reverse repos portfolio € 20,000 are pledged for capital withdrawal. The remaining € 400,000 together with € 100,000 of investment securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET). The rest € 5,000 of investment securities portfolio are pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The other € 60,000 aré pledged for capital withdrawal.

38. Segment reporting

a. *Analysis by sector*

(Millions of Euro)

	31.12.2005						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	982.2	711.0	216.2	2.0	39.7	13.3	-
Commission	248.6	119.2	84.3	33.0	9.5	2.6	-
Other income	83.3	10.0	2.2	2.6	(3.5)	1.8	70.2
Total income	1,314.1	840.2	302.7	37.6	45.7	17.7	70.2
Expenses	(615.2)	(451.2)	(85.0)	(21.1)	(14.0)	(9.4)	(34.5)
Impairment	(231.5)	(139.1)	(92.4)	-	-	-	-
Profit before tax	467.4	249.9	125.3	16.5	31.7	8.3	35.7
Total assets	41,849.2	13,881.9	12,220.0	87.9	13,544.6	322,3	1,792.5
Total liabilities	39,897.8	22,454.8	1,855.2	478.0	12,673.2	276.9	2,159.7
Capital expenditure (Notes 19,20,21)	47.1	36.6	6.9	1.7	1.1	0.8	-
Depreciation and Amortization	37.2	28.9	5.7	0.6	0.4	1.6	-

	31.12.2004						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	885.1	614.6	213.7	1.3	44.3	11.2	-
Commission	246.6	122.0	92.5	20.0	10.1	2.4	(0.4)
Other income	122.1	16.2	3.7	2.0	55.4	1.2	43.6
Total income	1,253.8	752.8	309.9	23.3	109.8	14.8	43.2
Expenses	(642.2)	(391.8)	(73.5)	(16.9)	(10.3)	(9.3)	(140.4)
Impairment	(189.8)	(94.3)	(95.5)	-	-	-	-
Profit before tax	421.8	266.7	140.9	6.4	99.5	5.5	(97.2)
Total assets	31,842.7	11,182.1	10,546.6	41.9	8,277.9	208.0	1,586.2
Total liabilities	30,030.7	22,806.6	1,066.6	425.4	3,513.0	214.3	2,004.8
Capital expenditure (Notes 19,20,21)	40.6	31.8	5.9	1.4	0.8	0.7	-
Depreciation and Amortization	36.4	28.6	5.3	0.9	0.5	1.1	-

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, free lancers, small and very small companies.

The Bank offers through its extension branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees), debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with international activities, shipping corporations and corporations managed by the Corporate Banking Division (Corporate).

The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset management/ Insurance

Consists of a wide range of asset management services through the Bank's private banking units.

In addition a wide range of insurance products are also offered to individuals and corporations.

iv. Investment Banking/ Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. This segment also includes the interbank Dealing Room (FX Swaps, Bonds, Futures, IRS, Interbank placements – Borrowings etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Other

This segment consists of the administration of the Bank.

b. *Analysis by geographical sector*

(Millions of Euro)

	31.12.2005		
	Bank	Greece	Other countries
Net interest income	982.2	967.9	14.3
Commission	248.6	239.8	8.8
Other income	83.3	81.5	1.8
Total Income	1,314.1	1,289.2	24.9
Expenses	(615.2)	(603.7)	(11.5)
Impairment	(231.5)	(231.5)	-
Profit before tax	467.4	454.0	13.4
Assets	41,849.2	40,236.1	1,613.1

	31.12.2004		
	Bank	Greece	Other countries
Net interest income	885.1	873.1	12.0
Commission	246.6	239.8	6.8
Other income	122.1	120.7	1.4
Total Income	1,253.8	1,233.6	20.2
Expenses	(642.2)	(626.9)	(15.3)
Impairment	(189.8)	(189.8)	-
Profit before tax	421.8	416.9	4.9
Assets	31,842.7	30,650.7	1,192.0

39. Financial risk management

39.1 Market risk

Market risk is the risk of losses arising from unfavourable developments in interest rates, exchange rates, equity prices and commodities. Losses may also occur from trading portfolio and the management of assets and liabilities.

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

For the year 2005 it applied a 99% confidence level and a two year observation period.

During 2005 the average Value at Risk for the Bank's trading portfolio for a ten day holding period was € 18.2 million. The maximum and minimum values were € 51.7 million (18.11.2005) and € 3 million (23.6.2005) respectively.

For 31 December 2004 the respective items are as follows:
- Average Value at Risk for 10 days, € 17.9 million.
- Maximum and minimum values € 54.9 million (3.2.2004) and € 3 million (7.12.2004).
- Value at Risk for 10 days in total for the Bank including investments € 13.1 million.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk for spot and forward positions.
- Interest rate risk for positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk for position in shares, index futures and options.
- Credit risk for interbank transactions, corporate bonds and Government bonds of emerging markets.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

Analysis of Assets and Liabilities

Market risk may also arise, apart from the trading portfolio, from the analysis of assets and liabilities loan portfolio and deposits.

The Bank takes on exposures to effects of fluctuations in foreign currency exchange rates. The management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position.

Foreign Exchange Position as at 31.12.2005

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	8,136	783	115	27	16,806	1,595,305	1,621,172
Due from banks	701,797	36,312	278,747	16,802	16,378	4,623,357	5,673,393
Securities held for trading	2	-	-	-	-	153,585	153,587
Derivative financial assets	-	-	-	-	-	139,114	139,114
Loans and advances to customers	1,301,588	52,454	113,203	46,671	31,215	22,656,008	24,201,139
Investment Securities -Available for sale	380,188	-	-	-	58,313	7,122,990	7,561,491
Investments in subsidiaries and associates	34,247	61,436	-	-	178,272	1,208,024	1,481,979
Investment property	-	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	11,741	517,770	529,511
Goodwill and other intangible assets	-	-	-	-	447	32,569	33,016
Deferred tax assets	-	-	-	-	-	177,936	177,936
Other assets	4,977	1,829	57	2,347	654	133,550	143,414
Non current assets held for sale	780	-	-	-	-	89,469	90,249
Total Assets	2,431,715	152,814	392,122	65,847	313,826	38,492,922	41,849,246
Liabilities							
Due to banks and customers	2,346,927	248,095	14,232	368,406	241,683	24,682,669	27,902,012
Derivative financial liabilities	-	-	-	-	-	140,632	140,632
Debt securities in issue and other borrowed funds	68,926	-	-	203,706	68,035	10,325,094	10,665,761
Liabilities for current income tax and other taxes	(16)	18	-	-	23	87,674	87,699
Deferred tax liabilities	-	-	-	-	-	19,517	19,517
Employee defined benefit obligations	-	-	-	-	-	513,797	513,797
Other liabilities	6,150	479	214	724	209	558,987	566,763
Provisions	-	-	-	-	-	1,628	1,628
Total Liabilities	2,421,987	248,592	14,446	572,836	309,950	36,329,998	39,897,809
Net on-balance sheet position	9,728	(95,778)	377,676	(506,989)	3,876	2,162,924	1,951,437
Derivatives forward foreign exchange position	(9,747)	157,789	(375,862)	518,858	186,306	(473,633)	3,711
Total foreign exchange position	(19)	62,011	1,814	11,869	190,182	1,689,291	1,955,148
Credit commitments	1,230	-	-	-	14,546	11,779,153	11,794,929

Foreign Exchange Position as at 31.12.2004

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
Total assets	1,755,712	143,293	239,119	128,404	285,428	29,290,713	31,842,669
Total liabilities	1,861,621	199,491	19,051	1,116,031	270,312	26,564,146	30,030,652
Net on-balance sheet position	(105,909)	(56,198)	220,068	(987,627)	15,116	2,726,567	1,812,017
Derivatives forward foreign exchange position	117,514	118,159	(220,390)	987,044	183,327	(1,229,999)	(44,345)
Total foreign exchange position	11,605	61,961	(322)	(583)	198,443	1,496,568	1,767,672
Credit commitments	1,568	-	-	-	23,263	10,196,368	10,221,199

Furthermore, the assets and liabilities are analyzed with respect to interest rate risk (gap analysis) per currency. The assets and liabilities are categorized into time periods by either contractual repricing, in the case of variable interest rate instruments, or by maturity date, which is set out in the table below.

Interest Rate Risk (Gap Analysis) as at 31.12.2005

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
Assets								
Cash and balances with Central Banks	1,317,611	-	-	-	-	-	303,561	1,621,172
Due from Banks	4,836,426	644,131	146,451	46,385	-	-	-	5,673,393
Securities held for trading	65,241	2,387	10,596	28,044	45,804	1,515	-	153,587
Derivative financial assets	139,114	-	-	-	-	-	-	139,114
Loans and advances to customers	16,038,871	2,359,124	2,236,641	1,707,952	1,549,732	223,448	85,371	24,201,139
Investment Securities - Available-for-sale	691	182,922	1,512,962	580,468	4,984,523	211,319	88,606	7,561,491
Investments in subsidiaries and associates	-	-	-	-	-	-	1,481,979	1,481,979
Investment property	-	-	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	-	-	529,511	529,511
Goodwill and other intangible assets	-	-	-	-	-	-	33,016	33,016
Deferred tax assets	-	-	-	-	-	-	177,936	177,936
Other assets	-	-	-	-	-	-	143,414	143,414
Non-current assets held for sale	-	-	-	-	-	-	90,249	90,249
Total Assets	22,397,954	3,188,564	3,906,650	2,362,849	6,580,059	436,282	2,976,888	41,849,246
LIABILITIES								
Due to Banks	6,971,155	1,496,083	132,996	-	132	-	-	8,600,366
Derivatives financial liabilities	140,632	-	-	-	-	-	-	140,632
Due to customers	18,587,713	476,526	107,844	113,906	15,657	-	-	19,301,646
Debt securities in issue and other borrowed funds	5,864,043	4,676,693	107,280	17,745	-	-	-	10,665,761
Liabilities for current income tax and other taxes	-	-	-	-	-	-	87,699	87,699
Deferred tax liabilities	-	-	-	-	-	-	19,517	19,517
Employee defined benefit obligations	-	-	-	-	-	-	513,797	513,797
Other liabilities	-	-	-	-	-	-	566,763	566,763
Provisions							1,628	1,628
Total liabilities	31,563,543	6,649,302	348,120	131,651	15,789	-	1,189,404	39,897,809
Equity								
Share capital	-	-	-	-	-	-	1,456,018	1456,018
Share premium	-	-	-	-	-	-	125,685	125,685
Reserves	-	-	-	-	-	-	220,423	220,423
Retained earnings	-	-	-	-	-	-	337,439	337,439
Treasury shares	-	-	-	-	-	-	(188,128)	(188,128)
Total Equity	-	-	-	-	-	-	1,951,437	1,951,437
Total Liabilities and Equity	31,563,543	6,649,302	348,120	131,651	15,789	-	3,140,841	41,849,246
GAP	(9,165,589)	(3,460,738)	3,558,530	2,231,198	6,564,270	436,282	(163,953)	
CUMULATIVE GAP	(9,165,589)	(12,626,327)	(9,067,797)	(6,836,599)	(272,329)	163,953	-	

Interest Rate Risk (Gap Analysis) as at 31.12.2004

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,111,305	-	-	-	-	-	311,058	1,422,363
Due from banks	4,754,359	590,481	248,295	58,288	64,825	-	-	5,716,248
Securities held for trading	5,540	805	18,029	63,499	47,884	21,168	-	156,925
Derivative financial assets	172,144	-	-	-	-	-	-	172,144
Loans and advances to customers	12,675,116	2,124,217	2,016,642	1,113,339	1,648,611	253,253	70,318	19,901,496
Investment Securities - Available for sale	97,202	33,499	1,388,403	301,333	137,672	168,559	91,182	2,217,850
Investments in subsidiaries and associates	-	-	-	-	-	-	1,331,748	1,331,748
Investment property and property, plant and equipment	-	-	-	-	-	-	571,395	571,395
Goodwill and other intangible assets	-	-	-	-	-	-	23,109	23,109
Deferred tax assets	-	-	-	-	-	-	172,339	172,339
Other assets	-	-	-	-	-	-	157,052	157,052
Non-current assets held for sale	-	-	-	-	-	-	-	-
Total Assets	18,815,666	2,749,002	3,671,369	1,536,459	1,898,992	442,980	2,728,201	31,842,669
LIABILITIES								
Due to banks	1,160,527	393,837	256,608	-	-	-	-	1,810,972
Derivatives financial liabilities	228,989	-	-	-	-	-	-	228,989
Due to Customers	17,265,223	1,618,518	24,968	37,731	1,612	-	-	18,948,052
Debt securities in issue and other borrowed funds	5,054,624	2,712,137	68,148	-	-	-	-	7,834,909
Liabilities for current income tax and other taxes	-	-	-	-	-	-	686,709	686,709
Deferred tax liabilities	-	-	-	-	-	-	1,755	1,755
Employee defined benefit obligations	-	-	-	-	-	-	519,266	519,266
Liabilities related to non-current assets held for sale	-	-	-	-	-	-	-	-
Total liabilities	23,709,363	4,724,492	349,724	37,731	1,612	-	1,207,730	30,030,652
Equity								
Share capital	-	-	-	-	-	-	1,274,272	1,274,272
Share premium	-	-	-	-	-	-	-	-
Reserves	-	-	-	-	-	-	245,863	245,863
Reserves on available-for-sale securities	18,972	-	-	-	-	-	-	18,972
Retained earnings	-	-	-	-	-	-	291,548	291,548
Treasury shares	-	-	-	-	-	-	(18,638)	(18,638)
Total Equity	18,972	-	-	-	-	-	1,793,045	1,812,017
Total Liabilities and Equity	23,728,335	4,724,492	349,724	37,731	1,612	-	3,000,775	31,842,669
GAP	(4,912,669)	(1,975,490)	3,321,645	1,498,728	1,897,380	442,980	(272,574)	
CUMULATIVE GAP	(4,912,669)	(6,888,159)	(3,566,514)	(2,067,786)	(170,406)	272,574	-	

Effective interest rate

	EUR		USD		JPY		GBP	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004
ASSSETS								
Cash and balances with Central Banks	1.79%	1.85%	-	-	-	-	-	-
Due from banks	2.38%	2.16%	4.20%	2.26%	-	0.02%	4.60%	4.81%
Due from customers	5.52%	5.46%	4.35%	3.42%	2.28%	2.23%	5.40%	5.46%
Securities held for trading	2.57%	2.63%	-	-	-	-	-	-
Investment securities	3.02%	3.14%	6.65%	5.99%	-	-	-	-
LIABILITIES								
Due to banks	2.41%	2.06%	4.14%	2.23%	-	-	-	4.75%
Due to customers	0.81%	0.79%	2.30%	1.42%	0.01%	0.01%	3.74%	3.83%
Debt securities in issue and other borrowed funds	2.60%	2.42%	4.31%	-	-	-	-	-

The above currencies cover the 98% of Bank's assets and liabilities.

GAP Analysis allows an immediate calculation of changes in net interest income and the value of assets and liabilities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's base interest rates.

39.2 Credit risk

Credit risk is the risk that a counterparty (borrower) will be unable to pay amount in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date.

Moreover, significant changes in the economy, or state of a particular industry could result in risks that are different from those provided for at the balance sheet date. To manage these risks management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to their obligations using internal credit rating systems and methodologies.

As a result the credit limits are adjusted if considered necessary. In addition the above analysis takes into account the interest rate spread and collaterals held.

39.3 Liquidity risk

Liquidity risk relates to the Bank's ability to maintain sufficient funds to cover its obligations. To that end, a Liquidity Gap Analysis is performed.

Cash flows arising from all assets and liabilities are estimated and classified into relevant time periods, depending on when they occur. The Liquidity Gap Analysis is set to the table below:

Liquidity risk (liquidity gap analysis) 31.12.2005

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	More than 1 year	TOTAL
ASSETS						
Cash and balances with Central Banks	1,621,172	-	-	-	-	1,621,172
Due from Banks	4,152,786	219,704	98,885	305,394	896,624	5,673,393
Securities held for trading	145,908	-	-	-	7,679	153,587
Derivative financial assets	139,114	-	-	-	-	139,114
Loans and advances to customers	759,887	1,913,560	2,352,267	3,316,966	15,858,459	24,201,139
Investment Securities	7,177,982	-	-	-	383,509	7,561,491
Investments in subsidiaries and associates	-	-	-	-	1,481,979	1,481,979
Investment property	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	529,511	529,511
Goodwill and other intangible assets	-	-	-	-	33,016	33,016
Deferred tax assets	-	-	-	-	177,936	177,936
Other assets	16,955	-	107,945	-	18,514	143,414
Non-current assets held for sale	-	-	-	-	90,249	90,249
Total Assets	14,013,804	2,133,264	2,559,097	3,622,360	19,520,721	41,849,246
LIABILITIES						
Due to banks	6,990,880	1,425,446	132,900	-	51,140	8,600,366
Derivative financial liabilities	140,632	-	-	-	-	140,632
Due to customers	3,389,368	971,146	656,071	1,197,443	13,087,618	19,301,646
Debt securities in issue and other borrowed funds	10,289	543,956	1,005,758	1,010,112	8,095,646	10,665,761
Liabilities for current income tax and other taxes	87,699	-	-	-	-	87,699
Deferred tax liabilities	-	-	-	-	19,517	19,517
Employee defined benefit obligations	3,641	7,282	10,923	21,847	470,104	513,797
Other liabilities	416,571	79,043	17,802	-	53,347	566,763
Provisions	-	-	-	-	1,628	1,628
Total Liabilities	11,039,080	3,026,873	1,823,454	2,229,402	21,779,000	39,897,809
Equity						
Total equity	-	-	-	-	1,951,437	1,951,437
Total Liabilities and Equity	11,039,080	3,026,873	1,823,454	2,229,402	23,730,437	41,849,246
Liquidity gap	2,974,724	(893,609)	735,643	1,392,958	(4,209,716)	-

Liquidity risk (liquidity gap analysis) 31.12.2004

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	1,422,363	-	-	-	-	1,422,363
Due from Banks	4,730,663	383,067	98,900	5,621	497,997	5,716,248
Securities held for trading	149,078	-	-	-	7,847	156,925
Derivative financial assets	172,144	-	-	-	-	172,144
Loans and advances to customers	986,171	1,184,889	1,042,846	2,153,014	14,534,576	19,901,496
Investment Securities	2,102,364	-	-	-	115,486	2,217,850
Investments in subsidiaries and associates	-	-	-	-	1,331,748	1,331,748
Investment property	-	-	-	-	43,547	43,547
Property, plant and equipment	-	-	-	-	527,848	527,848
Goodwill and other intangible assets	-	-	-	-	23,109	23,109
Deferred tax assets	-	-	-	-	172,339	172,339
Other assets	12,844	81,482	23,838	16,339	22,549	157,052
Non-current assets held for sale	-	-	-	-	-	-
Total assets	9,575,627	1,649,438	1,165,584	2,174,974	17,277,046	31,842,669
LIABILITIES						
Due to banks	1,372,877	243,551	141,807	307	52,430	1,810,972
Derivative financial liabilities	228,989	-	-	-	-	228,989
Due to customers	3,581,942	1,465,487	572,183	1,087,485	12,240,955	18,948,052
Debt securities in issue and other borrowed funds	500,000	620,000	500,000	1,600,000	4,614,909	7,834,909
Liabilities for current income tax and other taxes	-	-	127,367	-	-	127,367
Deferred tax liabilities	-	-	-	-	1,755	1,755
Employee defined benefit obligations	3,641	7,282	10,923	21,847	473,236	516,929
Other liabilities	122,575	59,521	54,670	5,740	316,836	559,342
Provisions	-	-	-	-	2,337	2,337
Total Liabilities	5,810,024	2,395,841	1,406,950	2,715,379	17,702,458	30,030,652
Equity						
Total equity	-	-	-	-	1,812,017	1,812,017
Total Liabilities and Equity	5,810,024	2,395,841	1,406,950	2,715,379	19,514,475	31,842,669
Liquidity gap	3,765,603	(746,403)	(241,366)	(540,405)	(2,237,429)	-

A substantial portion of the Bank's assets is funded with customer deposits and interbank borrowings. This type of funding can be divided into two categories:

a) Customer deposits for working capital purposes
Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand, a number of accounts and type of depositors help to ensure against unexpected fluctuations. Therefore, such deposits constitute mostly a stable deposit base. Principles of economic analysis (GARCH) are applied in order to estimate the maximum daily outflows at a confidence level of 99%. For example, the maximum daily savings accounts outflow was estimated to 1% of the total balance and on the sight deposits accounts the respective outflow was 6.3% of the total balance.

b) Customer deposits
Customer deposits concern customer time deposits and customer repurchase agreements (repos). In order to measure the risk of these types of deposits daily outflows are estimated with statistical analysis of the daily renewal rate of such deposits.

40. Capital adequacy

The ratios measure capital adequacy by comparing the Bank's eligible capital with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the banking book and the market risk of the trading book.

The Bank uses all modern methods to manage its capital adequacy. It has issued hybrid and subordinated debt which are included in the calculation of eligible capital. The cost of these types of debt is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	(Millions of Euro)	
	31.12.2005	31.12.2004
Risk-weighted assets from credit risk	25,536	21,727
Risk-weighted assets from market risk	617	692
Total Risk-weighted assets	26,153	22,419
Upper Tier I capital	1,881	1,771
Tier I capital	1,848	1,748
Total Tier I + Tier II capital	3,484	2,779
Upper Tier I ratio	7.2%	7.9%
Tier I ratio	7.1%	7.8%
Capital adequacy ratio Tier I + Tier II	13.3%	12.4%

41. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.12.2005	31.12.2004
Loans	3,118	2,688
Deposits	10,960	18,787
Letters of guarantee	145	10

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.12.2005	31.12.2004
Assets		
Due from banks	1,026,244	626,211
Securities held for trading	40,695	-
Derivative financial assets	477	-
Loans and advances to customers	942,800	815,461
Available for sale securities	441,499	716,564
Total	2,451,715	2,158,236
Liabilities		
Due to banks	735,660	511,235
Due to customers	432,265	425,568
Derivatives financial liabilities	283	51
Debt securities in issue and other borrowed funds	10,665,761	7,834,909
Other liabilities	2,734	1,618
Total	11,836,703	8,773,381
Income		
Interest and similar income	58,327	48,251
Dividend income	57,624	26,159
Fee and commission income	31,842	24,339
Other income	2,329	2,305
Total	150,122	101,054
Expenses		
Interest expenses and similar charges	290,372	167,472
Commission expense	3,337	1,858
General administrative expenses	29,528	27,509
Total	323,237	196,839

II. Associates

	31.12.2005	31.12.2004
Assets		
Loans and advances to customers	1,390	1,738
Total	1,390	1,738
Liabilities		
Due to customers	639	181,083
Other liabilities	-	123
Total	639	181,206
Letters of guarantee	1,353	216,561
Income	31.12.2005	31.12.2004
Interest and similar income	113	770
Dividend income	205	147
Fee and commission income	23	204
Total	341	1,121
Expenses		
Interest and similar charges	6	821
General administrative expenses	1,184	15,964
Total	1,190	16,785

c. The fees paid to the members of the Board of directors charged in fiscal year 2005 profit and loss account amounts to € 3,110 (31.12.2004: € 1,524). The increase is due to the changes of Board of Directors members from 23 February 2005.

42. Share options granted to employees

a) On 11 April 2000 the Shareholders' in General Meeting approved a share option plan to be granted to the executive managers of the Bank and Group for a five year period until 2004, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.
The movement of the outstanding share options and their weighted average exercise price, after the adjustment following the share capital increase of 30 March 2004 and 19 April 2005 with the approval of the annual ordinary General Meeting of Shareholders is as follows:

	2005		2004	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	5.00	557,431	5.00	447,924
Granted	-	-	5.00	284,540
Cancelled	5.00	(18,857)	5.27	(16,399)
Exercised	-	-	5.42	(102,445)
Adjusted	5.00	(15,352)	5.00	(56,189)
31 December	5.00	523,222	5.00	557,431

The number of the outstanding share options at 31 December 2005 resulted in 523,222 (31 December 2004 : 557,431) with the remaining average weighted duration of 17 months (31 December 2004 : 29 months) and exercise price € 5 (31 December 2004 : € 5).

The fair value per option was determined using the Black & Scholes valuation model. The significant inputs into the model are the share price, exercise price, dividend yield, discount rate and volatility. Volatility, that is the standard deviation of expected share price variations is measured based on statistical analysis of daily share prices over the last 12 months.

b) On 24 May 2005 the shareholders' in General Meeting approved a share option plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

43. Business combinations

a) Acquisition of Jubanka a.d. Beograd

On 3 February 2005 Alpha Bank acquired 88.64% of the share capital of Jubanka a.d. Beograd ("Jubanka") a bank established in Serbia. The acquisition of Jubanka will enhance the Bank's presence in Serbia and strengthen its operations with an additional 90 branches, 286,000 retail and 30,000 business customers. Serbia is a key market for the Bank in terms of growth prospects in the retail, corporate and public sector.

The book value of Jubanka a.d. Beograd at the date of acquisition is presented in the "Book Value" column of the following table.

The allocation of the cost of acquisition , in accordance with IFRS 3, was completed at 30 September 2005 and resulted in the recognition of intangible assets of € 19.2 million and liabilities of € 1.9 million which are presented in "Fair Value" column of the following table. These intangible assets concern Jubanka's deposit base, relationships with customers, brand name and software royalties. The annual depreciation charge of these intangible assets depends on the nature and the estimated useful life of each type of asset.

	Book Value	Fair Value
		(Millions of Euro)
Assets		
Property, plant and equipment	35.0	35.0
Intangible Assets	-	19.2
Financial Investments	8.4	8.4
Loans and advances to customers	106.5	106.5
Other assets	55.9	55.9
Total Assets	205.8	225.0
Liabilities		
Amounts due to customers	94.5	94.5
Deferred tax liabilities	-	1.9
Other liabilities	18.8	18.8
Total Liabilities	113.3	115.2
Equity	92.5	109.8
Total Liabilities and Equity	205.8	225.0

Purchase price of shares:	€ 152.0 million
Directly attributable costs relating to the acquisition:	€ 2.8 million
Total cost of acquisition:	€ 154.8 million

The Bank in accordance with the provisions of the relevant purchase agreement made an offer on 11 July 2005 for the purchase of the remaining shares of Jubanka (minority shares). In August 2005 the Bank successfully completed the purchase of the minority shares of Jubanka. As a result, the Bank's participation in Jubanka amounts to 99.999% of the total share capital.

The total cost of shares purchase, including the minority shares, amounts to € 174.3 million.

b) Merger by absorption of Delta Singular A.E. by Alpha Bank

In June 2004 Alpha Bank announced the merger by absorption of Delta Singular A.E., an Information Technology company listed on the Athens Stock Exchange, which Alpha Bank had an ownership interest of 38.76%. The legal procedure of the merger became effective on 8 April 2005, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. The absorbing entity (Alpha Bank) issued 7,564,106 new shares in exchange for the remaining 61.24% of the share capital of Delta Singular A.E.

The share exchange ratio was certified as to its fairness, by independent auditors based on financial data deriving from the balance sheets of the merged entities which were prepared on 31 July 2004 (reporting date). The above data were included on the merger agreement plan in August 2004 by the decisions of the Board of Directors of merged entities.

In accordance with the Greek corporate Law, after the completion of the merger the absorbed company ceases to exist as a legal entity and all its assets and liabilities become assets and liabilities of the absorbing entity (principal of Universal succession).

Delta Singular A.E. had undergone a significant corporate reorganization throughout 2004, by disposing its main business units, i.e. outsourcing services, software development and systems integration, to international and Greek investors. As a result, as at 8 April 2005 date of legal completion merger, its net assets (€ 256.1 million) were the following:

	(Millions of Euro)
	Fair Value
Assets	
Cash	178.3
Property, plant and equipment	55.1
Available for sale securities	8.2
Investments in subsidiaries and associates	0.6
Other assets	14.6
Total Assets	256.8
Liabilities	0.7
Equity	256.1
Total Liabilities and Equity	256.8

Delta Singular A.E. net assets acquired by Alpha Bank: (€ 256.1 million x 61.24%):	€ 156.8 million
Cost of acquisition for 61.24% (value of 7,564,106 new issued shares of Alpha bank with price € 19.72 per share):	€ 149.1 million
Negative goodwill:	€ 7.7 million

The above negative goodwill increased the results for the period 1.1.-31.12.2005 and is included in Other income.

c) During the fiscal year 2005, the Bank acquired 60.10% of share capital of APE Commercial Property A.E. and APE Fixed Assets A.E. The cost of the acquisition for both companies amounts to € 72.2 thousand.

44. Events after the balance sheet date

On 16 February 2006 was completed the legal transfer to third parties of the sale of Bank's interest in the subsidiary Alpha Insurance Romania S.A. The agreed sale price amounts to € 1.7 million. For the above transfer an agreement has been signed as at 11 October 2005 (note 24).

45. Effects on the financial statements from transition to IFRS

In accordance with the European Union Directive 1606/2002 and Codified Law 2190/1920 the adoption of International Financial Reporting Standards (IFRS) is applicable for financial statements that relate to periods after 1.1.2005.
Due to the requirement to present 2004 comparative figures on a consistent basis, the transition date to IFRS is 1.1.2004. On this date the transition balance sheet is prepared in accordance with IFRS 1.

Specifically, IFRS 1 requires the retrospective application of the new accounting standards, except for the exemptions discussed below, which are either mandatory exemptions or exemptions that the Bank has the option to apply.

Mandatory exemptions from full retrospective application of IFRS

a. Derecognition of financial instruments

Financial instruments derecognized before 1 January 2004 are not re-recognized under IFRS, even in the event that the financial instruments derecognized do not meet the derecognition criteria of IAS 39.

The Bank did not choose to apply the derecognition criteria to an earlier date.

b. Hedge Accounting

The requirements relating to hedge accounting have been considered for transactions arising after 1.1.2004. Transactions outstanding as at 1.1.2004 were examined as to their adherence to hedge accounting criteria during the preparation of the IFRS transition balance sheet date and thereafter.

c. Estimates

An entity's estimates at the date of transition to IFRS, and comparative period (year 2004) should be consistent with estimates made for the same date under Greek GAAP, unless there is objective evidence that these estimates were in error.

There is no evidence to suggest that a revision of the estimates used by the Bank in preparing the comparatives and the IFRS transition balance sheet is necessary.

d. Non-current assets held for sale and discontinued operations

IFRS 5, which address the measurement and presentation of assets held for sale, was applied from 1.1.2005 in accordance with the transition provisions of the Standard.

In the periods covered by these financial statements the Bank does not have operations that will be discontinued.

Optional exemptions from full retrospective application of IFRS

a. Business combinations

The Bank elected not to restate business combinations that occurred prior to the 1.1.2004 transition date to IFRS, retaining the accounting treatment followed under Greek GAAP.

b. Fair value used as deemed cost

In the Bank's financial statements as at 31.12.2003 prepared in accordance with Greek GAAP land and buildings were valued to fair value based on the requirements of Law 3229/2004.

The fair value of the above assets, has been used as deemed cost at the date of transition to IFRS and the depreciation is charged on a straight line basis over their useful lives. The revaluation surplus that had been recorded directly to a reserve in equity under Greek GAAP has been transferred to retained earnings.

c. Employee benefits

The employee defined benefit obligations recognized as at 1.1.2004 include the cumulative actuarial losses which would not have been recognized if the Bank had applied IAS 19 retrospectively.

Subsequent actuarial gains or losses to the extent that they exceed either 10% of the accrued obligation or the fair value of plan assets will be amortized over a period equal to the average remaining working lives of the employees.

d. Compound financial instruments

Compound financial instruments issued by an entity which contain both a liability and equity component should be classified separately on initial recognition.

Exemption from the retrospective application of the above accounting treatment applies when the related instruments do not exist at the transition date.

This exemption is not applicable for the Bank.

e. Adoptions of IAS 32 and 39 and classification of financial instruments

The Bank did not use the exemption given by IFRS 1 concerning the comparative financial information for financial instruments and adopted IAS 32 and IAS 39 from 1.1.2004.

The classification of financial instruments as available for sale assets and financial assets held for trading was performed at 1.1.2004.

f. Share-based payment transactions

The Bank has elected to apply the share-based payment exemption, and applied IFRS 2 from 1.1.2004 to share options granted after 7.11.2002 but that have not vested by 1.1.2005.

g. Other exemptions

The exemptions relating to foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates and to the accounting treatment of the insurance contracts are not applicable to the Bank's financial statements.

45.1 Transition balance sheet to I.F.R.S. (1.1.2004)

	Note	Greek GAAP	Reclassifications	Adjustments	IFRS
ASSETS					
Cash and balances with Central Banks		925,913			925,913
Government and other securities eligible for refinancing from Central Bank	a	417,095	(417,095)		-
Due from banks	b	6,686,328	15,723		6,702,051
Securities held for trading	c	-	234,125	1,832	235,957
Derivative financial assets	d	-	19,459	330,117	349,576
Loans and advances to customers	e	17,542,316	324,561	36,375	17,903,252
Securities	f	1,296,538	(1,296,538)		-
Investment securities					
-Available for sale	g	-	1,476,235	29,110	1,505,345
Investments in subsidiaries and associates	h	-	1,510,501	(269,792)	1,240,709
Investments	i	1,478,550	(1,478,550)		-
Investment property and property, plant and equipment	j	610,136	(30,306)	322	580,152
Goodwill and other intangible assets	k	81,222	20,130	(81,222)	20,130
Deferred tax assets	l			168,397	168,397
Other assets	m	429,864	(254,568)	(42,815)	132,481
Prepaid expenses and accrued income	n	123,677	(123,677)		-
Total Assets		29,591,639	-	172,324	29,763,963
LIABILITIES					
Due to banks	o	2,641,667	3,296		2,644,963
Derivative financial liabilities	p	-	51,642	339,084	390,726
Due to customers	q	20,251,299	7,372	(470)	20,258,201
Debt securities in issue and other borrowed funds	r	3,649,078	10,589		3,659,667
Dividends payable	s	117,502		(117,502)	-
Liabilities for current income tax and other taxes		117,082			117,082
Deferred tax liabilities	t	-		425	425
Employee defined benefit obligations	u	6,314		526,042	532,356
Other liabilities	v	415,838	29,818	50,173	495,829
Deferred income and accrued expenses	w	102,717	(102,717)		-
Provisions		15,917			15,917
Total Liabilities		27,317,414	-	797,752	28,115,166
EQUITY					
Share Capital		953,721			953,721
Share premium		244,914			244,914
Reserves	x	1,171,310	(957,310)	26,484	240,484
Retained earnings	y	209,930	651,660	(651,912)	209,678
Goodwill from merger to net-off	z	(305,650)	305,650		-
Treasury shares					
Total equity		2,274,225	-	(625,428)	1,648,797
Total liabilities and equity		29,591,639	-	172,324	29,763,963

Reconciliation of equity 1.1.2004

		Note
Total equity in accordance with Greek GAAP	2.274.225	
Recognition of trading securities at fair value	1,832	c
Recognition of derivatives at fair value	(8,967)	d,p
Adjustment of available for sale carrying amount to original cost	38,573	g
Recognition of available for sale securities at fair value	(9,429)	g,m,v
Valuation effect on hedged loans and deposits	1,531	e,q
Adoption of effective interest rate method for loans valuation	(13,014)	e
Adjustments in investments in subsidiaries and associates at original cost and impairment testing	(269,664)	h
Intangible assets write-off	(81,222)	k
Recognition of property, plant and equipment under finance lease and related liabilities	(1,046)	j,v
Reversal of revaluation surplus of foreclosed property	(43,128)	m
Recognition of employee defined benefit obligations	(526,042)	u
Recognition of deferred tax, assets and liabilities	167,972	l,t
Reclassification of dividends payable to retained earnings	117,502	s
Other adjustments	(326)	h,m,v
Total adjustments	(625,428)	
Total equity in accordance with IFRS	1,648,797	

a. Government and other securities eligible for refinancing with Central Bank

The total amount of € 417,095 which consists of debt securities (Bonds – treasury bills, etc.) was reclassified to financial assets held for trading and available for sale securities.

b. Due from banks

Balance in accordance with Greek GAAP	6,686,328
Reclassification from other assets	4,239
Reclassification of interbank placements accrued interest from other assets	11,484
Total	6,702,051

c. Securities held for trading

Cost of securities reclassified from other categories	227,608
Difference arising from the valuation of securities at fair value	1,832
Reclassification of accrued interest from other assets	6,517
Total	235,957

d. Derivative financial assets

Reclassification from accrued income	17,930
Valuation difference of derivatives	330,117
Reclassification of options from other assets	1,529
Total	349,576

e. Loans and advances to customers

Balance in accordance with Greek GAAP	17,542,316
Reclassification of receivables from other assets	277,986
Recognition of receivables relating to discounted interest free installments	48,328
Adoption of effective interest rate method	(13,014)
Valuation difference on hedged loans	1,061
Reclassification of accrued interest from other assets	46,575
Total	17,903,252

f. Securities

The amount of € 1,296,538 which consists of debt securities (bonds, treasury bills etc.), shares and mutual funds, was reclassified to financial assets held for trading, available for sale securities, and investment in subsidiaries and associates.

g. Investment securities available for sale

Reclassification of carrying amount from government and other securities eligible for refinancing	1,454,074
Adjustment of carrying amount to historical cost	38,573
Valuation difference at fair value	(9,463)
Reclassification of accrued interest from other assets	22,161
Total	1,505,345

h. Investments in subsidiaries and associates

Reclassification from investments	1,472,453
Reclassification from securities	38,048
Adjustment of value to historical cost	(246,009)
Impairment loss	(23,662)
Other adjustments	(121)
Total	1,240,709

i. Investments

Balance in accordance with Greek GAAP	1,478,550
Reclassification to investments in subsidiaries and associates	(1,472,453)
Reclassification to available for sale securities	(6,097)
Total	-

j. Property, plant and equipment and investment property

Balance in accordance with Greek GAAP	610,136
Reclassification of software to intangible assets	(20,130)
Reclassification to other assets	(10,176)
Recognition of property and equipment under finance lease	322
Total	580,152

k. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	81,222
Reclassification of software from tangible assets	20,130
Intangibles write-off as these items are not recognized in accordance with IFRS	(81,222)
Total	20,130

l. Deferred tax assets

Recognition of deferred tax asset	168,397

m. Other assets

Balance in accordance with Greek GAAP	429,864
Reclassification of receivables to loans and advances to customers	(272,125)
Reclassification to amounts due from banks	(4,239)
Reclassification of arts from property, plant and equipment	9,870
Reclassification of advances from property, plant and equipment	306
Reversal of revaluation surplus of foreclosed property	(43,128)
Reclassification from prepaid expenses and accrued income	11,620
Valuation of bonds on trade date	313
Total	132,481

n. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	123,677
Reclassification of accrued interest to related asset accounts	(86,737)
Reclassification of commission relating to the sale of retail banking products to loans and advances	(5,861)
Reclassification to derivative assets	(19,459)
Reclassification to other assets	(11,620)
Total	-

o. Due to banks

Balance in accordance with Greek GAAP	2,641,667
Reclassification of accrued interest from accrued expenses	3,296
Total	2,644,963

p. Derivative financial liabilities

Reclassification from deferred income and accrued expenses	51,642
Remeasurement to fair value	339,084
Total	390,726

q. Due to customers

Balance in accordance with Greek GAAP	20,251,299
Valuation difference on hedged deposits	(470)
Reclassification of accrued interest from accrued expenses	7,372
Total	20,258,201

r. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	3,649,078
Reclassification of accrued interest from accrued expenses	10,589
Total	3,659,667

s. Dividends payable

Balance in accordance with Greek GAAP	117,502
Reclassification of dividends payable to retained earnings	(117,502)
Total	-

t. Deferred tax liabilities

Recognition of deferred tax liabilities	425

u. Employee defined benefit obligations

Balance in accordance with Greek GAAP	6,314
Recognition of employee defined benefit obligation in accordance with IFRS	526,042
Total	532,356

v. Other liabilities

Balance in accordance with Greek GAAP	415,838
Reclassification from deferred income and accrued expenses	29,818
Recognition of liabilities on credit cards balances of no interest bearing installments	48,328
Recognition of finance lease liabilities	1,368
Valuation of bonds on trade date	606
Other adjustments	(129)
Total	495,829

w. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	102,717
Reclassification to derivatives	(51,642)
Reclassification of accrued interest payable to related categories	(21,257)
Reclassification to other liabilities	(29,818)
Total	-

x. Reserves

Balance in accordance with Greek GAAP	1,171,310
Reclassification of reserves, except for statutory reserve, to retained earnings	(957,310)
Reserve on the valuation of share options granted to employees	30
Reserve on the valuation of available for sale securities	(9,429)
Transfer of impairment loss on available for sale securities to retained earnings	35,883
Total	240,484

y. Retained earnings

Balance in accordance with Greek GAAP	209,930
Reclassification of all reserves, except for statutory reserve, to retained earnings	957,310
Goodwill net-off	(305,650)
Transfer of impairment loss on available for sale securities to retained earnings	(35,883)
IFRS transition adjustments	(616,029)
Total	209,678

z. Goodwill from merger to net-off

Balance in accordance with Greek GAAP	(305,650)
Transfer to retained earnings	305,650
Total	-

45.2 Balance Sheet and income statement as at 31.12.2004

Balance Sheet	Note	Greek GAAP	Reclassifications	Adjustments	IFRS
ASSETS					
Cash and balances with Central Banks		1,422,363	-	-	1,422,363
Government and other securities eligible for refinancing from Central Bank	a	1,536,758	(1,536,758)	-	-
Due from banks	b	5,646,298	69,950	-	5,716,248
Securities held for trading	c	-	158,261	(1,336)	156,925
Derivative financial assets	d	-	31,385	140,759	172,144
Loans and advances to customers	e	19,502,108	368,302	31,086	19,901,496
Securities	f	861,125	(861,125)	-	-
Investment securities					
-Available for sale	g	-	2,199,482	18,368	2,217,850
Investments in subsidiaries and associates	h	-	1,697,060	(365,312)	1,331,748
Investments	i	1,638,983	(1,638,983)	-	-
Investment property and property, plant and equipment	j	606,226	(33,333)	(1,498)	571,395
Goodwill and other intangible assets	k	98,966	22,621	(98,478)	23,109
Deferred tax assets	l	-	-	172,339	172,339
Other assets	m	544,335	(343,260)	(44,023)	157,052
Prepaid expenses and accrued income	n	134,626	(133,602)	(1,024)	-
Total Assets		31,991,788	-	(149,119)	31,842,669
LIABILITIES					
Due to banks	o	1,808,961	2,011	-	1,810,972
Derivative financial liabilities	p	-	86,515	142,474	228,989
Due to customers	q	18,942,597	6,125	(670)	18,948,052
Debt securities in issue and other borrowed funds	r	7,819,122	17,694	(1,907)	7,834,909
Dividends payable	s	174,064	-	(174,064)	-
Liabilities for current income tax and other taxes		127,367	-	-	127,367
Deferred tax liabilities	t	-	-	1,755	1,755
Employee defined benefit obligations	u	6,588	-	510,341	516,929
Other liabilities	v	420,974	80,368	58,000	559,342
Deferred income and accrued expenses	w	192,713	(192,713)	-	-
Provisions		2,337	-	-	2,337
Total Liabilities		29,494,723	-	535,929	30,030,652
EQUITY					
Share Capital		1,274,272	-	-	1,274,272
Reserves	x	952,343	(707,343)	19,835	264,835
Retained earnings	y	289,088	707,343	(704,883)	291,548
Treasury shares		(18,638)	-	-	(18,638)
Total equity		2,497,065	-	(685,048)	1,812,017
Total liabilities and equity		31,991,788	-	(149,119)	31,842,669

Income statement 1.1-31.12.2004	Note	Greek GAAP	Reclassifications	Adjustments	IFRS
Interest and similar income	z	1,348,632	-	(1,655)	1,346,977
Interest expense and similar charges	aa	(461,767)	-	(37)	(461,804)
Net interest income		886,865	-	(1,692)	885,173
Fee and commission income	ab	296,990	-	(31,505)	265,485
Commission expense	ac	(29,579)	-	10,668	(18,911)
Net fee and commission income		267,411	-	(20,837)	246,574
Dividend income	ad	30,899	-	(1,140)	29,759
Gains less losses on financial transactions	ae	65,989	-	3,147	69,136
Other income	af	9,198	10,409	3,571	23,178
Total income		1,260,362	10,409	(16,951)	1,253,820
Staff costs	ag	(330,270)	-	1,716	(328,554)
General administrative expenses	ah	(232,434)	(1,026)	(42,547)	(276,007)
Depreciation and amortization expenses	ai	(84,073)	-	47,645	(36,428)
Impairment losses on loans and advances	aj	(190,396)	1,911	(1,280)	(189,765)
Other expenses	ak	(2,944)	-	1,676	(1,268)
Total expenses		(840,117)	885	7,210	(832,022)
Extraordinary income		13,696	(13,696)	-	-
Extraordinary expenses		(1,499)	1,499	-	-
Extraordinary results		(903)	903	-	-
Profit before tax		431,539	-	(9,741)	421,798
Income tax	al	(115,132)	-	(703)	(115,835)
Net profit		316,407	-	(10,444)	305,963

Reconciliation of equity 31.12.2004

		Note
Equity in accordance with Greek GAAP	2,497,065	
Recognition of trading securities at fair value	(1,336)	c
Recognition of derivatives at fair value	(1,715)	d,p
Adjustment of available-for-sale carrying amount to cost	38,573	g
Recognition of available-for-sale securities at fair value	(19,952)	g,m,v
Valuation effect on hedged loans and deposits	1,005	e,q,r
Adoption of effective interest rate method for loans and deposits valuation	(24,719)	e,r
Adjustments in investments in subsidiaries and associates to original historical cost and impairment testing	(365,312)	h
Intangible assets written-off	(98,478)	k
Recognition of property, plant and equipment under finance lease and related liabilities	(150)	j,v
Reversal of revaluation surplus of foreclosed property	(45,419)	m
Recognition of employee defined benefit obligations	(510,341)	u
Recognition of deferred tax assets and liabilities	170,584	l,t
Reclassification of dividends payable to retained earnings	174,064	y
Adjustment of cost, depreciation and results of property, plant and equipment	(1,612)	j
Other adjustments	(240)	m,v,n
Total adjustments	(685,048)	
Equity in accordance with IFRS	1,812,017	

a. Government and other securities eligible for refinancing with Central Bank.

The total amount of € 1,536,758 which consists of debt securities (Bonds – treasury bills, etc.) was reclassified to financial assets held for trading and available for sale securities.

b. Due from banks

Balance in accordance with Greek GAAP	5,646,298
Reclassification of receivables from other assets	58,268
Reclassification of accrued interest relating to interbank placements from other assets	11,682
Total	5,716,248

c. Securities held for trading

Cost of securities reclassified from other categories	155,322
Valuation difference from fair value	183
Reclassification of interest relating to trading securities to gains less losses on financial transactions	(1,519)
Reclassification of accrued interest from other assets	2,939
Total	156,925

d. Derivative financial assets

Reclassification from accrued income	25,679
Recognition of derivatives as financial assets and valuation at fair value	140,759
Reclassification of options from other assets	5,706
Total	172,144

e. Loans and advances to customers

Balance in accordance with Greek GAAP	19,502,108
Reclassification of receivables from other assets	311,355
Recognition of receivables relating to discounted interest free installments	57,377
Adoption of effective interest rate method valuation	(26,364)
Valuation difference on hedged loans	73
Reclassification of accrued interest from other assets	56,947
Total	19,901,496

f. Securities

The total amount of € 861,125, which consists of debt securities (Bonds - treasury bills etc.), shares and mutual funds, was reclassified to financial assets held for trading and to available for sale securities.

g. Investment securities available for sale

Reclassification of carrying amount from government and other securities eligible for refinancing	2,184,484
Adjustment of carrying value to historical cost	38,573
Valuation difference from fair value	(20,205)
Reclassification of accrued interest from other assets	14,998
Total	2,217,850

h. Investments in subsidiaries and associates

Reclassification from investments and securities	1,697,060
Adjustment of carrying value to historical cost	(341,650)
Impairment loss	(23,662)
Total	1,331,748

i. Investments

Balance in accordance with Greek GAAP	1,638,983
Reclassification to investments in subsidiaries and associates	(1,632,726)
Reclassification to available for sale securities	(6,257)
Total	-

j. Property, plant and equipment and investment property

Balance in accordance with Greek GAAP	606,226
Reclassification of software to intangible assets	(23,109)
Reclassification to other assets	(10,224)
Reversal of adjustment of cost	(6,249)
Adjustment of profit from sales of property not recognized under IFRS due to different cost	525
Adjustment in depreciation based on asset useful lives	4,112
Recognition of property, plant and equipment under finance lease	114
Total	571,395

k. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	98,966
Reclassification of software from tangible assets	23,109
Reclassification to other assets	(488)
Write-off of intangibles not recognized under IFRS	(98,478)
Total	23,109

l. Deferred tax assets

Recognition of deferred tax asset	172,339

m. Other assets

Balance in accordance with Greek GAAP	544,335
Reclassification of receivables to loans and advances to customers	(362,461)
Reclassification of arts from property, plant and equipment	9,946
Reclassification of advances from property, plant and equipment	278
Adjustment of cost of foreclosed assets	(45,419)
Reclassification from intangible assets	488
Reclassification from prepaid expenses and accrued income	8,489
Valuation of bonds on trade date	1,396
Total	157,052

n. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	134,626
Reclassification of accrued interest to related asset accounts	(86,566)
Reclassification of commission relating to the sale of retail banking products to loans and advances	(7,162)
Reclassification to derivative assets	(31,385)
Transfer to the income statement of unamortized part of receivable not recognized	(1,024)
Reclassification to other assets	(8,489)
Total	-

o. Due to banks

Balance in accordance with Greek GAAP	1,808,961
Reclassification of accrued interest from accrued expenses	2,011
Total	1,810,972

p. Derivative financial liabilities

Reclassification from deferred income and accrued expenses	80,240
Difference from recognition of derivatives and their measurement at fair value	142,474
Reclassification of options from other assets	6,275
Total	228,989

q. Due to customers

Balance in accordance with Greek GAAP	18,942,597
Valuation difference on hedged deposits	(670)
Reclassification of accrued interest from accrued expenses	6,125
Total	18,948,052

r. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	7,819,122
Recognition of transaction expenses at the date the liabilities are recorded	(1,645)
Valuation difference on hedged deposits	(262)
Reclassification of accrued interest from accrued expenses	17,694
Total	7,834,909

s. Dividends payable

Balance in accordance with Greek GAAP	174,064
Reclassification of dividends payable to retained earnings	(174,064)
Total	-

t. Deferred tax liabilities

Recognition of deferred tax liabilities	1,755

u. Employee defined benefit obligations

Balance in accordance with Greek GAAP	6,588
Recognition of employee defined benefit obligation in accordance with IFRS	510,341
Total	516,929

v. Other liabilities

Balance in accordance with Greek GAAP	420,974
Reclassification from deferred income and accrued expenses	80,368
Recognition of liabilities on credit card balances of no interest bearing installments	57,377
Recognition of liabilities from finance leases	264
Valuation of bonds on trade date	359
Total	559,342

w. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	192,713
Reclassification to derivatives	(86,515)
Reclassification of accrued expenses to related categories	(25,830)
Reclassification of balance to other liabilities	(80,368)
Total	-

x. Reserves

Balance in accordance with Greek GAAP	952,343
Reclassification of reserves, except for statutory reserve, to retained earnings	(707,343)
Reserve on the valuation of share options granted to employees	863
Reserve on the valuation of available for sales securities	(19,953)
Transfer of impairment loss from available for sale securities to retained earnings	38,925
Total	264,835

y. Retained earnings

Balance in accordance with Greek GAAP	289,088
Reclassification of reserves except for statutory reserve	707,343
Transfer of impairment loss from available-for-sale securities to retained earnings	(38,925)
Transition adjustments to IFRS	(665,958)
Total	291,548

z. Interest and similar income

Balance in accordance with Greek GAAP	1,348,632
Use of effective interest rate on loans and advances	(136)
Reclassification of interest on financial assets held for trading to gains less losses from financial transactions	(1,519)
Total	1,346,977

aa. Interest expense and similar charges

Balance in accordance with Greek GAAP	461,767
Recognition of finance lease interest	37
Total	461,804

ab. Fee and commission income

Balance in accordance with Greek GAAP	296,990
Recognition of transaction fee income at the date loans and advances are recorded	(31,505)
Total	265,485

ac. Commission expense

Balance in accordance with Greek GAAP	29,579
Recognition of transaction cost at the date loans and advances are recorded	(9,023)
Recognition of transaction cost at the date liabilities are recorded	(1,645)
Total	18,911

ad. Dividend income

Balance in accordance with Greek GAAP	30,899
Reversal of income not recognized	(1,140)
Total	29,759

ae. Gains less losses on financial transactions

Balance in accordance with Greek GAAP	65,989
Valuation of securities held for trading	(537)
Valuation of derivatives	7,252
Valuation of hedged financial instruments	(527)
Adjustment of result relating to disposition available-for-sale shares	(1,007)
Impairment loss on available for sale shares	(2,034)
Total	69,136

af. Other income

Balance in accordance with Greek GAAP	9,198
Reclassification from extraordinary gain/loss	10,409
Transfer from reserves of grants	120
Adjustment of result on sale of property due to adjusted cost	5,061
Adjustment for income not recognized	(1,610)
Total	23,178

ag. Staff costs

Balance in accordance with Greek GAAP	330,270
Recognition of expenses recorded as intangible	5,997
Reversal of contribution to defined benefit funds	(2,871)
Recognition of expense relating to shares options granted to employees	834
Recognition of Board of Directors fees	5,478
Accrued expense on employees' defined benefit obligation	(11,154)
Total	328,554

ah. General administrative expenses

Balance in accordance with Greek GAAP	232,434
Reclassification of extraordinary gain/loss	2,402
Write-off of intangibles	53,213
Recognition of transaction cost at the date loans and receivables are recognized	(9,270)
Reversal of rentals relating to finance leases	(1,140)
Reclassification of results from sale of property to other income	(1,376)
Reversal of depreciation from loans and recognition of the expense	(256)
Total	276,007

ai. Depreciation and amortization expenses

Balance in accordance with Greek GAAP	84,073
Reversal of amortization on intangible assets written-off	(43,602)
Adjustment for depreciation on property, plant and equipment based on their useful lives	(4,112)
Recognition of depreciation on finance leased property	208
Reversal of depreciation on other assets recognized at cost less impairment	(139)
Total	36,428

aj. Impairment losses on loans and advances

Balance in accordance with Greek GAAP	190,396
Write-off of loan loss which was being amortized over five years	1,280
Reclassifications of collection relating to receivables written-off	(1,911)
Total	189,765

ak. Other expenses

Balance in accordance with Greek GAAP	2,944
Reversal of contribution expenses to defined benefit funds due to calculation by actuarial valuation	(1,676)
Total	1,268

al. Income tax

Balance in accordance with Greek GAAP	115,132
Deferred tax	703
Total	115,835

45.3 Cash flow statement as at 31.12.2004

	Greek GAAP	Adjustments	IFRS
Cash flow from operating activities	(4.529.523)	4.061.035	(468.488)
Cash flow from investing activities	(144.193)	(625.386)	(769.579)
Cash flow from financing activities	4.029.910	(4.185.371)	(155.461)
Effect of exchange rate fluctuations on cash and cash equivalents	-	883	883
Net increase (decrease) in cash and cash equivalents	(643.806)	(748.839)	(1.392.645)
Cash and cash equivalents at the beginning of the period	7.388.707	(604.040)	6.784.667
Cash and cash equivalents at the end of the period	6.744.901	(1.352.879)	5.392.022

The material adjustments are due to:

a) the definition of cash and cash equivalents.

According to IFRS, cash and cash equivalents include cash on hand, non-restricted placements with Central Banks and short-term balances due from banks maturing within three months after the date of the financial statements. According to Greek GAAP, cash and cash equivalents include cash and balances with Central Banks and all short-term balances due from banks.

b) reclassifications.

Athens, 21 February 2006

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Chief Group Financial Reporting
Yannis S. Costopoulos I.D. X 661480	Demetrios P. Mantzounis I.D. I 166670	Marinos S. Yannopoulos I.D. N 308546	George N. Kontos I.D. Ξ 347245

The above financial statements, which consist of 78 pages, are the financial statements that we refer to in our auditor's report dated 21 February 2006.

Athens, 21 February 2006

KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nikolaos E. Vouniseas Certified Auditor Accountant AM SOEL 18701

6. Information Regarding the Article 10 of Law 3401/2005

Corporate Announcements During the Year 2005

SUBJECT	WEB SITE	DATE
Summary of the draft agreement on the merger of the credit institution "ALPHA BANK A.E." by absorption of the societe anonyme "DELTA SINGULAR S.A."	www.alpha.gr	05.01.2005
Convocation of Extraordinary General Meeting	www.alpha.gr	26.01.2005
Alpha Bank expands in Southeastern Europe by acquiring an 89% stake in Jubanka	www.alpha.gr	26.01.2005
Invitation to the Extraordinary General Meeting of Shareholders	www.alpha.gr	03.02.2005
Completion of purchase through the transfer of shares of Jubanka	www.alpha.gr	04.02.2005
Full year 2004 results announcement scheduled for 23 February 2005	www.alpha.gr	15.02.2005
Mr. Yannis S. Costopoulos, Executive Chairman and Mr. Demetrios P. Mantzounis, Managing Director of Alpha Bank	www.alpha.gr	22.02.2005
Alpha Bank Results 2004 - Net Profit at Euro 411.7 million (+45%) - Dividend of Euro 0.72 per share - Bonus Shares Issue : 2 new for every 10 old	www.alpha.gr	23.02.2005
Date of Ordinary General Meeting and of dividend payment	www.alpha.gr	24.02.2005
Extraordinary General Meeting of the Shareholders of Alpha Bank	www.alpha.gr	01.03.2005
Ex-dividend date	www.alpha.gr	01.03.2005
Invitation to the First General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting	www.alpha.gr	02.03.2005
First Extraordinary General Meeting of the Shareholders of Alpha Bank	www.alpha.gr	15.03.2005
Invitation to the Second General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting	www.alpha.gr	15.03.2005
Invitation to the Ordinary General Meeting	www.alpha.gr	16.03.2005
Resolutions of the Second General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting	www.alpha.gr	30.03.2005
Completion of merger through absorption of Delta Singular by Alpha Bank - Cessation of trading of the shares of Delta Singular on the Athens Exchange	www.alpha.gr	08.04.2005
Transfer of shareholding of Delta Gulf Services FZ LLC	www.alpha.gr	12.04.2005
Commencement of trading of new shares following the merger of Delta Singular with Alpha Bank	www.alpha.gr	15.04.2005
Ordinary General Meeting of the Shareholders of Alpha Bank on April 19, 2005	www.alpha.gr	19.04.2005
Distribution of dividend	www.alpha.gr	19.04.2005
Invitation to the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting	www.alpha.gr	19.04.2005
Resolutions and Results of the Ordinary General Meeting of the Shareholders of Alpha Bank on 19.4.2005	www.alpha.gr	20.04.2005
Repurchase of own shares	www.alpha.gr	28.04.2005
Dividend payment	www.alpha.gr	04.05.2005

First General Meeting of the Shareholders of Alpha Bank	www.alpha.gr	05.05.2005
Invitation to the Second General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting	www.alpha.gr	05.05.2005
Listing on the Athens Exchange of new bonus shares	www.alpha.gr	13.05.2005
Payment of fractional rights sale product	www.alpha.gr	17.05.2005
Q1 2005 Results	www.alpha.gr	17.05.2005
Second General Meeting of Shareholders of Alpha Bank	www.alpha.gr	24.05.2005
Resolutions and Results of the Second General Meeting of the Shareholders of Alpha Bank to decide upon postponed items from the First General Meeting	www.alpha.gr	25.05.2005
First Quarter 2005 results announcement scheduled for 29 June 2005	www.alpha.gr	22.06.2005
Alpha Bank Results Q1 2005. Net Profit at Euro 96 million (+4.8%)	www.alpha.gr	29.06.2005
Financial Information of the Bank and Group for the period from January 1, 2005 to March 31, 2005	www.alpha.gr	29.06.2005
Financial Statements of the Bank and Group as at 31.03.2005 in accordance with the IFRS	www.alpha.gr	29.06.2005
Purchase of minority shares of Jubanka	www.alpha.gr	10.08.2005
First Half 2005 results announcement scheduled for 31 August 2005	www.alpha.gr	22.08.2005
Repurchase of treasury shares	www.alpha.gr	30.08.2005
Alpha Bank Results H1 2005. Net Profit at Euro 225.4 million (+7.1%)	www.alpha.gr	31.08.2005
Financial Information of the Bank and Group for the period from January 1, 2005 to June 30, 2005	www.alpha.gr	31.08.2005
Financial Statements of the Bank and Group as at 30.06.2005 in accordance with the IFRS	www.alpha.gr	31.08.2005
Alpha Bank Romania expands rapidly in line with its objectives, raising Euro 126 million in new capital	www.alpha.gr	30.09.2005
Third Quarter 2005 results announcement scheduled for 30 November 2005	www.alpha.gr	17.11.2005
Alpha Bank Results. Net Profit in Q3 2005 at Euro 138.2 million (32.5%). Net profit in 9M 2005 at Euro 360.3 million (+15.3%)	www.alpha.gr	30.11.2005
Financial Information of the Bank and Group for the period from January 1, 2005 to September 30, 2005	www.alpha.gr	30.11.2005
Financial Statements of the Bank and Group as at 30.09.2005 in accordance with the IFRS	www.alpha.gr	30.11.2005

7. Transactions between the Bank and its Subsidiaries

(Thousands of Euros)

Company Name	Receivables	Payables	Income	Expenses	Off Balance Sheet Accounts
ABC FACTORS A.E.	320,264	259	12,720	427	
ALPHA AEF EUROPEAN CAPITAL INVESTMENTS		129		4	
ALPHA ASSET MANAGEMENT A.E.P.E.Y.		12,761	4,493	185	
ALPHA BANK AD SKOPJE		1,943		59	
ALPHA BANK LONDON LTD	122,947	118,162	4,386	3,303	
ALPHA BANK LTD	337,375	615,296	5,663	18,690	
ALPHA BANK ROMANIA S.A.	525,399	20	11,859	133	
ALPHA CREDIT GROUP PLC	479,816	10,683,412	9,168	266,475	10,640,897
JUBANKA A.D. BEOGRAD	41,000	523	506	59	
ALPHA FINANCE US CORPORATION			3		
ALPHA FINANCE A.X.E.P.E.Y.	224	19.307	4,145	47	
ALPHA GROUP JERSEY LTD	2,379		3,085		
ALPHA LEASING ROMANIA S.A.	9,574		456		
ALPHA LEASING A.E.	465,843	6,562	35,077	123	
ALPHA VENTURES A.E.		1,787	14	4	
ALPHA ASTIKA AKINITA A.E.	498	2,422	3,065	18,585	
ALPHA INSURANCE A.E.		23,493	4,941	11,645	
ALPHA MUTUAL FUND MANAGEMENT A.E.	4,900	261	44,902	8	
ALPHA PRIVATE INVESTMENTS SERVICES A.E.		3,742	78	2,573	
ALPHA EQUITY FUND A.E.		180	198	1	
MESSANA HOLDINGS S.A.		87		62	
IONIAN HOTEL ENTERPRISES A.E.	135,861	2,560	3,777	184	
IONIAN HOLDINGS A.E.		343,041	1,343	527	
KAFE MAZI A.E.		32	13	56	
EVREMETHEA A.E.	1,216	547	64	84	
CARDLINK A.E		91	38		
OCEANOS A.T.O.E.E.	4,419	86	128	3	
Total	**2,451,715**	**11,836,703**	**150,122**	**323,237**	**10,640,897**

8. Condensed Financial Data and Information of the Group

ALPHA BANK A.E.
CONDENSED FINANCIAL DATA AND INFORMATION
FOR THE PERIOD FROM JANUARY 1, 2005 TO DECEMBER 31, 2005

(In accordance with Law 2190 article 135, concerning financial institutions that prepare annual financial statements in accordance with International Financial Reporting Standards IFRS)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. The reader who seeks to have a complete view of the financial position and its results may visit the web site www.alpha.gr where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report.

INFORMATION OF ALPHA BANK

Registered office	: 40 Stadiou Street, 102 52 Athens
R.N.S.A.	: 6066/06/B/86/05
Supervising authority	: Bank of Greece, Ministry of Development
Date of approval of the Financial Statements (from which the condensed financial statements were derived)	: February 21, 2006
Certified Auditors	: Marios T. Kyriacou (A.M. SOEL 11121)
	: Nick E. Vouniseas (A.M. SOEL 18701)
Audit company	: KPMG Kyriakou Certified Auditors S.A.
Type of Auditor's Report	: Unqualified opinion
Web site address	: www.alpha.gr

THE MEMBERS OF THE BOARD OF DIRECTORS CONSIST OF:

CHAIRMAN (Executive member)
Yannis S. Costopoulos

VICE-CHAIRMAN
(Non-executive member)
Andreas L. Canellopoulos

MANAGING DIRECTOR
(Executive member)
Demetrios P. Mantzounis

OTHER EXECUTIVE MEMBERS
Marinos S.Yannopoulos
Artemis Ch. Theodoridis
Spyros N. Filaretos

NON-EXECUTIVE MEMBERS
George E. Agouridis
Sophia G. Eleftheroudaki
Paul G. Karakostas
Ioannis K. Lyras
Nicholaos I. Manessis
Minas G. Tanes

INDEPENDENT NON-EXECUTIVE MEMBERS
Pavlos A. Apostolides
Thanos M. Veremis

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
ASSETS				
Cash and balances with Central Banks	2,202,382	1,755,349	1,621,172	1,422,363
Due from banks	4,775,229	5,222,824	5,673,393	5,716,248
Securities held for trading	122,638	162,102	153,587	156,925
Derivative financial assets	138,997	171,633	139,114	172,144
Loans and advances to customers	27,356,543	22,377,785	24,201,139	19,901,496
Investment securities				
- Available for sale	7,745,062	1,973,594	7,561,491	2,217,850
Investments in subsidiaries	-	-	1,471,394	1,221,616
Investments in associates	11,389	107,363	10,585	110,132
Investment property	29,550	27,359	43,245	43,547
Property, plant and equipment	937,973	916,767	529,511	527,848
Goodwill and other intangible assets	107,436	30,861	33,016	23,109
Deferred tax assets	202,519	200,158	177,936	172,339
Other assets	285,258	291,013	143,414	157,052
	43,914,976	**33,236,808**	**41,758,997**	**31,842,669**
Non-current assets held for sale	92,070	-	90,249	-
TOTAL ASSETS	**44,007,046**	**33,236,808**	**41,849,246**	**31,842,669**
LIABILITIES				
Due to Banks	8,128,599	1,544,315	8,600,366	1,810,972
Derivative financial liabilities	140,236	228,945	140,632	228,989
Due to customers	21,644,804	20,696,624	19,301,646	18,948,052
Debt securities in issue and other borrowed funds	9,192,626	6,727,078	10,665,761	7,834,909
Liabilities for current income tax and other taxes	128,202	175,550	87,699	127,367
Deferred tax liabilities	23,857	3,883	19,517	1,755
Employee defined benefit obligations	561,748	557,269	513,797	516,929
Other liabilities	743,372	666,605	566,763	559,342
Provisions	317,871	289,093	1,628	2,337
	40,881,315	30,889,362	39,897,809	30,030,652
Liabilities related to non-current assets held for sale	3,047	-	-	-
Total Liabilities (a)	**40,884,362**	**30,889,362**	**39,897,809**	**30,030,652**
EQUITY				
Share Capital	1,456,018	1,274,272	1,456,018	1,274,272
Share premium	125,685	-	125,685	-
Reserves	324,297	365,095	220,423	264,835
Retained earnings	506,985	366,091	337,439	291,548
Treasury shares	(188,316)	(18,873)	(188,128)	(18,638)
Equity attributable to equity holders of the Bank	2,224,669	1,986,585	1,951,437	1,812,017
Minority Interest	53,069	63,508	-	-
Hybrid securities	844,946	297,353	-	-
Total Equity (b)	**3,122,684**	**2,347,446**	**1,951,437**	**1,812,017**
TOTAL LIABILITIES AND EQUITY (a) + (b)	**44,007,046**	**33,236,808**	**41,849,246**	**31,842,669**

INCOME STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Interest and similar income	1,829,435	1,541,920	1,594,680	1,346,977
Interest expense and similar charges	(604,490)	(486,891)	(612,490)	(461,804)
Net interest income	1,224,945	1,055,029	982,190	885,173
Fee and commission income	380,380	354,687	271,119	265,485
Commission expense	(26,093)	(22,144)	(22,495)	(18,911)
Net fee and commission income	354,287	332,543	248,624	246,574
Dividend income	2,640	5,601	59,608	29,759
Gains less losses on financial transactions	30,170	78,616	(3,324)	69,136
Other income	111,661	105,370	27,010	23,178
	144,471	189,587	83,294	122,073
Total income	**1,723,703**	**1,577,159**	**1,314,108**	**1,253,820**
Staff costs	(446,124)	(419,260)	(336,377)	(328,554)
General administrative expenses	(309,755)	(332,824)	(241,185)	(276,007)
Depreciation and amortisation expenses	(62,488)	(56,837)	(37,177)	(36,428)
Other expenses	(5,108)	(1,259)	(426)	(1,268)
Total expenses	**(823,475)**	**(810,180)**	**(615,165)**	**(642,257)**
Impairment losses on loans and advances	(256,845)	(229,228)	(231,536)	(189,765)
Share of profit (loss) of associates	(1,165)	37,458	-	-
Profit before tax	**642,218**	**575,209**	**467,407**	**421,798**
Income tax expense	(136,348)	(163,409)	(89,537)	(115,835)
Profit after tax	**505,870**	**411,800**	**377,870**	**305,963**
Attributable to equity holders of the Bank	502,174	408,228	-	-
Attributable to minority interests	3,696	3,572	-	-
Basic earnings per share (€)	1.76	1.44	1.32	1.08
Diluted earnings per share (€)	1.75	1.44	1.32	1.08
Proposed dividend for the year 2005 per share (€)			0.84	
Adjusted dividend for the year 2004 per share (€)				0.60

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Equity at beginning of the period (1.1.2005 and 1.1.2004 respectively)	2,347,446	2,096,337	1,812,017	1,648,797
Profit for the period after tax	505,870	411,800	377,870	305,963
	2,853,316	2,508,137	2,189,887	1,954,760
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.	149,134	-	149,134	-
Change of participating interests in subsidiaries and new acquisitions	(25,452)	(88,949)	-	-
Dividends paid	(175,548)	(118,822)	(174,064)	(117,502)
Net income recognised directly in equity	(45,346)	5,640	(46,275)	(9,014)
Purchases / disposals of treasury shares and hybrid securities	(209,850)	54,094	(169,490)	(18,638)
Proceeds from the issue of hybrid securities	588,000	-	-	-
Dividends paid to hybrid securities holders	(13,815)	(14,042)	-	-
Other	2,245	1,388	2,245	2,411
Equity at end of the period (31.12.2005 and 31.12.2004 respectively)	**3,122,684**	**2,347,446**	**1,951,437**	**1,812,017**

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Net cash flows from operating activities (a)	5,827,415	(974,329)	4,983,494	(468,488)
Net cash flows from investing activities (b)	(6,020,673)	(410,832)	(5,614,791)	(769,579)
Net cash flows from financing activities (c)	292,637	(77,614)	321,910	(155,461)
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	99,379	(1,462,775)	(309,387)	(1,393,528)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,949)	4,890	1,320	883
Total cash flow for the period	**97,430**	**(1,457,885)**	**(308,067)**	**(1,392,645)**
Cash and cash equivalents at beginning of the period	**5,568,384**	**7,026,269**	**5,392,022**	**6,784,667**
Cash and cash equivalents at end of the period	**5,665,814**	**5,568,384**	**5,083,955**	**5,392,022**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation directly or indirectly in them as at 31.12.2005 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	99.99
7	Alpha Leasing A.E.	Greece	99.61
8	Alpha Leasing Romania S.A.	Romania	100.00
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	100.00
15	Alpha Ventures A.E.	Greece	100.00
16	Alpha Equity Fund A.E.	Greece	100.00
17	Alpha AEF European Capital Investments	Holland	100.00
18	Alpha Mutual Fund Management A.E.	Greece	100.00
19	Alpha Asset Management A.E.P.E.Y	Greece	100.00
20	Alpha Private Investment Services A.E.	Greece	100.00
21	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
22	Alpha Insurance A.E.	Greece	99.56
23	Alpha Insurance Romania S.A.	Romania	100.00
24	Alpha Insurance Agents A.E.	Greece	100.00
25	Alpha Insurance LTD Cyprus	Cyprus	100.00
26	Alpha Astika Akinita A.E.	Greece	61.21
27	Alpha Group Jersey Ltd	Jersey	100.00
28	Ionian Hotel Enterprises A.E.	Greece	90.28
29	Ionian Holdings A.E.	Greece	100.00
30	Oceanos A.T.O.E.E.	Greece	100.00
31	Alpha Credit Group Plc	United Kingdom	100.00
32	Alpha Bank London Nominees Ltd	United Kingdom	100.00
33	Alpha Trustees Ltd	Cyprus	99.99
34	Alpha Advisory Romania SRL	Romania	99.98
35	Messana Holdings S.A.	Luxemburg	100.00
36	Flagbright Ltd	United Kingdom	100.00
37	Kafe Mazi A.E.	Greece	100.00
38	Evremethea A.E.	Greece	100.00

The companies No 6, 11 and 38 have been consolidated for the first time in 2005.
The company No 11 was established by Alpha Bank Jersey at 13.9.2005.
The company No 38 was consolidated due to the absorption of Delta Singular A.E. from the Bank.

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50.00
2	APE Fixed Assets A.E.	Greece	60.10
3	APE Commercial Property A.E.	Greece	60.10

The companies No 2 and 3 were consolidated for the first time in 2005 (see note No 3 set out below).

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Gaiognomon A.E.	Greece	20.00
5	Propindex A.E.	Greece	22.58
6	AEDEP Thessalias & Stereas Ellados	Greece	50.00
7	A.L.C. Novelle Investments Ltd	Cyprus	33.33
8	Geosynthesis A.E.	Greece	20.00

The company No 8 was consolidated for the first time in 2005 due to the absorption of Delta Singular A.E. from the Bank.
Micrel A.E. was not accounted for in 2005 under equity method due to decrease in the participation.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.

3. Within the year 2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka A.D. Beograd, for an amount of € 171.4 million and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thous. In 2005 Alpha Finance Ltd merged with Alpha Bank Ltd., while Alpha Insurance Brokers A.E. was sold in the same period.

4. On April 8, 2005 DELTA SINGULAR A.E. merged with the Bank according to the K2-4115 approval of the Ministry of Development. Up to April 8, 2005 the company was accounted for under the equity method.

5. No fixed assets have been pledged.

6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.

7. The related parties' transactions of the Group for the period 1.1-31.12.2005 are as follows: a) income € 136 thous. b) expenses € 6,648 thous. The related parties' transactions of the Bank for the period 1.1-31.12.2005 are as follows: a) income € 150,463 thous. b) expenses € 327,537 thous. The balances as at 31.12.2005 arising from the above transactions for the Group are as follows: a) receivables € 7,018 thous. b) liabilities € 15,493 thous. c) letters of guarantee € 1,498 thous. The balances as at 31.12.2005 arising from the above transactions for the Bank are as follows a) receivables € 2,456,223 thous. b) liabilities € 11,848,302 thous. c) letters of guarantee € 1,498 thous.

8. The total employees of the Group as at December 31, 2005 were 11,484 (31.12.2004 10,034) and the employees of the Bank as at December 31, 2005 were 7,173 (31.12.2004 7,179).

Athens, February 21, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK
S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK GROUP FOR THE PERIOD FROM JANUARY 1, 2005 TO SEPTEMBER 30, 2005

(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

CONSOLIDATED BALANCE SHEET

	30.9.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1,638,641	1,755,349
Due from banks	6,349,970	5,222,824
Securities held for trading	330,098	162,102
Derivative financial assets	160,911	171,633
Loans and advances to customers	25,922,110	22,377,785
Investment securities		
-Available for sale	5,333,654	1,973,594
Investments in associates	11,543	107,363
Investment property	29,542	27,359
Property, plant and equipment	945,968	916,767
Goodwill and other intangible assets	103,040	30,861
Deferred tax assets	203,940	200,158
Other assets	281,268	291,013
	41,310,685	**33,236,808**
Non current assets held for sale	85,795	-
TOTAL ASSETS	**41,396,480**	**33,236,808**
LIABILITIES		
Due to Banks	6,040,427	1,544,315
Derivative financial liabilities	170,353	228,945
Due to customers	21,244,300	20,696,624
Debt securities in issue and other borrowed funds	8,943,007	6,727,078
Liabilities for current income tax and other taxes	85,756	175,550
Deferred tax liabilities	23,956	3,883
Employee defined benefit obligations	592,353	557,269
Other liabilities	876,285	666,605
Provisions	300,737	289,093
Total Liabilities (a)	**38,277,174**	**30,889,362**

EQUITY		
Share Capital	1,456,018	1,274,272
Share premium	125,685	-
Reserves	387,444	365,095
Retained earnings	386,643	366,091
Treasury shares	-132,414	-18,873
Minority Interests	52,368	63,508
Hybrid securities	843,562	297,353
Total Equity (b)	**3,119,306**	**2,347,446**
TOTAL LIABILITIES AND EQUITY (a) + (b)	**41,396,480**	**33,236,808**

CONSOLIDATED INCOME STATEMENT

	1.1.-30.9.2005	1.1.-30.9.2004	1.7.-30.9.2005	1.7.-30.9.2004
Interest and similar income	1,332,257	1,133,030	469,836	390,434
Interest expense and similar charges	434,190	354,897	154,596	124,708
Net interest income	898,067	778,133	315,240	265,726
ee and commission income	276,331	261,236	102,104	86,165
ommission expense	18,045	15,776	7,192	6,423
et fee and commission income	258,286	245,460	94,912	79,742
ividend income	2,611	4,589	95	3,312
ains less losses on financial transactions	18,173	67,333	13,602	18,458
ther income	79,147	70,409	22,895	28,609
	99,931	142,331	36,592	50,379
otal income	**1,256,284**	**1,165,924**	**446,744**	**395,847**
taff costs	337,371	311,445	112,084	104,902
eneral administrative expenses	224,339	254,176	77,677	70,952
epreciation and amortisation expenses	47,446	42,818	16,054	14,559
ther expenses	3,021	352	1,783	336
otal expenses	**612,177**	**608,791**	**207,598**	**190,749**
npairment losses on loans and advances	188,803	166,725	64,587	60,702
hare of profit (loss) of associates	-1,012	38,043	137	-472
rofit before tax	**454,292**	**428,451**	**174,696**	**143,924**
come tax expense	91,572	112,915	35,983	38,801
rofit after tax	**362,720**	**315,536**	**138,713**	**105,123**
ttributable to the equity holders of the Bank	360,305	312,566	138,201	104,264
ttributable to minority interests	2,415	2,970	512	859
arnings per share:				
asic earnings per share (€)	1.26	1.10	0.48	0.37
iluted earnings per share (€)	1.26	1.10	0.48	0.37

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	30.9.2005	30.9.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**2,347,446**	**2,096,337**
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E	149,134	-
Change of participating interests in subsidiaries and new acquisitions	-25,456	-90,337
Dividends paid	-175,548	-118,822
Net income recognised directly in equity	37,457	-10,945
Profit for the period	362,720	315,536
Purchases / disposals of treasury shares and hybrid securities	-155,332	56,333
Proceeds from the issue of hybrid securities	588,000	-
Dividends paid to hybrid securities holders	-10,836	-10,382
Other	1,721	624
Equity at end of the period (30.9.2005 and 30.9.2004 respectively)	**3,119,306**	**2,238,344**

CONSOLIDATED CASH FLOW STATEMENT	**1.1-30.9.2005**	**1.1-30.9.2004**
Net cash flows from operating activities (a)	2,561,736	1,436,344
Net cash flows from investing activities (b)	-2,063,601	-223,973
Net cash flows from financing activities (c)	410,971	44,980
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	909,106	1,257,351
Effect of exhange rate fluctuations on cash and cash equivalents	9,217	-686
Total cash flow for the period	**918,323**	**1,256,665**
Cash and cash equivalents at beginning of the period	**6,437,078**	**7,175,245**
Cash and cash equivalents at end of the period	**7,355,401**	**8,431,910**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the Group participation in them as at 30.9.2005 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	100.00
7	Alpha Leasing A.E.	Greece	99.60
8	Alpha Leasing Romania S.A.	Romania	99.92
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	99.98
15	Alpha Finance Ltd	Cyprus	100.00
16	Alpha Ventures A.E.	Greece	100.00
17	Alpha Equity Fund A.E.	Greece	100.00
18	Alpha AEF European Capital Investments	Holland	100.00
19	Alpha Mutual Fund Management A.E.	Greece	100.00
20	Alpha Asset Management A.E.P.E.Y	Greece	100.00
21	Alpha Private Investment Services A.E.	Greece	100.00

22	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
23	Alpha Insurance A.E.	Greece	99.56
24	Alpha Insurance Romania S.A.	Romania	99.92
25	Alpha Insurance Agents A.E.	Greece	100.00
26	Alpha Insurance Brokers A.E.	Greece	94.58
27	Alpha Insurance LTD Cyprus	Cyprus	99.92
28	Alpha Astika Akinita A.E.	Greece	60.75
29	Alpha Group Jersey Ltd	Jersey	100.00
30	Ionian Hotel Enterprises A.E.	Greece	90.05
31	Ionian Holdings A.E.	Greece	100.00
32	Oceanos A.T.O.E.E.	Greece	100.00
33	Alpha Credit Group Plc	United Kingdom	100.00
34	Alpha Bank London Nominees Ltd	United Kingdom	100.00
35	Alpha Trustees Ltd	Cyprus	100.00
36	Messana Holdings S.A.	Luxemburg	100.00
37	Flagbright Ltd	United Kingdom	100.00
38	Kafe Mazi A.E.	Greece	100.00
39	Evremethea A.E.	Greece	100.00

The company No 6 is included in the consolidated financial statements for the first time, as at 31.3.2005 (see note No.3).
The company No 11 is included in the consolidated financial statements for the first time, as at 30.9.2005.
The company No 39 is included in the consolidated financial statements for the first time, as at 30.6.2005.

B. Joint Ventures consolidated under the proportionate method :

1	Cardlink A.E.	Greece	50.00
2	Ape Fixed Assets A.E.	Greece	60.10
3	Ape Commercial Property A.E.	Greece	60.10

The company No 1 is included in the consolidated financial statements for the first time, as at 31.12.2004.
The companies No 2 and 3 are included in the consolidated financial statements for the first time, as at 30.9.2005.

C. Associates accounted for under the equity method :

1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Gaiognomon A.E.	Greece	20.00
5	Micrel A.E.	Greece	21.03
6	Propindex A.E.	Greece	13.72
7	AEDEP Thessalias & Stereas Ellados	Greece	50.00
8	A.L.C. Novelle Investments Ltd	Cyprus	33.33
9	Geosynthesis A.E.	Greece	20.00

The subsidiary of the Group "Alpha Astika Akinita A.E." has participating interest of 22.58% in company No 6.
The company No 9 is included in the consolidated financial statements for the first time, as at 30.6.2005.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.

3. Within the reporting period ending on 30.9.2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka A.D. Beograd, for an amount of € 171.4 million and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thousand.

4. On April 8, 2005 DELTA SINGULAR A.E merged with the Bank according to the K2-4115 approval of the Ministry of Development. Up to April 8, 2005 the company was accounted under the equity method.

5. No fixed assets have been pledged.

6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group.

7. The total employees of the Group as at September 30, 2005 were 8,441 in Greece and 3,164 abroad.

8. The related parties' transactions of the Group for the period 1.1-30.9.2005 are as follows: a) revenues € 101 thous. b) expenses € 4,006 thous. The balance as at 30.9.2005 arising from the above transactions are as the follows: a) receivables € 4,272 thous. b) liabilities € 5,548 thous. c) letters of guarantee € 1,212 thous.

9. The basic accounting principles and methods, applied by the Group, are stated in the interim financial statements for the period ended 30.09.2005 and are available at the web site of the Bank.

Athens, November 29, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK
S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK GROUP
FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005
(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

Certified Auditor Accountants: Marios T. Kyriacou (A.M. SOEL 11121)
Nick E. Vouniseas (A.M. SOEL 18701)
Audit Company: KPMG Kyriacou Certified Auditors A.E.
Type of Auditors' report: Unqualified opinion

CONSOLIDATED BALANCE SHEET

	30.6.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1,396,358	1,755,349
Due from banks	9,564,109	5,222,824
Securities held for trading	363,094	162,102
Derivative financial assets	182,543	171,633
Loans and advances to customers	24,361,031	22,280,245
Investment securities		
-Available for sale	2,548,506	1,973,594
Investments in associates	11,506	107,363
Investment property	63,643	27,359
Property, plant and equipment	948,343	916,767
Goodwill and other intangible assets	102,344	30,861
Deferred tax assets	203,761	200,158
Other assets	382,869	388,553
	40,128,107	**33,236,808**
Non current assets held for sale	51,906	0
TOTAL ASSETS	**40,180,013**	**33,236,808**
LIABILITIES		
Due to Banks	5,949,895	1,544,315
Derivative financial liabilities	161,016	228,945
Due to customers	20,733,423	20,696,624
Debt securities in issue and other borrowed funds	8,412,253	6,727,078
Liabilities for current income tax and other taxes	69,154	175,550
Deferred tax liabilities	10,916	3,883
Employee defined benefit obligations	580,692	557,269
Other liabilities	883,864	666,605
Provisions	301,316	289,093
Total Liabilities (a)	**37,102,529**	**30,889,362**

EQUITY		
Share Capital	1,456,018	1,274,272
Share premium	125,685	-
Reserves	380,724	365,095
Retained earnings	243,877	366,091
Treasury shares	-30,166	-18,873
Minority Interests	63,142	63,508
Hybrid securities	838,204	297,353
Total Equity (b)	**3,077,484**	**2,347,446**
TOTAL LIABILITIES AND EQUITY (a) + (b)	**40,180,013**	**33,236,808**

CONSOLIDATED INCOME STATEMENT

	1.1-30.6.2005	1.1.-30.6.2004	1.4.-30.6.2005	1.4.-30.6.2004
Interest and similar income	862,421	742,596	446,773	378,956
Interest expense and similar charges	279,594	230,189	144,315	116,299
Net interest income	582,827	512,407	302,458	262,657
Fee and commission income	174,227	175,071	90,059	87,623
Fee and commission expense	10,853	9,353	5,929	5,276
Net fee and commission income	163,374	165,718	84,130	82,347
Dividend income	2,516	1,277	2,385	1,217
Gains less losses on financial transactions	4,571	48,875	-10,296	-781
Other income	56,252	41,800	35,396	28,250
	63,339	91,952	27,485	28,686
Total income	**809,540**	**770,077**	**414,073**	**373,690**
Staff costs	225,286	206,543	113,223	101,784
General administrative expenses	146,662	183,224	76,841	90,086
Depreciation and amortisation expenses	29,871	28,259	15,079	13,721
Other expenses	1,238	16	948	10
Total expenses	**403,057**	**418,042**	**206,091**	**205,601**
Impairment losses on loans and advances	124,216	106,023	58,885	53,597
Share of profit (loss) of associates	-1,149	38,515	100	37,499
Profit before tax	**281,118**	**284,527**	**149,197**	**151,991**
Less: income tax expense	55,741	74,114	25,957	36,598
Profit after tax	**225,377**	**210,413**	**123,240**	**115,393**
Profit after tax attributable to the equity holders of the Bank	223,319	208,302	122,132	114,365
Profit after tax attributable to minority interests	2,058	2,111	1,108	1,028
Earnings per share:				
Basic earnings per share (€)	0.78	0.73	0.42	0.40
Diluted earnings per share (€)	0.78	0.73	0.42	0.40

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	30.6.2005	30.6.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**2,347,446**	**2,096,337**
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E	149,134	-
Change of participating interests in subsidiaries and new acquisitions	-5,186	-84,667
Dividends paid	-175,140	-118,560
Net income recognised directly in equity	12,456	-15,601
Profit for the period	225,377	210,413
Purchases / disposals of treasury shares and hybrid securities	-58,442	75,358
Proceeds from the issue of hybrid securities	588,000	-
Dividends paid to hybrid securities holders	-7,265	-6,779
Other	1,104	414
Equity at end of the period (30.6.2005 and 30.6.2004 respectively)	**3,077,484**	**2,156,915**

CONSOLIDATED CASH FLOW STATEMENT

	1.1-30.6.2005	1.1-30.6.2004
Net cash flows from operating activities (a)	4,113,589	-1,604,358
Net cash flows from investing activities (b)	-665,818	-208,883
Net cash flows from financing activities (c)	525,733	46,748
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	3,973,504	-1,766,493
Effect of exhange rate fluctuations on cash and cash equivalents	11,823	7,167
Total cash flow for the period	**3,985,327**	**-1,759,326**
Cash and cash equivalents at beginning of the period	**6,437,078**	**7,175,245**
Cash and cash equivalents at end of the period	**10,422,405**	**5,415,919**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the Group participation in them as at 30.6.2005 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	88.64
7	Alpha Leasing A.E.	Greece	99.59
8	Alpha Leasing Romania S.A.	Romania	99.91
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
12	Alpha Finance US Corporation	U.S.A.	100.00
13	Alpha Finance Romania S.A.	Romania	99.98
14	Alpha Finance Ltd	Cyprus	100.00
15	Alpha Ventures A.E.	Greece	100.00
16	Alpha Equity Fund A.E.	Greece	100.00
17	Alpha AEF European Capital Investments	Holland	100.00
18	Alpha Mutual Fund Management A.E.	Greece	100.00
19	Alpha Asset Management A.E.P.E.Y	Greece	100.00
20	Alpha Private Investment Services A.E.	Greece	100.00
21	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
22	Alpha Insurance A.E.	Greece	99.56

23	Alpha Insurance Romania S.A.	Romania	99.92
24	Alpha Insurance Agents A.E.	Greece	100.00
25	Alpha Insurance Brokers A.E.	Greece	94.58
26	Alpha Insurance LTD Cyprus	Cyprus	99.92
27	Alpha Astika Akinita A.E.	Greece	60.35
28	Alpha Group Jersey Ltd	Jersey	100.00
29	Ionian Hotel Enterprises A.E.	Greece	89.51
30	Ionian Holdings A.E.	Greece	100.00
31	Oceanos A.T.O.E.E.	Greece	100.00
32	Alpha Credit Group Plc	United Kingdom	100.00
33	Alpha Bank London Nominees Ltd	United Kingdom	100.00
34	Alpha Trustees Ltd	Cyprus	100.00
35	Messana Holdings S.A.	Luxemburg	100.00
36	Flagbright Ltd	United Kingdom	100.00
37	Kafe Mazi A.E.	Greece	100.00
38	Evremethea A.E.	Greece	100.00

The company No 6 is included in the consolidated financial statements for the first time, as at 31.3.2005 (see note No.3)
The company No 38 is included in the consolidated financial statements for the first time, as at 30.6.2005

B. Joint Ventures consolidated under the proportionate method :

1	Cardlink A.E.	Greece	50.00

The company is included in the consolidated financial statements for the first time, as at 31.12.2004.

C. Associates accounted for under the equity method :

1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Gaiognomon A.E.	Greece	20.00
5	Micrel A.E.	Greece	21.03
6	Propindex A.E.	Greece	13.62
7	AEDEP Thessalias & Stereas Ellados	Greece	50.00
8	A.L.C. Novelle Investments Ltd	Cyprus	33.33
9	Geosynthesis A.E.	Greece	20.00

The subsidiary of the Group "Alpha Astika Akinita A.E." has participating interest of 22.58% in company No 6.
The company No 9 is included in the consolidated financial statements for the first time, as at 30.6.2005

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.

3. On February 3, 2005 the Bank acquired 88.64% of share capital of the Serbian bank Jubanka A.D. Beograd, by paying the amount of € 152 million. On August 8, 2005 the Bank concluded the public offer for the acquisition of the minority shares of Jubanka A.D. Beograd, resulting in Alpha Bank owning 97.14% of the total outstanding share capital. On April 8, 2005 DELTA SINGULAR A.E merged with the Bank according to the K2-4115 approval of the Ministry of Development. Up to April 8, 2005 the company was accounted under the equity method.

4. No fixed assets have been pledged.

5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group.

6. The total employees of the Group as at June 30, 2005 were 8,512 in Greece and 3,111 abroad.

7. The related parties' transactions of the Group are as follows: a) revenues € 68 thous. b) expenses € 2,113 thous. c) receivables € 2,390 thous. d) liabilities € 5,222 thous. and e) letters of guarantee € 1,044 thous.

8. The basic accounting principles and methods, applied by the Group, are stated in the interim financial statements for the period ended 30.6.2005 and are available at the web site of the Bank.

Athens, August 30, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK
S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK GROUP FOR THE PERIOD FROM JANUARY 1, 2005 TO MARCH 31, 2005 (Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

CONSOLIDATED BALANCE SHEET

	31.3.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1,067,912	1,755,349
Due from banks	5,540,718	5,222,824
Securities held for trading	1,145,139	162,102
Derivative financial assets	152,309	171,633
Loans and advances to customers	23,354,783	22,420,474
Investment securities		
-Available for sale	1,763,433	1,973,594
Investments in associates	106,178	107,363
Investment property	27,747	27,359
Property, plant and equipment	948,089	916,767
Goodwill and other intangible assets	101,873	30,861
Deferred tax assets	210,841	200,158
Other assets	366,615	388,553
	34,785,637	**33,377,037**
Non current assets held for sale	32,301	0
TOTAL ASSETS	**34,817,938**	**33,377,037**
LIABILITIES		
Due to Banks	1,941,670	1,544,315
Derivative financial liabilities	205,029	228,945
Due to customers	20,062,390	20,696,624
Debt securities in issue and other borrowed funds	8,460,973	7,025,724
Liabilities for current income tax and other taxes	186,088	175,550
Deferred tax liabilities	16,177	3,883
Employee defined benefit obligations	568,908	557,269
Other liabilities	926,632	806,833
Provisions	301,063	289,093
Total Liabilities (a)	**32,668,930**	**31,328,236**
EQUITY		
Share Capital	1,274,272	1,274,272
Reserves	361,437	365,095
Retained earnings	458,186	364,799
Treasury shares	-18,829	-18,873
Minority Interests	73,942	63,508
Total Equity (b)	**2,149,008**	**2,048,801**
TOTAL LIABILITIES AND EQUITY (a) + (b)	**34,817,938**	**33,377,037**

CONSOLIDATED INCOME STATEMENT

	1.1-31.3.2005	1.1-31.3.2004
Interest and similar income	415,648	363,640
Interest expense and similar charges	142,520	117,229
Net interest income	273,128	246,411
Fee and commission income	84,168	87,448
Fee and commission expense	4,924	4,077
Net fee and commission income	79,244	83,371
Dividend income	131	60
Gains less losses on financial transactions	16,093	49,656
Other income	20,856	13,550
	37,080	63,266
Total income	**389,452**	**393,048**
Staff costs	112,063	104,759
General administrative expenses	69,821	93,138
Depreciation and amortisation expenses	14,792	14,538
Impairment losses on loans and advances	65,331	52,426
Other expenses	290	6
Total expenses	**262,297**	**264,867**
Share of profit (loss) of associates	-1,249	1,016
Profit before tax	**125,906**	**129,197**
Less: income tax expense	29,784	37,516
Profit after tax	**96,122**	**91,681**
Profit after tax attributable to the equity holders of the Bank	95,172	90,598
Profit after tax attributable to minority interests	950	1,083
Earnings per share:		
Basic earnings per share (€)	0.41	0.39
Diluted earnings per share (€)	0.41	0.39

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	31.3.2005	31.3.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**2,048,801**	**1,870,088**
Change of participating interests in subsidiaries and new acquisitions	9,408	-26,132
Net income recognised directly in equity	-5,323	5,424
Profit for the period after tax	96,122	91,681
Equity at end of the period (31.3.2005 and 31.3.2004 respectively)	**2,149,008**	**1,941,061**

RECONCILIATION OF CONSOLIDATED EQUITY BETWEEN GREEK GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

	31.12.2004	31.12.2003
Total equity in accordance with GAP	**2,413,078**	**2,254,286**
Recognition of employee defined benefit obligations	-523,834	-539,110
Recognition of deferred tax assets and liabilities	196,275	192,772
Reclassification of dividends payable to retained earnings	174,064	117,502
Intangible assets written-off	-98,709	-82,054
Application of effective interest rate on loans	-50,896	-32,606
Measurement of financial instruments at fair value	-19,588	-22,722
Impairment of foreclosed property	-45,558	-43,128
Consolidation of subsidiaries previously excluded from consolidation under Greek Gaap and other adjustments	3,969	25,148
Total equity in accordance with IFRS	**2,048,801**	**1,870,088**

CONSOLIDATED CASH FLOW STATEMENT	1.1-31.3.2005	1.1-31.3.2004
Net cash flows from operating activities (a)	-1,103,517	-19,287
Net cash flows from investing activities (b)	91,958	529,891
Net cash flows from financing activities (c)	650,450	123,630
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	-361,109	634,234
Effect of exhange rate fluctuations on cash and cash equivalents	5,517	3,047
Total cash flow for the period	**-355,592**	**637,281**
Cash and cash equivalents at beginning of the period	**6,437,078**	**7,175,246**
Cash and cash equivalents at end of the period	**6,081,486**	**7,812,527**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK" are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	96.40
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	88.64
7	Alpha Leasing A.E.	Greece	99.58
8	Alpha Leasing Romania S.A.	Romania	99.20
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
12	Alpha Finance US Corporation	U.S.A.	100.00
13	Alpha Finance Romania S.A.	Romania	99.11
14	Alpha Finance Ltd	Cyprus	100.00
15	Alpha Ventures A.E.	Greece	100.00
16	Alpha Equity Fund A.E.	Greece	100.00
17	Alpha AEF European Capital Investments	Holand	100.00
18	Alpha Mutual Fund Management A.E.	Greece	100.00
19	Alpha Asset Management A.E.P.E.Y	Greece	100.00
20	Alpha Private Investment Services A.E.	Greece	100.00
21	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
22	Alpha Insurance A.E.	Greece	99.56
23	Alpha Insurance Romania S.A.	Romania	99.22
24	Alpha Insurance Agents A.E.	Greece	100.00
25	Alpha Insurance Brokers A.E.	Greece	94.58
26	Alpha Insurance LTD Cyprus	Cyprus	99.92
27	Alpha Astika Akinita A.E.	Greece	53.36
28	Alpha Group Jersey Ltd	Jersey	100.00
29	Ionian Hotel Enterprises A.E.	Greece	88.64
30	Ionian Holdings A.E.	Greece	100.00
31	Oceanos A.T.O.E.E.	Greece	100.00
32	Alpha Credit Group Plc	United Kingdom	100.00
33	Alpha Bank London Nominees Ltd	United Kingdom	100.00
34	Alpha Trustees Ltd	Cyprus	100.00
35	Messana Holdings S.A.	Luxeburg	100.00
36	Flagbright Ltd	United Kingdom	100.00
37	Kafe Mazi A.E.	Greece	100.00

The company No 6 is included in the consolidated financial statements for the first time, as at 31.3.2005 (see note No.3)

B. Joint Ventures consolidated under the proportionate method :

1	Cardlink A.E.	Greece	50.00

The company is included in the consolidated financial statements for the first time as at 31.12.2004.

C. Associates accounted for under the equity method :

1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Delta-Singular A.E.P.	Greece	38.76
5	Gaiognomon A.E.	Greece	20.00
6	Micrel A.E.	Greece	21.03
7	Propindex A.E.	Greece	15.56
8	AEDEP Thessalias & Stereas Ellados	Greece	50.00
9	A.L.C. Novelle Investments Ltd	Cyprus	33.33

The subsidiary of the Group "Alpha Astika Akinita A.E.", has participating interest of 22.58% in company No 7.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 2000.

3. On February 3, 2005 the Bank acquired 88.64% of share capital of the Serbian bank Jubanka a.d. Beograd, for the amount of € 152 million.

4. No fixed assets have been pledged.

5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group.

6. The total employees of the Group as at March 31, 2005 were 8,327 in Greece and 3,038 abroad.

7. The figures arising from the transactions of the Group with related parties are : a) revenues € 49 thous. b) expenses € 668 thous. c) receivables € 6,021 thous. d) liabilities € 184,358 thous. and e) letters of guarantee € 10 thous.

Athens, June 28, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

9. Condensed Financial Data and Information of the Bank

ALPHA BANK A.E.
CONDENSED FINANCIAL DATA AND INFORMATION
FOR THE PERIOD FROM JANUARY 1, 2005 TO DECEMBER 31, 2005

(In accordance with Law 2190 article 135, concerning financial institutions that prepare annual financial statements in accordance with International Financial Reporting Standards IFRS)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. The reader who seeks to have a complete view of the financial position and its results may visit the web site www.alpha.gr where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report.

INFORMATION OF ALPHA BANK

Registered office	: 40 Stadiou Street, 102 52 Athens
R.N.S.A.	: 6066/06/B/86/05
Supervising authority	: Bank of Greece, Ministry of Development
Date of approval of the Financial Statements (from which the condensed financial statements were derived)	: February 21, 2006
Certified Auditors	: Marios T. Kyriacou (A.M. SOEL 11121)
	: Nick E. Vouniseas (A.M. SOEL 18701)
Audit company	: KPMG Kyriakou Certified Auditors S.A.
Type of Auditor's Report	: Unqualified opinion
Web site address	: www.alpha.gr

THE MEMBERS OF THE BOARD OF DIRECTORS CONSIST OF:

CHAIRMAN (Executive member)
Yannis S. Costopoulos

VICE-CHAIRMAN
(Non-executive member)
Andreas L. Canellopoulos

MANAGING DIRECTOR
(Executive member)
Demetrios P. Mantzounis

OTHER EXECUTIVE MEMBERS
Marinos S.Yannopoulos
Artemis Ch. Theodoridis
Spyros N. Filaretos

NON-EXECUTIVE MEMBERS
George E. Agouridis
Sophia G. Eleftheroudaki
Paul G. Karakostas
Ioannis K. Lyras
Nicholaos I. Manessis
Minas G. Tanes

INDEPENDENT NON-EXECUTIVE MEMBERS
Pavlos A. Apostolides
Thanos M. Veremis

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.12.2005	**31.12.2004**	**31.12.2005**	**31.12.2004**
ASSETS				
Cash and balances with Central Banks	2,202,382	1,755,349	1,621,172	1,422,363
Due from banks	4,775,229	5,222,824	5,673,393	5,716,248
Securities held for trading	122,638	162,102	153,587	156,925
Derivative financial assets	138,997	171,633	139,114	172,144
Loans and advances to customers	27,356,543	22,377,785	24,201,139	19,901,496
Investment securities				
- Available for sale	7,745,062	1,973,594	7,561,491	2,217,850
Investments in subsidiaries	-	-	1,471,394	1,221,616
Investments in associates	11,389	107,363	10,585	110,132
Investment property	29,550	27,359	43,245	43,547
Property, plant and equipment	937,973	916,767	529,511	527,848
Goodwill and other intangible assets	107,436	30,861	33,016	23,109
Deferred tax assets	202,519	200,158	177,936	172,339
Other assets	285,258	291,013	143,414	157,052
	43,914,976	**33,236,808**	**41,758,997**	**31,842,669**
Non-current assets held for sale	92,070	-	90,249	-
TOTAL ASSETS	**44,007,046**	**33,236,808**	**41,849,246**	**31,842,669**
LIABILITIES				
Due to Banks	8,128,599	1,544,315	8,600,366	1,810,972
Derivative financial liabilities	140,236	228,945	140,632	228,989
Due to customers	21,644,804	20,696,624	19,301,646	18,948,052
Debt securities in issue and other borrowed funds	9,192,626	6,727,078	10,665,761	7,834,909
Liabilities for current income tax and other taxes	128,202	175,550	87,699	127,367
Deferred tax liabilities	23,857	3,883	19,517	1,755
Employee defined benefit obligations	561,748	557,269	513,797	516,929
Other liabilities	743,372	666,605	566,763	559,342
Provisions	317,871	289,093	1,628	2,337
	40,881,315	30,889,362	39,897,809	30,030,652
Liabilities related to non-current assets held for sale	3,047	-	-	-
Total Liabilities (a)	**40,884,362**	**30,889,362**	**39,897,809**	**30,030,652**
EQUITY				
Share Capital	1,456,018	1,274,272	1,456,018	1,274,272
Share premium	125,685	-	125,685	-
Reserves	324,297	365,095	220,423	264,835
Retained earnings	506,985	366,091	337,439	291,548
Treasury shares	(188,316)	(18,873)	(188,128)	(18,638)
Equity attributable to equity holders of the Bank	2,224,669	1,986,585	1,951,437	1,812,017
Minority Interest	53,069	63,508	-	-
Hybrid securities	844,946	297,353	-	-
Total Equity (b)	**3,122,684**	**2,347,446**	**1,951,437**	**1,812,017**
TOTAL LIABILITIES AND EQUITY (a) + (b)	44,007,046	33,236,808	41,849,246	31,842,669

INCOME STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Interest and similar income	1,829,435	1,541,920	1,594,680	1,346,977
Interest expense and similar charges	(604,490)	(486,891)	(612,490)	(461,804)
Net interest income	1,224,945	1,055,029	982,190	885,173
Fee and commission income	380,380	354,687	271,119	265,485
Commission expense	(26,093)	(22,144)	(22,495)	(18,911)
Net fee and commission income	354,287	332,543	248,624	246,574
Dividend income	2,640	5,601	59,608	29,759
Gains less losses on financial transactions	30,170	78,616	(3,324)	69,136
Other income	111,661	105,370	27,010	23,178
	144,471	189,587	83,294	122,073
Total income	**1,723,703**	**1,577,159**	**1,314,108**	**1,253,820**
Staff costs	(446,124)	(419,260)	(336,377)	(328,554)
General administrative expenses	(309,755)	(332,824)	(241,185)	(276,007)
Depreciation and amortisation expenses	(62,488)	(56,837)	(37,177)	(36,428)
Other expenses	(5,108)	(1,259)	(426)	(1,268)
Total expenses	**(823,475)**	**(810,180)**	**(615,165)**	**(642,257)**
Impairment losses on loans and advances	(256,845)	(229,228)	(231,536)	(189,765)
Share of profit (loss) of associates	(1,165)	37,458	-	-
Profit before tax	**642,218**	**575,209**	**467,407**	**421,798**
Income tax expense	(136,348)	(163,409)	(89,537)	(115,835)
Profit after tax	**505,870**	**411,800**	**377,870**	**305,963**
Attributable to equity holders of the Bank	502,174	408,228	-	-
Attributable to minority interests	3,696	3,572	-	-
Basic earnings per share (€)	1.76	1.44	1.32	1.08
Diluted earnings per share (€)	1.75	1.44	1.32	1.08
Proposed dividend for the year 2005 per share (€)			0.84	
Adjusted dividend for the year 2004 per share (€)				0.60

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Equity at beginning of the period (1.1.2005 and 1.1.2004 respectively)	2,347,446	2,096,337	1,812,017	1,648,797
Profit for the period after tax	505,870	411,800	377,870	305,963
	2,853,316	2,508,137	2,189,887	1,954,760
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A,E	149,134	-	149,134	-
Change of participating interests in subsidiaries and new acquisitions	(25,452)	(88,949)	-	-
Dividends paid	(175,548)	(118,822)	(174,064)	(117,502)
Net income recognised directly in equity	(45,346)	5,640	(46,275)	(9,014)
Purchases / disposals of treasury shares and hybrid securities	(209,850)	54,094	(169,490)	(18,638)
Proceeds from the issue of hybrid securities	588,000	-	-	-
Dividends paid to hybrid securities holders	(13,815)	(14,042)	-	-
Other	2,245	1,388	2,245	2,411
Equity at end of the period (31.12.2005 and 31.12.2004 respectively)	**3,122,684**	**2,347,446**	**1,951,437**	**1,812,017**

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Net cash flows from operating activities (a)	5,827,415	(974,329)	4,983,494	(468,488)
Net cash flows from investing activities (b)	(6,020,673)	(410,832)	(5,614,791)	(769,579)
Net cash flows from financing activities (c)	292,637	(77,614)	321,910	(155,461)
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	99,379	(1,462,775)	(309,387)	(1,393,528)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,949)	4,890	1,320	883
Total cash flow for the period	**97,430**	**(1,457,885)**	**(308,067)**	**(1,392,645)**
Cash and cash equivalents at beginning of the period	**5,568,384**	**7,026,269**	**5,392,022**	**6,784,667**
Cash and cash equivalents at end of the period	**5,665,814**	**5,568,384**	**5,083,955**	**5,392,022**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation directly or indirectly in them as at 31.12.2005 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	99.99
7	Alpha Leasing A.E.	Greece	99.61
8	Alpha Leasing Romania S.A.	Romania	100.00
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	100.00
15	Alpha Ventures A.E.	Greece	100.00
16	Alpha Equity Fund A.E.	Greece	100.00
17	Alpha AEF European Capital Investments	Holland	100.00
18	Alpha Mutual Fund Management A.E.	Greece	100.00
19	Alpha Asset Management A.E.P.E.Y	Greece	100.00
20	Alpha Private Investment Services A.E.	Greece	100.00
21	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
22	Alpha Insurance A.E.	Greece	99.56
23	Alpha Insurance Romania S.A.	Romania	100.00
24	Alpha Insurance Agents A.E.	Greece	100.00
25	Alpha Insurance LTD Cyprus	Cyprus	100.00
26	Alpha Astika Akinita A.E.	Greece	61.21
27	Alpha Group Jersey Ltd	Jersey	100.00
28	Ionian Hotel Enterprises A.E.	Greece	90.28
29	Ionian Holdings A.E.	Greece	100.00
30	Oceanos A.T.O.E.E.	Greece	100.00
31	Alpha Credit Group Plc	United Kingdom	100.00
32	Alpha Bank London Nominees Ltd	United Kingdom	100.00
33	Alpha Trustees Ltd	Cyprus	99.99
34	Alpha Advisory Romania SRL	Romania	99.98
35	Messana Holdings S.A.	Luxemburg	100.00
36	Flagbright Ltd	United Kingdom	100.00
37	Kafe Mazi A.E.	Greece	100.00
38	Evremethea A.E.	Greece	100.00

The companies No 6, 11 and 38 have been consolidated for the first time in 2005.
The company No 11 was established by Alpha Bank Jersey at 13.9.2005.
The company No 38 was consolidated due to the absorption of Delta Singular A.E. from the Bank.

B. **Joint Ventures consolidated under the proportionate method :**

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50.00
2	APE Fixed Assets A.E.	Greece	60.10
3	APE Commercial Property A.E.	Greece	60.10

The companies No 2 and 3 were consolidated for the first time in 2005 (see note No 3 set out below).

C. **Associates accounted for under the equity method :**

No	Company name	Registered office	Participation %
1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Gaiognomon A.E.	Greece	20.00
5	Propindex A.E.	Greece	22.58
6	AEDEP Thessalias & Stereas Ellados	Greece	50.00
7	A.L.C. Novelle Investments Ltd	Cyprus	33.33
8	Geosynthesis A.E.	Greece	20.00

The company No 8 was consolidated for the first time in 2005 due to the absorption of Delta Singular A.E. from the Bank.
Micrel A.E. was not accounted for in 2005 under equity method due to decrease in the participation.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.

3. Within the year 2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka A.D. Beograd, for an amount of € 171.4 million and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thous. In 2005 Alpha Finance Ltd merged with Alpha Bank Ltd., while Alpha Insurance Brokers A.E. was sold in the same period.

4. On April 8, 2005 DELTA SINGULAR A.E.merged with the Bank according to the K2-4115 approval of the Ministry of Development. Up to April 8, 2005 the company was accounted for under the equity method.

5. No fixed assets have been pledged.

6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.

7. The related parties' transactions of the Group for the period 1.1-31.12.2005 are as follows: a) income € 136 thous. b) expenses € 6,648 thous. The related parties' transactions of the Bank for the period 1.1-31.12.2005 are as follows: a) income € 150,463 thous. b) expenses € 327,537 thous. The balances as at 31.12.2005 arising from the above transactions for the Group are as follows: a) receivables € 7,018 thous. b) liabilities € 15,493 thous. c) letters of guarantee € 1,498 thous. The balances as at 31.12.2005 arising from the above transactions for the Bank are as follows a) receivables € 2,456,223 thous. b) liabilities € 11,848,302 thous. c) letters of guarantee € 1,498 thous.

8. The total employees of the Group as at December 31, 2005 were 11,484 (31.12.2004 10,034) and the employees of the Bank as at December 31, 2005 were 7,173 (31.12.2004 7,179).

Athens, February 21, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

FINANCIAL INFORMATION FOR THE PERIOD FROM JANUARY 1, 2005 TO SEPTEMBER 30, 2005
(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

BALANCE SHEET	30.9.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1.013.545	1.422.363
Due from banks	6.957.931	5.716.248
Securities held for trading	368.916	156.925
Derivative financial assets	160.673	172.144
Loans and advances to customers	23.087.736	19.901.496
Investment securities		
-Available for sale	*5.215.140*	*2.217.850*
Investments in subsidiaries and associates	1.490.067	1.331.748
Investment property	43.303	43.547
Property, plant and equipment	530.336	527.848
Goodwill and other intangible assets	23.502	23.109
Deferred tax assets	182.416	172.339
Other assets	150.669	157.052
	39.224.234	**31.842.669**
Non-current assets held for sale	85.701	-
TOTAL ASSETS	**39.309.935**	**31.842.669**
LIABILITIES		
Due to Banks	*6.515.317*	*1.810.972*
Derivative financial liabilities	170.896	228.989
Due to customers	18.944.987	18.948.052
Debt securities in issue and other borrowed funds	10.367.280	7.834.909
Liabilities for current income tax and other taxes	52.738	127.367
Deferred tax liabilities	19.451	1.755
Employee defined benefit obligations	547.393	516.929
Other liabilities	729.398	559.342
Provisions	1.904	2.337
Total Liabilities (a)	**37.349.364**	**30.030.652**
EQUITY		
Share Capital	1.456.018	1.274.272
Share premium	125.685	-
Reserves	268.258	264.835
Retained earnings	242.835	291.548
Treasury shares	-132.225	-18.638
Total Equity (b)	**1.960.571**	**1.812.017**
TOTAL LIABILITIES AND EQUITY (a) + (b)	**39.309.935**	**31.842.669**

INCOME STATEMENT	1.1-30.9.2005	1.1-30.9.2004	1.7-30.9.2005	1.7-30.9.2004
Interest and similar income	1.153.861	991.012	409.235	338.780
Interest expense and similar charges	435.628	336.422	158.708	115.731
Net interest income	718.233	654.590	250.527	223.049
Fee and commission income	196.047	195.752	71.234	66.002
Commission expense	16.329	13.449	6.683	5.583
Net fee and commission income	179.718	182.303	64.551	60.419
Dividend income	59.612	29.759	3	2.645
Gains less losses on financial transactions	-2.170	56.627	6.081	15.545
Other income	19.321	7.742	3.411	1.878
	76.763	94.128	9.495	20.068
Total income	**974.714**	**931.021**	**324.573**	**303.536**
Staff costs	259.364	241.771	85.866	81.111
General administrative expenses	173.845	210.137	61.242	55.951
Depreciation and amortisation expenses	27.992	27.156	9.086	9.029
Other expenses	210	348	140	339
Total expenses	**461.411**	**479.412**	**156.334**	**146.430**
Impairment losses on loans and advances	171.701	138.903	55.966	48.371
Profit before tax	**341.602**	**312.706**	**112.273**	**108.735**
Income tax expense	58.356	84.229	24.207	29.752
Profit after tax	**283.246**	**228.477**	**88.066**	**78.983**
Earnings per share:				
Basic earnings per share (€)	0,99	0,81	0,31	0,28
Diluted earnings per share (€)	0,99	0,81	0,31	0,28

STATEMENT OF CHANGES IN EQUITY	30.9.2005	30.9.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**1.812.017**	**1.648.797**
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.	149.134	-
Dividends paid	-174.064	-117.502
Net income recognised directly in equity	2.103	-24.477
Profit for the period	283.246	228.477
Purchases of treasury shares	-113.587	-17.687
Other	1.722	1.647
Equity at end of the period (30.9.2005 and 30.9.2004 respectively)	**1.960.571**	**1.719.255**

CASH FLOW STATEMENT	1.1-30.9.2005	1.1-30.9.2004
Net cash flows from operating activities (a)	3.398.788	1.545.515
Net cash flows from investing activities (b)	-3.220.790	-427.067
Net cash flows from financing activities (c)	392.796	33.159
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	570.794	1.151.607
Effect of exchange rate fluctuations on cash and cash equivalents	1.049	787
Total cash flow for the period	**571.843**	**1.152.394**
Cash and cash equivalents at beginning of the period	**6.085.579**	**6.933.643**
Cash and cash equivalents at end of the period	**6.657.422**	**8.086.037**

ADDITIONAL DATA AND INFORMATION

1. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
2. Within the reporting period ending on 30.9.2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka a.d. Beograd, for an amount of € 171.4 mln and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thousand.
3. On April 8, 2005 DELTA SINGULAR A.E. merged with the Bank, according to the K2-4115 approval of the Ministry of Development.
4. No fixed assets have been pledged.
5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
6. The total employees of the Bank as at September 30, 2005 were 6,952 in Greece and 191 abroad.
7. The related parties' transactions of the Bank for the period 1.1-30.9.2005 are as follows: a) revenues€ 120,178 thous. b) expenses € 230,348 thous.
   The balances as at 30.9.2005 arising from the above transactions are as follows: a) receivables€ 2,106,167 thous. b) liabilities € 11,567,966 thous. c) letters of guarantee € 1,212 thous.
8. The basic accounting principles and methods applied by the Bank, are stated in the interim financial statements for the period ended 30.9.2005 and are available at the web site of the Bank.

Athens, November 29, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

FINANCIAL INFORMATION FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005
(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

Certified Auditor Accountants: Marios T. Kyriacou (A.M. SOEL 11121)
Nick E.Vouniseas (A.M. SOEL 18701)
Audit company: KPMG Kyriacou Certified Auditors A.E.
Type of Auditors' Report: Unqualified opinion

BALANCE SHEET	30.6.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	931.848	1.422.363
Due from banks	10.231.729	5.716.248
Securities held for trading	404.555	156.925
Derivative financial assets	177.693	172.144
Loans and advances to customers	21.711.423	19.901.496
Investment securities		
-Available for sale	2.732.490	2.217.850
Investments in subsidiaries and associates	1.403.067	1.331.748
Investment property	76.838	43.547
Property, plant and equipment	530.674	527.848
Goodwill and other intangible assets	22.584	23.109
Deferred tax assets	175.393	172.339
Other assets	148.263	157.052
	38.546.557	31.842.669
Non-current assets held for sale	51.813	-
TOTAL ASSETS	38.598.370	31.842.669
LIABILITIES		
Due to Banks	6.301.200	1.810.972
Derivative financial liabilities	155.361	228.989
Due to customers	18.737.677	18.948.052
Debt securities in issue and other borrowed funds	10.087.022	7.834.909
Liabilities for current income tax and other taxes	38.248	127.367
Deferred tax liabilities	8.110	1.755
Employee defined benefit obligations	537.164	518.929
Other liabilities	762.692	559.342
Provisions	1.882	2.337
Total Liabilities (a)	36.629.356	30.030.652
EQUITY		
Share Capital	1.456.018	1.274.272
Share premium	125.685	-
Reserves	262.516	264.835
Retained earnings	154.770	291.548
Treasury shares	-29.975	-18.638
Total Equity (b)	1.969.014	1.812.017
TOTAL LIABILITIES AND EQUITY (a) + (b)	38.598.370	31.842.669

INCOME STATEMENT	1.1-30.6.2005	1.1-30.6.2004	1.4-30.6.2005	1.4-30.6.2004
Interest and similar income	744.626	652.232	385.779	332.152
Interest expense and similar charges	276.920	220.691	146.663	111.495
Net interest income	467.706	431.541	239.116	220.657
Fee and commission income	124.813	129.750	64.965	67.181
Fee and commission expense	9.646	7.866	5.170	4.507
Net fee and commission income	115.167	121.884	59.795	62.674
Dividend income	59.609	27.114	5.042	16.965
Gains less losses on financial transactions	-8.251	41.082	-16.692	-4.224
Other income	15.910	5.864	12.437	3.960
	67.268	74.060	787	16.701
Total income	650.141	627.485	299.698	300.032
Staff costs	173.498	160.660	86.015	79.113
General administrative expenses	112.603	154.186	58.850	79.115
Depreciation and amortisation expenses	18.906	18.127	9.424	8.711
Other expenses	70	9	61	4
Total expenses	305.077	332.982	154.350	166.943
Impairment losses on loans and advances	115.735	90.532	59.020	45.771
Profit before tax	229.329	203.971	86.328	87.318
Income tax expense	34.149	54.477	14.166	23.209
Profit after tax	195.180	149.494	72.162	64.109
Earnings per share:				
Basic earnings per share (€)	0,68	0,53	0,25	0,23
Diluted earnings per share (€)	0,68	0,53	0,25	0,23

STATEMENT OF CHANGES IN EQUITY	30.6.2005	30.6.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	1.812.017	1.648.797
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.	149.134	-
Dividends paid	-174.064	-117.502
Net income recognised directly in equity	-3.021	-23.782
Profit for the period	195.180	149.494
Purchases of treasury shares	-11.337	-
Other	1.105	414
Equity at end of the period (30.6.2005 and 30.6.2004 respectively)	1.969.014	1.657.421

CASH FLOW STATEMENT	1.1-30.6.2005	1.1-30.6.2004
Net cash flows from operating activities (a)	3.967.512	-1.543.545
Net cash flows from investing activities (b)	-621.119	-309.760
Net cash flows from financing activities (c)	516.640	69.720
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	3.863.033	-1.783.585
Effect of exchange rate fluctuations on cash and cash equivalents	601	481
Total cash flow for the period	3.863.634	-1.783.104
Cash and cash equivalents at beginning of the period	6.085.579	6.933.643
Cash and cash equivalents at end of the period	9.949.213	5.150.539

ADDITIONAL DATA AND INFORMATION:

1. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
2. On February 3, 2005 the Bank acquired 88.64% of share capital of the Serbian bank Jubanka A.D. Beograd, by paying the amount of€ 152 million. On August 8, 2005 the Bank concluded the public offer for the acquisition of the minority shares of Jubanka A.D. Beograd, resulting in Alpha Bank owning 97.14% of the total outstanding share capital. On April 8, 2005 DELTA SINGULAR A.E. merged with the Bank, according to the K2-4115 approval of the Ministry of Development.
3. No fixed assets have been pledged.
4. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
5. The total employees of the Bank as at June 30, 2005 were 6,981 in Greece and 177 abroad.
6. The related parties' transactions of the Bank are as follows: a) revenues€ 99,719 thous. b) expenses € 141,881 thous. c) receivables € 2,370,931 thous. d) liabilities € 11,158,046 thous. e) letters of guarantee € 1,044 thous.
7. The basic accounting principles and methods applied by the Bank, are stated in the interim financial statements for the period ended 30.6.2005 and are available at the web site of the Bank.

Athens, August 30, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

FINANCIAL INFORMATION FOR THE PERIOD FROM JANUARY 1, 2005 TO MARCH 31, 2005
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at **www.alpha.gr**, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

BALANCE SHEET	31.3.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	686.121	1.422.363
Due from banks	6.092.514	5.716.248
Securities held for trading	1.207.950	156.925
Derivative financial assets	152.974	172.144
Loans and advances to customers	20.640.271	19.901.496
Investment securities		
-Available for sale	1.633.134	2.217.850
Investments in subsidiaries and associates	1.487.512	1.331.748
Investment property	43.457	43.547
Property, plant and equipment	528.396	527.848
Goodwill and other intangible assets	21.630	23.109
Deferred tax assets	180.670	172.339
Other assets	187.751	157.052
	32.862.380	31.842.669
Non current assets held for sale	32.219	0
TOTAL ASSETS	32.894.599	31.842.669
LIABILITIES		
Due to Banks	2.296.233	1.810.972
Derivative financial liabilities	204.998	228.989
Due to customers	18.122.944	18.948.052
Debt securities in issue and other borrowed funds	8.984.507	7.834.909
Liabilities for current income tax and other taxes	136.613	127.367
Deferred tax liabilities	13.124	1.755
Employee defined benefit obligations	527.098	516.929
Other liabilities	681.875	559.342
Provisions	2.012	2.337
Total Liabilities (a)	30.969.404	30.030.652
EQUITY		
Share Capital	1.274.272	1.274.272
Reserves	254.370	264.835
Retained earnings	415.191	291.548
Treasury shares	-18.638	-18.638
Total Equity (b)	1.925.195	1.812.017
TOTAL LIABILITIES AND EQUITY (a) + (b)	**32.894.599**	**31.842.669**

INCOME STATEMENT	1.1-31.3.2005	1.1-31.3.2004
Interest and similar income	358.847	320.080
Interest expense and similar charges	130.257	109.196
Net interest income	228.590	210.884
Fee and commission income	59.848	62.569
Fee and commission expense	4.476	3.359
Net fee and commission income	55.372	59.210
Dividend income	54.567	10.149
Gains less losses on financial transactions	8.441	45.306
Other income	3.473	1.904
	66.481	57.359
Total income	**350.443**	**327.453**
Staff costs	87.483	81.547
General administrative expenses	53.753	75.071
Depreciation and amortisation expenses	9.482	9.416
Impairment losses on loans and advances	56.715	44.761
Other expenses	9	5
Total expenses	**207.442**	**210.800**
Profit before tax	**143.001**	**116.653**
Less: income tax expense	19.983	31.268
Profit after tax	**123.018**	**85.385**
Earnings per share:		
Basic earnings per share (€)	0,53	0,36
Diluted earnings per share (€)	0,52	0,36

STATEMENT OF CHANGES IN EQUITY	31.3.2005	31.3.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**1.812.017**	**1.648.797**
Net income recognised directly in equity	-10.960	-7.519
Profit for the period after tax	123.018	85.385
Other	1.120	207
Equity at end of the period (31.3.2005 and 31.3.2004 respectively)	**1.925.195**	**1.726.870**

RECONCILIATION OF EQUITY BETWEEN GREEK GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)	31.12.2004	31.12.2003
Total equity in accordance with Greek GAAP	**2.497.065**	**2.274.225**
Recognition of employee defined benefit obligations	-510.341	-526.042
Recognition of deferred tax assets and liabilities	170.584	167.972
Reclassification of dividends payable to retained earnings	174.064	117.502
Intangible assets written-off	-98.478	-81.222
Application of effective interest rate on loans	-24.719	-13.014
Measurement of financial instruments at fair value	-21.998	-15.033
Impairment of foreclosed property	-45.419	-43.128
Restatement of investments in subsidiaries and associates to acquisition cost	-341.650	-246.002
Other adjustments	12.909	117.502
Total equity in accordance with IFRS	**1.812.017**	**1.752.760**

CASH FLOW STATEMENT	1.1-31.3.2005	1.1-31.3.2004
Net cash flows from operating activities (a)	-1.571.272	287.829
Net cash flows from investing activities (b)	456.491	138.063
Net cash flows from financing activities (c)	720.369	200.342
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	-394.412	626.234
Effect of exchange rate fluctuations on cash and cash equivalents	225	252
Total cash flow for the period	**-394.187**	**626.486**
Cash and cash equivalents at beginning of the period	**6.085.579**	**6.933.643**
Cash and cash equivalents at end of the period	**5.691.392**	**7.560.129**

Additional data and information:

1. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
2. On February 3, 2005 the Bank acquired 88.64% of share capital of the Serbian bank Jubanka a.d. Beograd, by paying the amount of € 152 million.
3. No fixed assets have been pledged.
4. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
5. The total employees of the Bank as at March 31, 2005 were 7,017 in Greece and 149 abroad.
6. The figures arising from the transactions of the Bank with related parties are: a) revenues € 77,795 thous. b) expenses € 64,717 thous. c) receivables € 1,943,487 thous. d) liabilities € 10,242,167 thous. e) letters of guarantee € 10 thous.

Athens, June 28, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

10. Availability of the Financial Statements

The annual financial statements of the Bank and of the Group, as well as the Auditor's Reports and Board of Directors' Report are available at the web site address www.alpha.gr .

The annual financial statements, as well as the Auditors' Reports and Board of Directors' Reports of the companies that are included in the consolidated financial statements are available at the web site address www.alpha.gr